1144399

4-1-02

02030064

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

SEC MAIL PROCESSING SECTION
RECEIVED
APR -3 2002
WASH, D.C. 365

For the month of April, 2002

INTIER AUTOMOTIVE INC.
(Exact name of Registrant as specified in its Charter)

521 Newpark Boulevard, Newmarket, Ontario, Canada L3Y 4X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F XX   Form 40-F ___

PROCESSED
APR 15 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

INTIER AUTOMOTIVE INC. (Registrant)

By: /s/ Bruce R. Cluney
Bruce R. Cluney
Secretary

Date: April 2, 2002

P:\User\LH\Intier Automotive\PublicCo\AGM\ProxyMaterial\6KFiling12intier.wpd

EXHIBITS

Exhibit 1	Notice of Annual Meeting of Shareholders of the Registrant to be held on May 7, 2002 in Toronto, Ontario and Management Information Circular/Proxy Statement dated April 2, 2002; Class A Subordinate Voting Shares Proxy; and Notice to Non-Registered Shareholders Re: Interim Mailings.
Exhibit 2	Consolidated Audited Financial Statements of the Registrant for its fiscal year ended December 31, 2001.
Exhibit 3	2001 Annual Report of the Registrant (including, on pages 14-28 thereof, Management's Discussion and Analysis of Operations and Financial Position).

EXHIBIT 1

INTIER Automotive

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting of the Shareholders of Intier Automotive Inc. (the "Corporation") will be held at The Design Exchange, Toronto-Dominion Centre, Ernst & Young Tower, 234 Bay Street, 2nd Floor, Toronto, Ontario, Canada, on Tuesday, May 7, 2002, commencing at 8:00 a.m. (Toronto time) for the following purposes:

(a) To receive the Consolidated Financial Statements of the Corporation for the financial year ended December 31, 2001 and the Auditors' Report thereon;

(b) To elect directors;

(c) To re-appoint the Auditors and authorize the directors to fix the Auditors' remuneration; and

(d) To transact such further or other business or matters as may properly come before the meeting or any adjournments or postponements thereof.

Only shareholders of record at the close of business on March 27, 2002 will be entitled to notice of the meeting.

The Annual Report containing the Consolidated Financial Statements of the Corporation for the financial year ended December 31, 2001 and the Auditors' Report thereon, a Management Information Circular/Proxy Statement and a form of proxy are enclosed with this Notice of Annual Meeting of Shareholders. The Management Information Circular/Proxy Statement provides additional information concerning the matters to be dealt with at the meeting.

By order of the Board of Directors.

BRUCE R. CLUNEY
Secretary
April 2, 2002
Newmarket, Ontario

Note: If you are unable to be present at the meeting in person, please fill in, date and sign the enclosed proxy and return it to the Secretary of the Corporation in the enclosed envelope.

MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT

This Management Information Circular/Proxy Statement (the "Circular") is furnished to shareholders of Intier Automotive Inc. (the "Corporation" or "Intier Automotive") in connection with **the solicitation by and on behalf of the management of the Corporation** of proxies to be used at the Annual Meeting of Shareholders (the "Meeting") of the Corporation to be held at The Design Exchange, Toronto-Dominion Centre, Ernst & Young Tower, 234 Bay Street, 2nd Floor, Toronto, Ontario, Canada, on Tuesday, May 7, 2002, commencing at 8:00 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the "Notice").

This Circular, the Notice and the accompanying form of proxy are first being mailed to shareholders of the Corporation on or about April 2, 2002. The Corporation will bear all costs associated with the preparation and mailing of this Circular, the Notice and the accompanying form of proxy as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Corporation may also directly solicit proxies (but will not receive additional compensation for such activities) personally, by telephone, by telefax or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so.

All amounts referred to in this Circular are presented in United States dollars, unless otherwise noted.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy for the Class A Subordinate Voting Shares are officers of the Corporation. **A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) as nominee to attend and act for and on such shareholder's behalf at the Meeting other than the management nominees named in the accompanying form of proxy.** This right may be exercised either by striking out the names of the management nominees where they appear on the front of the form of proxy and by inserting in the blank space provided the name of the other person the shareholder wishes to appoint as proxyholder, or by completing, signing and submitting another proper form of proxy naming such other person as proxyholder.

A shareholder who has given a proxy, in addition to revocation in any other manner permitted by applicable Canadian law, may revoke the proxy within the time periods described in this Circular by an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.

Shareholders desiring to be represented at the Meeting by proxy or to revoke a proxy previously given, must deposit their form of proxy or revocation of proxy at one of the following locations: (i) the principal executive offices of the Corporation at 521 Newpark Boulevard, Newmarket, Ontario, Canada L3Y 4X7; (ii) the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Secretary of the Corporation; or (iii) the offices of Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado, U.S.A. 80401 (Mailing address: P.O. Box 1596, Denver, Colorado, U.S.A. 80201), addressed to the Secretary of the

Corporation; not later than 5:00 p.m. (Eastern Standard Time) on the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used. A shareholder may also revoke a proxy by submitting the revocation with the Chair of the Meeting on the day of the Meeting (or any adjournment(s) or postponement(s) thereof) before the commencement thereof. If a shareholder who has completed a proxy attends the Meeting in person, any votes cast by such shareholder on a poll will be counted and the proxy will be disregarded.

VOTING OF PROXIES

The shares represented by any valid proxy in favour of the management nominees named in the accompanying form of proxy will be voted for or withheld from voting (abstain) on the election of directors, the re-appointment of the Auditors and the authorization of the directors to fix the remuneration of the Auditors, in accordance with any specifications or instructions made by a shareholder on the form of proxy. In the absence of any such specifications or instructions, such shares will be voted FOR the election as directors of the management nominees named in this Circular and FOR the re-appointment of Ernst & Young LLP as Auditors and the authorization of the directors to fix the Auditors' remuneration.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or any adjournments or postponements thereof. As of the date of this Circular, the Corporation is not aware of any other matter to be addressed at the meeting.

RECORD DATE

The board of directors of the Corporation (the "Board") has fixed the close of business on March 27, 2002 as the record date (the "Record Date") for the Meeting. Only holders of record of Class A Subordinate Voting Shares and Class B Shares of the Corporation at the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting except that, in accordance with applicable law, a transferee of Class A Subordinate Voting Shares or Class B Shares acquired after the Record Date shall be entitled to vote at the Meeting if such transferee produces properly endorsed share certificates or otherwise establishes ownership of such shares and has demanded in writing not later than ten days before the Meeting that the name of such transferee be included in the list of shareholders entitled to vote at the Meeting.

VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

As at March 25, 2002 there were issued and outstanding 5,476,191 Class A Subordinate Voting Shares. Holders of Class A Subordinate Voting Shares as at the time of taking any vote on the date of the Meeting are entitled to cast one (1) vote per Class A Subordinate Voting Share held by them on each matter to be acted on at the Meeting.

As at March 25, 2002 there were issued and outstanding 42,751,938 Class B Shares. Holders of Class B Shares as at the time of taking any vote on the date of the Meeting are entitled to cast 20 votes per Class B Share held by them on each matter to be acted on at the Meeting.

The following table sets forth information with respect to the only shareholders known to the directors or officers of the Corporation to own beneficially, directly or indirectly, or exercise control or direction over, more than ten per cent (10%) of the issued and outstanding Class A Subordinate Voting Shares or Class B Shares of the Corporation, as at March 25, 2002:

	Class of Shares	Number of Shares	Percentage of Class
Magna International Inc. (1)	Class B	7,324,932	17.13%
893898 Ontario Inc. (1) (2)	Class B	7,882,961	18.44%
2004189 Ontario Inc. (1) (2)	Class B	11,565,159	27.05%
989891 Ontario Inc. (1) (2)	Class B	15,978,886	37.38%
Donald Walker	Class A	700,000	12.78%

(1) The Stronach Trust controls Magna International Inc. ("Magna") through its ownership of 726,629 of Magna's Class B shares, such shares representing 66.27% of the total votes attached to Magna's outstanding voting securities. Mr. Frank Stronach, the Chairman and a director of the Corporation and the founder and Chairman of Magna, and Ms. Belinda Stronach, a director of the Corporation and the President and Chief Executive Officer of Magna, together with two other members of their family, are the trustees of the Stronach Trust. Mr. Stronach and Ms. Stronach are also two of the members of the class of potential beneficiaries of the Stronach Trust.

(2) 893898 Ontario Inc., 2004189 Ontario Inc. and 989891 Ontario Inc. are wholly owned subsidiaries of Magna.

FINANCIAL STATEMENTS AND AUDITORS' REPORT

Management, on behalf of the Board of Directors, will submit to the shareholders at the Meeting the Consolidated Financial Statements of the Corporation for the financial year ended December 31, 2001 and the Auditors' Report thereon, but no vote by the shareholders with respect thereto is required or proposed to be taken. The Consolidated Financial Statements and Auditors' Report are included in the Corporation's 2001 Annual Report which is being mailed to shareholders with the Notice and this Circular.

BOARD OF DIRECTORS

Election of Directors

Under the Articles of the Corporation, the Board is to consist of a minimum of three (3) and a maximum of fifteen (15) directors. A special resolution passed by the shareholders of the Corporation on May 31, 2001 authorized the directors to determine the number of directors of the Corporation from time to time. Pursuant to that resolution, the number of directors was increased to ten (10) as Messrs. Flavio Cotti and Siegfried Wolf were, upon the recommendation of the Corporate Governance and Compensation Committee, appointed by the Board as directors of the Corporation on March 27, 2002 after Mr. James Nicol recently resigned as a director of the Corporation. The term of office of each director expires at the time of the Meeting unless successors are not elected, in which case the directors remain in office until their successors are elected by the shareholders of the Corporation.

Management proposes to nominate, and the persons named in the accompanying form of proxy will vote for (in the absence of specifications or instructions to abstain from voting on the proxy), the election of the ten (10) persons whose names are set forth below, but will not vote for a greater number of persons than the number of nominees named in the form of proxy. **A shareholder may withhold his/her vote with respect to any individual nominee by striking a line through the particular nominee's name in the form of proxy.** Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated, any nominee shall be unavailable to serve as a director, the proxy will be voted for the election of such other person or persons as management may select. Each director elected will hold office until the next annual meeting of shareholders of the Corporation, or until his/her respective successor is elected or appointed in accordance with applicable law and the Corporation's by-laws.

The following table sets forth information with respect to each of the management nominees for director, including the number of the Class A Subordinate Voting Shares and Class B Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each such nominee, as at March 25, 2002:

Name of Nominee	Age	Director Since	Other Positions and Offices Presently Held With Corporation	Principal Occupation	Class A Subordinate Voting Shares/ Per Cent of Class	Class B Shares/ Per Cent of Class
Donald Walker	45	May 31, 2001	President and Chief Executive Officer	President and Chief Executive Officer of the Corporation	700,000 / 12.78%	Nil
Flavio Cotti	62	March 27, 2002	None	Corporate Director	Nil	Nil
Neil G. Davis (2)(3)	46	August 9, 2001	None	Partner, Davis Webb Shulze & Moon (Barristers and Solicitors)	288 (4)	Nil
Louis E. Lataif (1)............	63	August 9, 2001	None	Dean of the School of Management of Boston University	1,488 (4)	Nil
Edward C. Lumley (1)(2)..	62	August 9, 2001	None	Vice-Chairman, BMO Nesbitt Burns (Investment and Corporate Banking)	2,288 (4)	Nil
Rudolf Streicher	63	August 9, 2001	None	Corporate Director	288 (4)	Nil
Belinda Stronach (2) (3)...	35	August 9, 2001	None	President and Chief Executive Officer, Magna International Inc.	Nil	42,751,938 / 100% (5)
Frank Stronach	69	August 9, 2001	Chairman (Non-Executive)	Partner, Stronach & Co	Nil	42,751,938 / 100% (5)
Siegfried Wolf..................	44	March 27, 2002	None	Vice-Chairman of Magna, President and Chief Executive Officer, Magna Steyr (Manufacturing)	10,000 (4)	Nil
Lawrence Worrall (1)(3) ...	58	August 9, 2001	None	Corporate Director	288 (4)	Nil

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Compensation Committee.

(3) Member of the Health and Safety and Environmental Committee.

(4) These shares represent less than 1% of the class.

(5) These Class B Shares are owned directly and indirectly by Magna. 445327 Ontario Limited owns 726,629 Class B Shares of Magna, such shares representing approximately 66.27% of the votes carried by the total outstanding Class A Subordinate Voting Shares and Class B Shares of Magna. The shares of 445327 Ontario Limited are wholly owned by the Stronach Trust. Mr. Frank Stronach, Chairman of Magna and Chairman and a director of the Corporation, and Ms. Belinda Stronach, President and Chief Executive Officer of Magna and a director of the Corporation, and two other members of their family are the trustees of the Stronach Trust. Mr. Stronach and Ms. Stronach are also two of the members of the class of potential beneficiaries of the Stronach Trust.

All of the management nominees were elected as of the dates indicated in the above table. Each of the nominees have held the principal occupation identified above for the past five years with the exception of the following individuals:

(1) Donald Walker – Mr. Walker was appointed President and Chief Executive Officer of Intier Automotive effective on February 21, 2001. Prior to that time, Mr. Walker served as Magna's President and Chief Executive Officer.

(2) Flavio Cotti – Mr. Cotti is currently Chairman of the International Advisory Board of the Credit Suisse Group as well as a member of the Board of Directors of Fiat s.p.a. and Georg Fischer Ltd and a member of the Board of Trustees of the Jacobs Foundation. He was formerly the President of the Swiss Confederation in 1991 and 1998. He also served as the Swiss Minister of Foreign Affairs from 1993 until April 1999.

(3) Rudolf Streicher – Dr. Streicher is the Chairman of the Supervisory Board of Voest-Alpine Stahl AG and Boehler Uddeholm AG. He has also previously served as the Austrian Minister for Economic Affairs and Transportation as well as the Managing Director and Chairman of the Board of Steyr-Daimler-Puch AG and Austria Metall AG.

(4) Belinda Stronach – Ms. Stronach was appointed President of Magna on January 14, 2002. Prior to this appointment, Ms. Stronach served as Vice-Chairman and Chief Executive Officer of Magna from February 21, 2001, prior to which she served as an Executive Vice-President of Magna from October 1998 and as Vice-President of Magna's Diversa Group.

(5) Siegfried Wolf – Mr. Wolf is employed by certain European subsidiaries of Magna and, in addition to being a director of Magna and the Corporation, is currently the Vice-Chairman of Magna (since January 14, 2002) and the President and Chief Executive Officer of Magna's Magna Steyr group (since February 21, 2001). Prior to that time, Mr. Wolf was the Vice-Chairman of Magna (since March 8, 1999) as well as the President of Magna Europe (since July 1, 1995).

(6) Lawrence Worrall – Mr. Worrall, a Certified Management Accountant, is retired and worked for over 30 years in various financial and operational capacities at General Motors of Canada Limited. Prior to his retirement, Mr. Worrall was Vice-President, Purchasing, Strategic Planning and Operations as well as a member of the board of directors of General Motors of Canada Limited.

There are no contracts, arrangements or understandings between any management nominee and any other person (other than the directors and officers of the Corporation acting solely in such capacity) pursuant to which the nominee has been or is to be elected as a director.

All directors and officers of the Corporation as a group (19 persons) owned beneficially or exercised control or direction over 758,040 Class A Subordinate Voting Shares, or approximately 13.84% of the class, and 42,751,938 Class B Shares, or 100% of the class, as at March 25, 2002.

Board

The Board oversees the business and affairs of the Corporation, supervises senior management's day-to-day conduct of business, establishes or approves overall corporate policies where required and involves itself jointly with management in ensuring the creation of shareholder value and the preservation and protection of the Corporation's assets as well as in establishing the Corporation's strategic direction. The Board acts through regularly scheduled Board meetings, which are held on a quarterly basis, with additional meetings being scheduled when required. A separate strategic planning meeting is held each year. There were two (2) meetings of the Board during fiscal 2001 after the completion of the initial public offering of the Corporation on August 9, 2001 and there have been an additional two (2) meetings thus far in 2002. In addition, there is continued communication between senior management and Board members between meetings both on an informal basis and through Committee meetings.

Board Committees

The Board has established three (3) standing committees: the Audit Committee, the Corporate Governance and Compensation Committee and the Health and Safety and Environmental Committee, and has prescribed the responsibilities and mandates of such Committees. The Corporation does not have an Executive Committee. Other committees may be established by the Board from time to time as circumstances require.

The Audit Committee, composed of Mr. Worrall (Chairman), Mr. Lataif and Mr. Lumley (none of whom are employees, officers or former officers of the Corporation or its affiliates and all of whom are considered by the Corporation to be "independent" under the applicable standards of the Nasdaq Stock Market ("Nasdaq") and "unrelated" under the Guidelines for Effective Corporate Governance as referenced in Sections 472 to 474 of The Toronto Stock Exchange Company Manual (the "TSE Guidelines"), operates under the Corporation's by-laws and applicable law in addition to its written mandate. This committee has general authority in relation to the Corporation's financial affairs as well as the specific responsibility to review the Corporation's quarterly and annual financial statements and other financial information and report thereon to the Board and to evaluate the performance of, review the independence of, review the annual fees of and make recommendations to the Board as to the annual appointment of the Auditors. In addition, the committee reviews the Management's Discussion and Analysis of Results of Operations and Financial Condition prior to its inclusion in the Corporation's Annual Report and quarterly reports to shareholders, and has certain responsibilities relating to internal and external audits, internal controls and procedures, the application of accounting principles, financial reporting and integrity, risk assessment and other matters. The Audit Committee also annually reviews and reassesses the adequacy of its written mandate (charter) and receives and reviews with the Auditors the written disclosures and related letter from the Auditors and discusses the independence of the Auditors, including the extent of non-audit services provided by the Auditors to the Corporation. There were two (2) meetings of the Audit Committee during fiscal 2001 attended by both management and representatives of the Auditors, both together and separately, with an additional meeting held thus far in fiscal 2002.

The Health and Safety and Environmental Committee, composed of Mr. Davis (Chairman), Ms. Stronach and Mr. Worrall (the majority of whom are not employees, officers or former officers of the Corporation or its affiliates), operates under a written mandate and works directly with the Corporation's human resources management on health and safety and environmental matters. This committee ensures that a management system is in place in each of these areas and that there are audit and other controls in place to ensure the effectiveness of such systems. The committee meets semi-annually to review significant issues in each area with human resources management and reports to the Board as material matters arise, but not less than annually. The committee also conducts an annual review of the Corporation's Health, Safety and Environmental Policy and, following the completion of such review, provides to the Board its recommendations for changes to the Policy.

The Corporate Governance and Compensation Committee, composed of Mr. Lumley (Chairman), Mr. Davis and Ms. Stronach (the majority of whom are not employees, officers or former officers of the Corporation or its affiliates), operates under applicable law in addition to its written mandate. This committee administers compensation related plans, including the Incentive Stock Option Plan (the "Stock Option Plan"); reviews management succession planning; reviews and makes recommendations to the Board regarding executive compensation, including the Chief Executive Officer's compensation, and provides its Report on Executive Compensation; and is generally responsible for developing the Corporation's approach to corporate governance issues and assessing the effectiveness of the system of corporate governance of the Corporation as a whole. See "Compensation of Directors and Executive Officers – Corporate Governance and Compensation Committee", "Report on Executive Compensation" and "Statement of Corporate Governance Practices" below.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth a summary of all annual, long-term and other compensation earned for services in all capacities to the Corporation, its subsidiaries and other entities in which the Corporation has an interest, in respect of its most recently completed fiscal year during which the Corporation became a reporting issuer with respect to individuals who were, as at December 31, 2001, the Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers") of the Corporation.

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Financial Year	Salary	Bonus	Other Annual Compensation (1)	Securities Under Options Granted	All Other Compensation
Donald J. Walker (2) President and Chief Executive Officer	2001	$236,250	$3,200,200	—	1,000,000	—
C. Dennis Bausch (3) Executive Vice-President, Chief Marketing and Strategy Officer	2001	$60,000	$181,000	—	60,000	—
Michael McCarthy Executive Vice-President and Chief Financial Officer	2001	$110,000	$251,700	—	50,000	—
Scott Paradise (4) Executive Vice-President, Sales, North America	2001	$100,000	$400,000	—	20,000	—
Karl Steiner (5) Executive Vice-President, Sales, Europe	2001	$75,500	$272,000	—	20,000	—

(1) Perquisites and other personal benefits do not exceed the lesser of Cdn.$50,000 and 10% of the total annual salary and bonus for each of the designated named executive officers.

(2) Mr. Walker commenced employment with the Corporation on February 21, 2001. Mr. Walker's employment contract provides that he is entitled to an annual cash bonus equal to 2% of the Corporation's pre-tax profits before profit sharing, social commitment and corporate bonus obligations, subject to a minimum bonus in 2001 and 2002 of eighty percent of the annual bonus he would have received under his former employment contract with Magna.

(3) Mr. Bausch commenced employment with the Corporation on July 1, 2001.

(4) Mr. Paradise was neither directly employed nor compensated by the Corporation during 2001, but was compensated by a Detroit-based sales representation company. Mr. Paradise's compensation paid by the sales

representation company has been fully apportioned to the Corporation as he provided (through the sales representation company) all his services to the Corporation and its subsidiaries during that year.

(5) Mr. Steiner was compensated in Deutschemarks during 2001. His compensation has been converted at the rate of DM2.186 = $1.00, the average exchange rate during the year.

Stock Option Plans, Grants and Exercises

Effective August 9, 2001, Intier Automotive adopted an incentive stock option plan in order to provide incentive stock options and stock appreciation rights in respect of its Class A Subordinate Voting Shares to eligible directors, officers and employees of the Corporation and its subsidiaries and to persons engaged to provide management or consulting services to the Corporation and its subsidiaries (the "Stock Option Plan"). Each option is exercisable in such manner as determined at the time of the grant, and the options granted will be for terms not exceeding ten years. Under the Stock Option Plan, the Corporation does not provide any financial assistance to participants in order to facilitate the purchase of Class A Subordinate Voting Shares thereunder. The maximum number of shares for which options and stock appreciation rights may be granted under the Stock Option Plan is six million Class A Subordinate Voting Shares, subject to certain adjustments. The option price is to be established at the time of the grant, but cannot be less than the closing price of the Corporation's Class A Subordinate Voting Shares on The Toronto Stock Exchange (the "TSE") (with respect to options denominated in Canadian dollars) and on the Nasdaq National Market ("Nasdaq") (with respect to options denominated in U.S. dollars).

As at December 31, 2001, options to purchase an aggregate of 2,525,000 Class A Subordinate Voting Shares were outstanding under the Stock Option Plan. Of all the outstanding options, 1,400,000 have an exercise price of Cdn.$21.00 per share and 1,125,000 have an exercise price of U.S.$13.72 per share (being in each case the initial public offering price for the Class A Subordinate Voting Shares in Canadian and U.S. dollars). The expiration date for these options is July 31, 2011.

The following table sets forth certain information with respect to the grant of options under the Stock Option Plan to the Named Executive Officers, as applicable, from August 9, 2001 to December 31, 2001:

Options Granted During the Period August 9, 2001 to December 31, 2001 to Named Executive Officers					
Name	Class A Subordinate Voting Shares Under Options Granted (#)	% of Total Options Granted in the Period	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Donald J. Walker	1,000,000	39.60%	Cdn.$21.00	Cdn.$21.00	July 31, 2011
C. Dennis Bausch	60,000	2.38%	Cdn.$21.00	Cdn.$21.00	July 31, 2011
Michael E. McCarthy	50,000	1.98%	Cdn.$21.00	Cdn.$21.00	July 31, 2011
Scott Paradise	20,000	0.79%	U.S.$13.72	U.S.$13.72	July 31, 2011
Karl Steiner	20,000	0.79%	U.S.$13.72	U.S.$13.72	July 31, 2011

The Named Executive Officers did not exercise any options to acquire Class A Subordinate Voting Shares of the Corporation during the financial year ended December 31, 2001. The following table provides certain information with respect to options for securities of the Corporation exercisable by the Named Executive Officers during fiscal 2001 as well as the fiscal 2001 year end option values of all options granted to such persons up to December 31, 2001:

Named Executive Officers' Aggregate Option Exercises During the Financial Year Ended December 31, 2001 and Financial Year-End Option Values						
Name	Class A Subordinate Voting Shares Acquired on Exercise (#)	Aggregate Value Realized on Exercise ($)	Exercisable and Unexercisable Options at December 31, 2001		Value of Exercised and Unexercised Options at December 31, 2001 (1)	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Donald J. Walker	Nil	Nil	200,000	800,000	Nil	Nil
C. Dennis Bausch	Nil	Nil	12,000	48,000	Nil	Nil
Michael E. McCarthy	Nil	Nil	10,000	40,000	Nil	Nil
Scott Paradise	Nil	Nil	4,000	16,000	Nil	Nil
Karl Steiner	Nil	Nil	4,000	16,000	Nil	Nil

(1) Class A Subordinate Voting Shares are the only securities for which options have been granted under the Corporation's Stock Option Plan.

(2) The Class A Subordinate Voting Share closing price on December 31, 2001 on the TSE was Cdn.$19.50 and on Nasdaq was U.S.$12.73.

Pension Plans

None of the executive officers, including the Named Executive Officers participate in any Magna or Corporation provided pension plans, including the Corporation's Canadian and U.S. defined benefit pension plans.

Employment Contracts

In his capacity as the non-executive Chairman of the Corporation, Mr. Stronach is not employed by, has no employment contract with, and received no direct remuneration from, Intier Automotive during fiscal 2001. During fiscal 2001, Mr. Stronach's associate, Stronach & Co ("SCo"), was granted options to acquire 750,000 Class A Subordinate Voting Shares under the Corporation's Incentive Stock Option Plan at an exercise price of $13.72 per share. See "Interests of Management and Other Insiders in Certain Transactions – Consulting Services Agreement".

Prior to completion of the Corporation's initial public offering, the Corporation entered into an employment contract with Mr. Walker in connection with his agreement to serve as President and Chief Executive Officer of Intier Automotive commencing February 21, 2001 and continuing until terminated in accordance with its provisions. Mr. Walker's employment contract provides for a base salary of $315,000 per annum and an annual cash bonus equal to 2% of the Corporation's pre-tax profits before profit sharing, social commitment and corporate bonus obligations, subject to a minimum bonus in 2001 and 2002 of eighty percent of the annual bonus he would have received under his former employment contract with Magna. His employment contract also provides for the grant of 1,000,000 stock options (see "Compensation of Directors and Executive Officers – Stock Option Plans, Grants and Exercises" above), maintenance of the ownership of a declining minimum number of Intier Automotive Class A Subordinate Voting Shares by Mr. Walker, certain insurance and other fringe benefits, and certain confidentiality and non-competition obligations. The agreement also contains a termination provision permitting Mr. Walker's employment to be terminated by the Corporation by giving advance written notice of termination for a prescribed period of time or by paying a retiring allowance to

Mr. Walker. Mr. Walker may also voluntarily resign his employment with the Corporation with notice. No notice or severance payment is required for a termination for just cause or on the voluntary resignation of Mr. Walker.

The employment contracts or arrangements for Messrs. Bausch and McCarthy generally provide for base salaries, annual cash bonuses based on a specified percentage of the pre-tax profits before profit sharing of the Corporation with, in certain cases, the provision for minimum fixed bonuses in certain periods, the maintenance of the ownership of a minimum number of Class A Subordinate Voting Shares, confidentiality obligations and non-competition restrictions. Each employment contract provides that employment may be terminated by the Corporation either by giving advance written notice of termination for a minimum time period or by paying a retiring allowance or making a payment in lieu thereof.

Mr. Steiner has recently agreed to the terms of a new employment contract with a European subsidiary of the Corporation which provides for a base salary, an annual bonus based on a specified percentage of the adjusted earnings before interest and tax of Intier's European operations (with certain contractual guaranteed bonuses in respect of fiscal 2002 and 2003); the maintenance of the ownership of a minimum number of Class A Subordinate Voting Shares; the provision by the European subsidiary of a company car as well as life insurance and disability insurance benefits for Mr. Steiner; confidentiality obligations; and non-solicitation and non-competition restrictions. The employment contract also provides that the employment may be terminated by giving advance written notice of termination for a minimum time period during which time Mr. Steiner's salary and bonus will continue to be paid.

In his capacity as Executive Vice-President, Sales, North America, Mr. Paradise does not have any employment contract with, nor did he receive any direct remuneration from Intier Automotive during fiscal 2001, other than the 20,000 options to acquire Class A Subordinate Voting Shares of the Corporation referred to in the "Summary Compensation Table" above. Mr. Paradise was compensated during fiscal 2001 by a Detroit-based sales representation company.

No payments are required to be made under any employment contracts with the Named Executive Officers in the event of a change in the control of the Corporation. The maximum total amount payable by the Corporation to the Named Executive Officers pursuant to such contracts for severance is approximately $11 million in the aggregate.

Directors' Compensation

Directors who are not the Corporation's employees or employees of Magna are currently paid an annual base retainer fee of $20,000 (of which a minimum of $10,000 is paid in Class A Subordinate Voting Shares) and an annual retainer fee of $2,500 is paid to each director who is not one of the Corporation's or Magna's employees for services on each board committee of which he or she is a member. Those directors who are not the Corporation's employees or employees of Magna will also be paid $1,000 for attendance at each meeting of the Board of Directors and of each committee of the Board of Directors on which they serve. The chairman of each board committee who is not one of the Corporation's or Magna's employees is paid an additional annual fee of $8,000 for the Audit Committee, and Corporate Governance and Compensation Committee and $4,000 for the Health and Safety and Environmental Committee. Compensation for board and committee work and travel days ($1,500 per day) and for the execution of written resolutions ($250 per resolution) is also provided to those directors who are not employed by the Corporation or Magna.

Under the Corporation's stock option plan described below, members of the Board of Directors who are not the Corporation's employees received a grant of options for 10,000 of the Corporation's Class A Subordinate Voting Shares effective upon election as a director and a new grant of options will be made following the completion of each five continuous years of service as a member of the Board of Directors. Such options vest 20% on the date of grant and 20% on each of the next four anniversary dates of the date of grant. Mr. James Nicol, a former director of the Corporation, and Mr. Siegfried Wolf were each granted an additional 50,000 options to acquire Class A Subordinate Voting Shares at a price of Cdn.$21.00 and U.S.$13.72, respectively, per share in conjunction with the Corporation's initial public offering in addition to the 10,000 options they each received as a member of the Board. With respect to Mr. Stronach, see "Interests of Management and Other Insiders in Certain Transactions" below.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee of the Board (the "Committee") is comprised of Messrs. E.C. Lumley (Chairman), N.G. Davis and B. Stronach, the majority of whom are not employees, officers or former officers of the Corporation or its affiliates. The Committee meets as required to review and make recommendations to the Board on the compensation of, and material contractual matters involving, the President and Chief Executive Officer and to review recommendations of the President and Chief Executive Officer regarding compensation for the other executive officers of the Corporation. The Committee also has certain other responsibilities including the administration of the Stock Option Plan and the newly established Canadian and U.S. pension plans, and is generally responsible for developing the Corporation's approach to corporate governance issues and assessing the effectiveness of the system of corporate governance at the Corporation as a whole, and other matters. See "Board of Directors – Board Committees" above.

Report on Executive Compensation

The Corporation's heritage as a Magna subsidiary means that it has adopted Magna's unique, entrepreneurial corporate culture which has evolved since Magna's founding approximately four decades ago. There are several key elements of this entrepreneurial culture. Firstly, the Corporation consistently emphasizes decentralization, which provides management with a high degree of autonomy at all levels of operation and which increases Intier Automotive's flexibility, customer responsiveness and productivity. Secondly, incentive-based compensation (such as variable profit-based bonuses and stock option grants) represents in most cases the majority of each senior manager's total compensation package. Under this variable compensation "risk and reward" philosophy, operational and corporate management have the incentive to emphasize consistent medium and long-term profitability in order to provide such individuals with the potential to earn higher compensation than other management in comparable positions within the Corporation's industry peer group. In contrast, during periods of cyclical downturns, management compensation is reduced. The grant of stock options with longer term vesting provisions to senior corporate and operational management also provides additional incentive to management to increase the Corporation's share price and create shareholder value. Finally, the Corporate Constitution attempts to balance the interests of shareholders, employees and management, defines the rights of employees (including management) and investors to participate in the Corporation's profits and growth and reflects certain of the entrepreneurial operational and compensation philosophies which attempt to align employee, management and shareholder interests. These operational and compensation philosophies and the Corporate Constitution enable the Corporation to maintain an entrepreneurial environment which encourages management and employee productivity, ingenuity and innovation.

It is the Committee's objective to enable this entrepreneurial culture to continue to flourish, and it therefore intends to continue to apply Magna's long established compensation philosophies, which have been essential to Intier Automotive's continued success and its ability to attract, retain and motivate skilled, entrepreneurial employees at all levels of the Corporation's organization, as well as to maintain the alignment of shareholder and employee interests and create shareholder value.

In order to achieve this objective and consistent with the concepts reflected in the Corporate Constitution, certain managers who have senior operational or corporate responsibilities receive a remuneration package consisting of a base salary (which generally is lower than comparable industry standards) and an annual incentive bonus based on direct profit participation at the operating or corporate level at which such manager is involved. All other eligible Canadian, U.S., U.K. and Austrian employees of Intier Automotive currently participate in the Magna Employee Equity Participation and Profit Sharing Program, which consists of a combination of a deferred profit sharing plan, employee pension plan and cash payments to employees. Commencing not later than 2003, the Corporation is obligated, pursuant to its Corporate Constitution, to establish its own employee equity participation and profit sharing program which will be substantially similar in structure to the Magna program, whereby the Corporation will contribute or allocate ten per cent (10%) of the Corporation's Employee Pre-Tax Profits Before Profit Sharing to such program.

The Committee intends to apply the following criteria in determining or reviewing recommendations for compensation for executive officers:

Base Salaries. Base salaries should be at levels generally below base salaries for comparable positions within a comparator group of North American industrial companies which have global businesses and are not generally increased on an annual basis. Fixed compensation costs are therefore minimized in cyclical or other down periods, with financial rewards coming principally from variable incentive cash compensation and long-term incentive compensation. See "Summary Compensation Table" above.

Incentive Compensation. The amount of direct profit participation of management and therefore the amount of compensation "at risk" increases with the level of performance and/or responsibility. Due to the variable nature of profit participation, incentive cash compensation is generally reduced in cyclical or other down periods due to reduced profits. As a result, senior management has an incentive to emphasize consistent growth in profitability over the medium- to long-term to ensure stable levels of annual compensation. Variable incentive cash compensation for fiscal 2001 paid to the Named Executive Officers represented not less than approximately 70% of such individuals' total cash compensation and reflects the improved financial performance of the Corporation and the overall performance of management during fiscal 2001.

Under the Corporate Constitution, the aggregate incentive bonuses paid and payable to "Corporate Management" (which includes the Named Executive Officers and other executive officers of the Corporation) in respect of any financial year shall not exceed 6% of the Corporation's Pre-Tax Profits before Profit Sharing for such year.

Long-Term Incentives. Minimum stock ownership has been required of all direct profit participators (including executive officers) for many years at Magna and has been continued at Intier Automotive. In addition, stock option grants to senior corporate and operating management have been made in order to encourage members of corporate and operational management to remain with Intier Automotive over the longer term, thereby promoting management stability, and further attempting to align management's interests with those of the Corporation's shareholders and encourage the enhancement of shareholder value. During fiscal 2001 the Corporation granted a total of 1,655,000 options to acquire Class A Subordinate Voting Shares of the Corporation to various officers of the Corporation and certain of its subsidiaries at the initial public offering price of Cdn.$21 or U.S.$13.72 per share (as applicable). Such options are exercisable until July 31, 2011 and vest in 20% installments over a period of five years.

Written Employment Contracts. The Corporation generally utilizes written employment contracts with its executive officers to reflect the terms of their employment, including compensation, severance, stock maintenance, confidentiality and non-competition arrangements. Prior to the renewal and/or material amendment of each such agreement, the Committee intends to review the executive officer's compensation in the context of the Corporation's historical compensation philosophies and policies, such officer's individual performance and relevant comparators, with the objective of ensuring that such compensation is commensurate with the Corporation's performance and is primarily "at risk" and incentive based. The Committee intends to conduct a periodic review with its external compensation consultants of comparison compensation as well as its compensation criteria and overall approach to ensure the continued competitiveness of its total compensation and effectiveness in achieving its compensation objectives.

Mr. Walker's annual compensation, long-term compensation awards and other compensation referred to in the Summary Compensation Table reflect the compensation and benefits provided to him under his employment contract with the Corporation which was entered into in fiscal 2001 prior to the Corporation's initial public offering, which was completed in August 2001. The term of Mr. Walker's employment contract is of an indefinite duration.

The Corporation believes that its continued strong, profitable growth positions it for long-term growth in shareholder value, and justifies competitive financial rewards for executive officers which are primarily contingent on the continued profitability of the Corporation.

The foregoing report is submitted by the Corporate Governance and Compensation Committee of the Board:

Edward C. Lumley   Neil G. Davis   Belinda Stronach

SHAREHOLDER PERFORMANCE REVIEW GRAPH

The following graph compares the total cumulative shareholders' return (including dividends) until December 31, 2001 for Cdn.$100 invested in Class A Subordinate Voting Shares of the Corporation on August 9, 2001, being the date of the completion of the initial public offering, with the cumulative total return of the TSE 300 Total Return Index. The December 31, 2001 values of each investment are based on share price appreciation or depreciation plus dividend re-investment.

Five-Month Cumulative Total Returns

Value of Cdn.$100 invested on August 9, 2001


110
105
100
95
90
09-Aug-01
31-Dec-01
Intier Class A
TSE 300

	August 9, 2001	December 31, 2001
Intier Automotive Class A Subordinate Voting Shares	Cdn.$100.00	Cdn.$93.16
TSE 300 Stock Index	Cdn.$100.00	Cdn.$100.45

The total cumulative shareholders' return for Cdn.$100 invested in the Class A Subordinate Voting Shares was Cdn.$93.16 compared to Cdn.$100.45 for the TSE 300 Total Return Index. The closing price on the TSE of the Class A Subordinate Voting Shares on March 25, 2002 was Cdn.$28.54 as compared to Cdn.$19.50 on December 31, 2001.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Excluding routine indebtedness, none of the directors, executive officers or senior officers of the Corporation or their respective associates were indebted at any time during fiscal 2001 to the Corporation or its subsidiaries in connection with the purchase of the Corporation's securities. The aggregate amount of indebtedness as at March 25, 2002 to the Corporation and its subsidiaries incurred other than in connection with the purchase of securities of the Corporation or its subsidiaries, excluding routine indebtedness, was approximately $118,000 in the case of present and former officers, directors and employees of the Corporation and its subsidiaries.

INTERESTS OF MANAGEMENT AND OTHER INSIDERS IN CERTAIN TRANSACTIONS

Affiliation Agreements

Concurrently with the closing of the initial public offering of the Corporation on August 9, 2001, the Corporation and certain of its subsidiaries entered into new, or amended existing, affiliation agreements dated as of January 1, 2001 with Magna and certain of its subsidiaries to formalize certain aspects of Intier Automotive's relationship with Magna and provide for payment of affiliation fees. The affiliation agreements provide that Magna will:

- provide the Corporation and its subsidiaries with the right to identify themselves as part of the Magna group of companies by granting to the Corporation (and the applicable subsidiaries) a non-exclusive, world-wide licence to use trademarks which identify Magna and its goods, services and activities in order to identify Intier Automotive and its goods, services and activities as being affiliated with Magna;

- provide the Corporation and its subsidiaries with access to Magna's core operating principles and to new policies and programs adopted by Magna from time to time;

- provide the Corporation and its subsidiaries with access to Magna's senior management and make available details of any new management techniques and incentive programs as well as all marketing materials to the extent they are made available generally to Magna's other affiliates; and

- grant the Corporation and its subsidiaries a sole and exclusive worldwide licence to use the "Intier" tradename and certain other trademarks used by the Corporation and its subsidiaries which are owned by Magna. The Corporation and its subsidiaries may not sublicense such tradename and trademarks other than to their respective subsidiaries.

The aggregate affiliation fees payable by the Corporation and certain subsidiaries to Magna in respect of each fiscal year will be an amount equal to:

- 1.5% of the first $3 billion of the Corporation's consolidated net sales for that year;

- 1% of the next $3 billion of the Corporation's consolidated net sales for that year; and

- 0.75% of the Corporation's consolidated net sales exceeding $6 billion;

provided that sales from acquired businesses will not be subject to a fee until January 1 of the year following the date of the acquisition, and will be subject to a fee equal to 50% of the fee with respect to the Corporation's other sales in the calendar year following the date of the acquisition, and to the full fee in the second calendar year following the date of the acquisition and thereafter. The affiliation agreements also provide that in the event that certain of the benefits and/or services to be provided by Magna are in fact provided by another affiliate of Magna, Magna will reduce the affiliation fees by an equitable amount having regard to the fees paid for such benefits and/or services by Intier Automotive to such Magna affiliates. The aggregate affiliation fee in respect of fiscal 2001 was $47.6 million.

Under the affiliation agreements the Corporation and its subsidiaries and Magna and its subsidiaries have reciprocal rights to obtain non-exclusive licences to each other's present and future intellectual property (other than tradenames and trademarks) upon normal commercial terms, to use any such intellectual property in a geographical area or field of use in which the

Corporation and its subsidiaries or Magna and its subsidiaries, respectively, do not intend to use such intellectual property, and in respect of products which do not then compete with products produced or then intended to be produced by the Corporation and its subsidiaries; provided that the Corporation and its subsidiaries do not have the right to obtain any intellectual property of any subsidiary of Magna that is a public company. The affiliation agreements also provide that Intier Automotive will consult with Magna with respect to future research and development and marketing efforts.

The affiliation agreements with Magna provide that Magna is not liable to Intier Automotive for any loss or damages resulting from or arising out of any action taken (or not taken) by Magna in good faith under the affiliation agreements. In addition, Intier Automotive has agreed to indemnify Magna against claims of third parties with respect to the intellectual property of Magna used by the Corporation and its subsidiaries under the affiliation agreements.

The affiliation agreements with Magna are each effective for a fixed ten-year term ending July 31, 2011 and will thereafter be renewed automatically for further one-year terms unless terminated by Intier Automotive, Magna or their respective subsidiaries upon six months' notice prior to the applicable date of renewal. Intier Automotive's Corporate Constitution provides that the affiliation agreements may not be amended to increase the affiliation fees paid by Intier Automotive to Magna without the prior approval of the holders of the Corporation's Class A Subordinate Voting Shares and the Corporation's Class B Shares, each voting as a separate class. If the affiliation agreements are terminated for any reason, Magna is required to enter into a licence agreement with Intier Automotive pursuant to which Magna will, for a commercially reasonable royalty fee to be negotiated by Magna and the Corporation and paid by the Corporation to Magna, extend for 15 years from the date of such termination the Corporation's sole and exclusive, world-wide licence to the "Intier" tradename and trademarks (subject to Magna's rights with respect to licensing to the Corporation the use of these trademarks and tradenames, as described above). If the Corporation and Magna are unable to agree on the amount of such royalty fee, the dispute will be submitted to binding arbitration.

The affiliation agreements also provide that all programs established by Magna for the general benefit of Magna's employees (other than the Magna employee equity participation and profit sharing program once the Corporation has established the Intier Automotive employee equity participation and profit sharing program not later than 2003) will be made available to the Corporation's employees, and that Intier Automotive will pay its pro rata share of the costs of these programs. Such programs include the Employee Hot Line, the Employee Advocate, and the Employee Relations Advisory Board. Pursuant to the affiliation agreements, Magna will provide Intier Automotive with assistance in developing the Corporation's employee equity participation and profit sharing program.

Social Commitment Agreement

Intier Automotive's Corporate Constitution provides that a maximum of 2% of its pre-tax profits in each fiscal year shall be allocated to the promotion of social objectives. The Corporation entered into a social commitment agreement dated as of January 1, 2001 with Magna concurrently with the closing of the Corporation's initial public offering on August 9, 2001 that requires the Corporation to contribute 1.5% of its pre-tax profits in each fiscal year to social and charitable programs coordinated by Magna or other charitable or non-profit organizations on behalf of Magna and its affiliates, including the Corporation and its subsidiaries. The aggregate social commitment fee in respect of fiscal 2001 was $1.2 million.

Service Company

Prior to the completion of the Corporation's initial public offering, the Corporation entered into an agreement with a service company subsidiary of Magna for a term of one year to provide to the Corporation management and administrative services specifically agreed to by the parties, including legal services, environmental services, administrative, tax and internal audit staff, insurance, treasury, information systems, employee pension and benefit and employee relations services, in return for specific amounts negotiated between Intier Automotive and Magna subject to an aggregate maximum amount of $6.5 million, over the one year term. The aggregate amount of such services provided by Magna to the Corporation was $4.7 million for fiscal 2001. This agreement may be extended upon the mutual agreement of the parties.

Registration Rights Agreement

Concurrently with the closing of the Corporation's initial public offering, the Corporation entered into a registration rights agreement with Magna, in which it has agreed to register or qualify its Class A Subordinate Voting Shares held by Magna under United States securities laws and/or Canadian securities laws in order to facilitate the sale of such shares. The registration rights agreement restricts the number of times registration may be required to a total of four. The registration rights agreement also provides Magna with certain unlimited "piggy-back" rights to have their Class A Subordinate Voting Shares registered or qualified, including when the Corporation effects a treasury offering of its shares. In addition, if at any time the Corporation effects a treasury offering of Class A Subordinate Voting Shares, Magna may require that up to 35% of the shares offered be Class A Subordinate Voting Shares owned by Magna. Magna will bear all underwriters' commissions and discounts associated with any shares it sells, however the Corporation will bear the expenses (other than underwriters' commissions and discounts) associated with registrations effected under the registration rights agreement. The Corporation is not permitted to grant to any person registration rights which are superior in any fashion to those granted to Magna under the registration rights agreement without Magna's approval.

Magna/Intier Automotive Deferred Profit Sharing Plan

All of the Corporation's eligible North American, U.K. and Austrian employees are presently members of Magna's employee equity participation and profit sharing program, which consists of separate Magna deferred profit sharing plans in Canada, the United States, the United Kingdom and Austria, employee pension plans in certain of such jurisdictions and cash payments to such employees. Each of Magna's deferred profit sharing plans invests primarily in Class A Subordinate Voting Shares of Magna. The Corporation's portion of the costs associated with Magna's employee equity participation and profit sharing program in respect of fiscal 2001 was $28 million. Commencing not later than 2003, the Corporation intends to adopt its own employee equity participation and profit sharing program, consisting of separate Intier Automotive deferred profit sharing plans, which will invest primarily in the Corporation's Class A Subordinate Voting Shares, independent Intier Automotive employee pension plans and cash payments to eligible Intier Automotive employees. Thereafter, Intier Automotive's eligible North American, U.K. and Austrian employees will continue to participate in Magna's deferred profit sharing plan only to the extent that units attributable to these persons which were held prior to the adoption of Intier Automotive's deferred profit sharing plan will remain in Magna's deferred profit sharing plan.

Inter-Company Purchases and Leases

Intier Automotive buys and sells products and services from Magna and its other subsidiaries on an ongoing basis in the normal course of its business. As such, Magna is both a supplier to and customer of Intier Automotive, and these transactions typically are on normal commercial terms after a competitive quoting process which would include third party participants. Intier Automotive sales of materials to Magna and its affiliates during fiscal 2001 were $13.7 million and Intier Automotive's purchases of materials from Magna and its affiliates were $28.6 million during the 2001 fiscal year. Intier Automotive also leases various land and buildings used in its operations from Magna and its affiliates. Intier Automotive's lease payments to Magna and its affiliates in fiscal 2001 were approximately $7.1 million. These transactions were also typically on normal commercial terms.

Consulting Services Agreement

Effective August 9, 2001, the Corporation entered into a four year consulting services agreement with SCo pursuant to which Intier Automotive secured direct access to the personal business efforts, experience and relationships of Frank Stronach for the benefit of Intier Automotive in Europe and other global markets outside of North America. The services to be provided under the agreement include: advising Intier Automotive's management and assisting in obtaining new product or geographic market growth opportunities; maintaining high-level relations with automotive companies, other customers and potential customers, governments and similar authorities outside North America; co-ordinating with Intier Automotive's management the implementation of its product strategy outside North America; assisting in the establishment of research and development facilities for the creation of new products for global markets outside of North America; assisting in the training and recruiting of operational and technical managers for Intier Automotive; and identifying and facilitating potential business and technology acquisitions and alliances to complement Intier Automotive's business strategies.

In consideration of the services to be provided under this agreement, the Corporation granted SCo options to acquire 750,000 Intier Automotive Class A Subordinate Voting Shares under the Corporation's Incentive Stock Option Plan at an exercise price of $13.72 per share. Such options vested immediately as to 250,000 options, with the remaining 500,000 options vesting in increments of 125,000 options annually on August 8th of each year.

Prior to the completion of the initial public offering of the Corporation, the agreement and the related share option consideration were approved by the independent members of the Magna Board of Directors on July 5, 2001 following review by and the positive recommendation of the Compensation Committee of the Magna Board of Directors, but with effect on the completion of the offering.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Intier Automotive Board believes that effective corporate governance practices and policies are necessary to the well-being of the Corporation and assist in creating shareholder value. The Corporation has adopted certain procedures, in addition to its Corporate Constitution, to ensure that effective corporate governance practices are followed and the Board functions independently of management. The following statement describes the Corporation's approach to corporate governance with specific reference to each of the fourteen (14) TSE Guidelines as well as to the Corporation's Corporate Constitution which reflects the Corporation's historical corporate governance approach.

Intier Automotive's Corporate Constitution

The Corporation has a unique, entrepreneurial and decentralized corporate culture which is a direct reflection of its heritage as a member of the Magna group of companies since 1987. Many of the Corporation's historical operating principles and corporate governance practices which it adopted through Magna are now contained in its Corporate Constitution. The policies contained in the Corporation's Corporate Constitution attempt to strike a balance between the Corporation's stakeholders – its employees, managers and investors – by describing their respective rights and, in the case of management, imposing certain responsibilities or disciplines. The Corporate Constitution is part of the Corporation's governing charter documents (its Articles) and is therefore subject to enforcement by any shareholder.

The policies reflected in the Corporate Constitution, which define the rights of the stakeholders to participate in the Corporation's profits and growth while at the same time subjecting management to certain disciplines, include the following:

(1) A majority of the members of the Corporation's Board must be individuals who are not officers or employees of the Corporation or related to such officers or employees. In addition a minimum of two directors must be individuals who are not officers, directors or employees of the Corporation's affiliates (including Magna) or related to such officers, directors or employees.

(2) Shareholders are entitled to certain minimum annual dividend distributions i.e. not less than 10% of the Corporation's after-tax profits in respect of 2001 and 2002, and on average 20% of the Corporation's after-tax profits over a rolling three financial year basis thereafter (the "Dividend Policy").

(3) Class A Subordinate Voting shareholders may directly elect two directors if a 4% return on capital is not achieved on average over a rolling two financial year basis or the dividends required under the Dividend Policy are not distributed.

(4) Class A Subordinate Voting and Class B shareholders, with each class voting separately, will have the right to approve any investment by the Corporation in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20 percent of Intier Automotive's equity (the "Investment Policy").

(5) Certain specific distributions of adjusted pre-tax profits relating to employee profit participation (10%) (commencing not later than 2003), executive compensation (maximum 6%), the support of social objectives (maximum 2%) and research and development (minimum 7%) are required (the "Distribution Policy").

These policies represent another aspect of Intier Automotive's unique, entrepreneurial corporate culture, in addition to the operational and compensation philosophies described in the Human Resources and Compensation Committee's Report on Executive Compensation (see "Compensation of Directors and Executive Officers – Report on Executive Compensation" above) as well as the Intier Automotive Employee Charter of Rights.

Constitution of the Board and its Committees

The Board currently consists of ten (10) members. The Corporation intends to maintain a functional Board of between seven (7) and twelve (12) in order to facilitate effective and efficient decision making as contemplated by Guideline (7). While there are no specific criteria for Board members, Intier Automotive attempts to maintain a diversity of personal experience, particularly amongst the "outside" directors. See "Board of Directors" above.

A majority of the current Board members (Messrs. Cotti, Davis, Lataif, Lumley and Worrall and Dr. Streicher) are viewed by the Intier Automotive Board as "unrelated directors" within the meaning of Guideline (2) as they are "free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding". Dr. Streicher served as the Managing Director and Chairman of the Board of Steyr-Daimler-Puch AG immediately prior to Magna's acquisition of such company in 1998. Mr. Cotti is the Chairman of the International Advisory Board of the Credit Suisse Group, an affiliate of which acted as underwriter in conjunction with the Corporation's initial public offering, which was completed in August 2001. BMO Nesbitt Burns, the investment banking firm employing Mr. Lumley, also performed underwriting services for the Corporation in conjunction with such transaction. This assignment was made on a competitive basis and approved by the Magna Board. In addition, Mr. Lumley serves as an unrelated director of Magna, the Corporation's significant shareholder. The Board has considered each of these relationships and transactions, together with the background and business relationships of all of the other above-referenced members of the Board and has concluded that they do not affect such member's independence as directors of the Corporation, and as such the Board considers them to be "unrelated directors" within the meaning of the TSE Guidelines. The Board believes that these relationships are neither "material" to the Corporation nor do they interfere with or compromise such directors' "ability to act with a view to the best interests of the Corporation". Intier Automotive accordingly believes all such six (6) directors are "unrelated" within the meaning of Guidelines (2) and (3). The other four (4) Board members are related, Mr. Walker being a member of management, Mr. Wolf being an officer and director of Magna as well as a director of certain of the Corporation's joint ventures, and Mr. Stronach and Ms. Stronach being both officers of Magna and trustees and potential beneficiaries of and therefore related to Magna and its significant shareholder, the Stronach Trust. Magna is a significant shareholder by virtue of its voting control of the Corporation through its Class B shareholdings. See "Voting Securities and Their Principal Holders" above. Other than Mr. Lumley who serves as a director of Magna, none of the six (6) "unrelated" directors have interests in or relationships with Magna or the Stronach Trust and Intier Automotive therefore believes that the Board's composition appropriately reflects the investment in the Corporation by its shareholders other than Magna.

The Corporation has established a number of Board committees in order to permit the Board to delegate as well as share responsibility amongst the directors and to devote the necessary expertise and resources to a particular area. These committees include an Audit Committee, a Corporate Governance and Compensation Committee and a Health and Safety and Environmental Committee. All of the members of these committees currently consist solely of "outside" directors and a majority of the members are "unrelated" directors as recommended by Guideline (9). Each committee has a specifically defined mandate and responsibilities that have been established by the Board as recommended by Guideline (13). See "Board of Directors – Board Committees" above for a description of the Committee mandates and their membership. As contemplated by Guideline (10), the Board has delegated to the Corporate Governance and Compensation Committee responsibility for developing the Corporation's approach to corporate governance issues, for assessing the effectiveness of the Corporation's system of corporate governance as a whole and for preparing the Corporation's response to the TSE Guidelines. While Intier Automotive has not established a separate Nomination Committee as recommended by Guideline (4), the Corporate Governance and Compensation Committee, in accordance with its mandate, has and will continue to recommend to the Board: (i) changes in the size, composition and structure of the Board and of the committees of the Board; and (ii) suitable candidates for nominees for election or for appointment as directors, as evidenced by the Committee's recommendation to the Board that Messrs. Cotti and Wolf be appointed as new members of the Board on March 27, 2002.

Intier Automotive ensures that new Board recruits are provided with a basic understanding of its business to assist them in contributing effectively from the commencement of their election by the Board and/or shareholders as recommended by Guideline (6). This includes an orientation package as well as the opportunity for each new member to meet with senior management and operational personnel and to visit the Corporation's manufacturing and other facilities. Following their election, Board members have accepted invitations to visit operational facilities and engage in discussions with individual corporate or operational managers. While Intier Automotive does not, at the current time, have a formal process for assessing the effectiveness of the Board as a whole, its committees or the contributions of individual directors as recommended by Guideline (5), the Corporate Governance and Compensation Committee is responsible under its mandate for assessing the effectiveness of the Board as a whole and intends to examine this issue not less than annually.

Functioning and Independence of the Board

Guidelines (11) and (12) also discuss other issues which arise out of the relationship between the Board and management, including a recommendation that the limits of management's responsibilities be defined and that structures and procedures be put in place to ensure the Board can function independently of management. As noted above, the primary legal mechanism implemented by the Corporation to ensure Board independence from management is the "outside" director requirement in the Corporate Constitution and the existence of a majority of what the Board believes are "unrelated" directors. The Board has no formal policy or "position description" setting out which specific matters must be brought by the Chief Executive Officer and management to the Board for approval; however there is a Board expectation imposed on Management that all transactions or other matters of a material nature must be presented by Management for approval by the Board. As previously indicated, each committee does have a formal written mandate outlining such committee's responsibilities and its obligation to report its recommendations to the Board. Subject to those powers that it has specifically delegated, the Board retains residual authority.

The Board has not developed a formal position description or mandate for the Chief Executive Officer nor specific written corporate objectives which the Chief Executive Officer is responsible for meeting as recommended by Guideline (11); however, there is regular discussion between the Board, the Corporate Governance and Compensation Committee, the Chairman and the Chief Executive Officer with respect to the performance of the Chief Executive Officer and senior management in achieving the Corporation's strategic objectives as jointly determined by the Board and management. The Corporate Governance and Compensation Committee also intends to consider the performance of the Chief Executive Officer in reviewing any changes to the Chief Executive Officer's employment terms and compensation and intends to review the performance of other senior managers with the Chief Executive Officer during each financial year. See "Compensation of Directors and Executive Officers – Report on Executive Compensation" above.

Mr. F. Stronach has been the Chairman of the Board since 2001 reflecting his position as the founder of Magna, the principal shareholder of the Corporation. While a trustee of the Stronach Trust and therefore related to Magna, the controlling shareholder, he is technically a non-executive chairman; however, the Corporation does not consider him as such due to the foregoing relationship and his relationship with SCo. See "Interests of Management and Other Insiders in Certain Transactions" above. In addition, the Corporation believes that its current Board size facilitates direct and immediate communication between "unrelated" directors and management and permits individual directors to directly involve themselves in specific matters where their personal inclination or experience will assist the Board as a whole and management in dealing with a specific issue.

The Corporate Governance and Compensation Committee is responsible, in accordance with its mandate, for monitoring and assessing the relationship between the Board of Directors and Management, defining the limits to Management's responsibilities and ensuring that the Board of Directors is able to function independently of Management. Members of the Board as well as committees of the Board have met independently of management as recommended by Guideline (12) and intend to continue this process on a regular basis. Committees are empowered to engage outside advisors at the expense of the Corporation as recommended by Guideline (14); however, no situation has arisen to date in which an individual director or committee member has expressed an interest in retaining, or has actually retained, an outside advisor at the expense of the Corporation. The Board would consider each such request on its merits at the time such request was made.

Directors who are not employees of the Corporation are currently paid certain annual retainer and per meeting fees. Intier Automotive will review the form and adequacy of these compensation levels every two years relative to comparator companies of similar size and global presence, both within and outside the automotive industry, in order to ascertain the appropriate level of compensation which realistically reflects the responsibilities and risks involved in serving as a Board member as recommended by Guideline (8).

Responsibilities of the Board

Guideline (1) of the TSE Guidelines emphasizes the "stewardship" responsibilities of a board to oversee the conduct of the business and to supervise management (which is responsible for the day-to-day conduct of the business) and specifically identifies the following five matters which are considered as the principal responsibilities to be discharged by a board. See "Board of Directors – Board" above.

Adoption of a Strategic Planning Process. The Corporation has implemented a strategic planning process which directly involves the Board. Each year, the Board participates in a meeting with management devoted to strategic planning in which future trends and risks in the automotive industry over a three to seven year horizon are jointly identified. Specific product strategies and three-year business plans are presented by management for discussion. Capital expenditure projections for the following financial year are reviewed and a budget approved at the conclusion of the meeting. Updates on industry trends, product strategies, new product developments, major new business, capital expenditures and specific problem areas/action plans are presented by management and discussed as part of a management report at each regular quarterly Board meeting.

Identification of and Managing Principal Risks. By means of both the annual strategic planning meeting and quarterly updates by management, the Board identifies and reviews with management the principal business risks and receives reports of management's assessment of and proposed responses to those risks as they develop in order to ensure that all risks are being appropriately managed.

Succession Planning, Including Appointing, Training and Monitoring Senior Management. Intier Automotive has adopted Magna's long-established policy of profit-based compensation. This policy has continued to be implemented by the Corporate Governance and Compensation Committee at the corporate level in order to attract, retain and motivate skilled and entrepreneurial management and employees and to ensure that management performance (as measured by the Corporation's profitability) bears a direct relationship to their level of compensation. See "Compensation of Directors and Executive Officers – Report on Executive Compensation" above. Through its review of all officer appointments, particularly that of the Chief Executive Officer, the Board and the Committee is involved in management succession and manpower planning issues. The President and Chief Executive Officer also reviews management succession and development with the Committee as part of the annual compensation review process, both of which remain key objectives for fiscal 2001, as well as in the future. While the responsibility for direct training has traditionally been left to senior management, the Board satisfies itself that the necessary levels of skill and experience exist when reviewing and making appointments.

Communications Policy. Through its adoption of a corporate disclosure policy for the Corporation, the Board has ensured that a program is in place to effectively communicate with the Corporation's stakeholders, including shareholders, employees and the general public in accordance with applicable disclosure requirements. The Corporation's Executive Vice-President and Chief Financial Officer and other investor communications personnel are responsible for responding to all shareholder communications and for the operation of Intier Automotive's investor communications program. This program includes industry analyst meetings and conference calls and meetings with institutional shareholders which explain the Corporation's financial results and business objectives and strategies for the future. Management reports quarterly to the Board on the financial markets and major shareholder activity. The Board reviews and approves all material investor communications, including press releases involving the dissemination of quarterly financial information and all material regulatory disclosure documents. The Board and management also place great emphasis on the Corporation's employee communications program, which is administered by Intier Automotive's Employee Relations Department, particularly the management of its unique Employee Charter of Rights. This program includes monthly employee communications meetings, as well as the maintenance of an employee hot line and divisional fairness committees to directly address individual employee concerns.

Integrity of Internal Control and Management Information Systems. The Board, through the Audit Committee, has ensured that effective systems are in place to monitor the integrity of the Corporation's internal control and management information systems in their delegated areas. The Audit Committee meets quarterly prior to each quarterly Board meeting and regularly receives an internal audit report. See "Board of Directors – Board Committees" above for a description of Committee mandates and membership.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation participates with Magna in the purchase of directors' and officers' liability insurance, which provides, among other things, coverage for executive liability of up to $255 million (per occurrence and in the aggregate for all claims made during the policy period of August 1, 2001 through August 1, 2004) for directors and officers of the Corporation and its affiliates (including Magna), subject to a $250,000 aggregate deductible for executive indemnification. This policy does not provide coverage for losses arising from the breach of fiduciary responsibilities under statutory or common law or from the violation or enforcement of pollutant laws and regulations. Intier Automotive's allocation of the premium payable in respect of the initial year of the policy period from August 1, 2001 to August 1, 2002 for the executive indemnification portion of this insurance policy is approximately Cdn.$183,576.

RE-APPOINTMENT OF AUDITORS

The persons named in the accompanying form of proxy will, in the case of a ballot and in the absence of specifications or instructions to abstain from voting on the form of proxy, vote for the re-appointment of Ernst & Young LLP as the Auditors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation and to authorize the directors to fix the Auditors' remuneration.

Representatives of Ernst & Young LLP are expected to attend the Meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the Annual Meeting of Shareholders to be held in calendar 2003 must be received by the Corporation at its principal executive offices for inclusion in its management information circular/proxy statement on or before March 6, 2003.

OTHER MATTERS

Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting other than those described in the Notice.

Information stated in this Circular is dated as at March 25, 2002 except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Board.

Donald J. Walker
President and Chief Executive Officer

Bruce R. Cluney
Secretary

A copy of this Circular and the Annual Report containing the financial statements of the Corporation and Management's Discussion and Analysis of Results of Operations and Financial Condition, will be sent to any person upon request in writing addressed to the Secretary at the Corporation's principal executive offices set out in this Circular. Such copies will be sent to any shareholder without charge.

INTIER
Automotive

CLASS A SUBORDINATE VOTING SHARES PROXY

THIS PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT AND THE BOARD OF DIRECTORS OF THE CORPORATION

The undersigned shareholder of Intier Automotive Inc. (the "Corporation") hereby appoints Frank Stronach, or failing him Donald J. Walker, or failing him Bruce R. Cluney, or instead of any of them

....

as the proxyholder of the undersigned, with full power of substitution, in respect of all the Class A Subordinate Voting Shares of the Corporation held by the undersigned, to attend at, and to act and vote on behalf of the undersigned in respect of all matters that may come before, the **Annual Meeting of Shareholders of the Corporation on Tuesday, May 7, 2002,** and any and all adjournments thereof, and, without limiting the general authority conferred by this proxy, the undersigned hereby specifically directs such proxyholder as follows:

(a) to vote **FOR** ☐ or **ABSTAIN** ☐ in respect of:
the election of Flavio Cotti, Neil G. Davis, Louis E. Lataif, Edward C. Lumley, Rudolf Streicher, Belinda Stronach, Frank Stronach, Donald J. Walker, Siegfried Wolf and Lawrence Worrall as directors (to abstain your vote with respect to any individual nominee, strike a line through the nominee's name);

(b) to vote **FOR** ☐ or **ABSTAIN** ☐ in respect of:
the reappointment of Ernst & Young LLP as the Auditors of the Corporation and authorizing the directors to fix the Auditors' remuneration.

This proxy confers discretionary authority to vote on amendments or variations to the matters **identified in the Notice of Annual Meeting of Shareholders and on all other business or matters as may properly come before the meeting or any adjournment(s) thereof.**

The proxyholder will vote for the management nominees for the office of director and for the reappointment of Ernst & Young LLP as the Auditors of the Corporation and authorizing the directors to fix the Auditors' remuneration, where a choice for each such matter is not specified in this proxy.

The undersigned confirms the express wish that this document and the documents relating hereto, including the Circular, be in English only. Le soussigné confirme sa volonté expresse que ce document et les documents se rattachant à la présente, y compris la circulaire d'information et de procuration de la direction soient rédigés en anglais seulement.

The undersigned hereby revokes any proxy previously given.

Date 2002

Signature ....

NOTES:

1. This proxy must be signed by the shareholder or his/her attorney duly authorized in writing.
2. If the shareholder is a corporation, this proxy must be executed by an officer or attorney thereof duly authorized in writing.
3. Please date this proxy. If not dated, it shall be deemed to be dated the day on which it is mailed.
4. **A shareholder has the right to appoint a person to attend and to act for him/her on his/her behalf at the meeting other than the management nominees named above.** Such right may be exercised by striking out the names of Messrs. Frank Stronach, Donald J. Walker and Bruce R. Cluney and inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation, or by completing another proper form of proxy.

If your address as shown is incorrect, please provide your correct address when returning this proxy.

Intier Automotive Inc.
521 Newpark Blvd.,
Newmarket, Ontario
Canada L3Y 4X7
Ph: 905 898 5200
Legal Fax: 905 898 6053

NOTICE TO NON-REGISTERED SHAREHOLDERS

RE: INTERIM MAILINGS

Intier Automotive Inc. ("Intier Automotive") maintains a Supplemental Mailing List which includes the names of certain shareholders each of whose shares are registered in the name of a broker, bank or other intermediary rather than in the shareholder's own name. Intier Automotive mails interim financial material (e.g., quarterly reports) directly to such non-registered shareholders on the Supplemental Mailing List. This list is in addition to, and separate from, the Registered Shareholder Mailing List maintained by Intier Automotive's Registrar and Transfer Agent.

If you are a non-registered shareholder and wish to be added to our Supplemental Mailing List so as to receive interim financial material (e.g. quarterly reports), please detach and return the reply section of this notice with your completed proxy.

Registered shareholders will continue to receive interim mailings and need not reply.

For further information, please contact:

Mary Ann Kozlowicz
Office of the Corporate Secretary
Intier Automotive Inc.
521 Newpark Boulevard
Newmarket, Ontario, Canada L3Y 4X7
Telefax: (905) 898-6053

Materials can be obtained through our website http://www.intier.com at any time.

PLEASE COMPLETE AND DETACH THE FORM BELOW

April _____, 2002

To receive interim financial reports of Intier Automotive Inc., please PRINT your name and address in the space below and return this reply section of the notice with your completed proxy. Please note that interim reports and annual reports are available on our website.

NAME OF NON-REGISTERED SHAREHOLDER ______________________________

MAILING ADDRESS ____

____
Postal Code/Zip Code

SIGNATURE ____

EXHIBIT 3

INTIER AUTOMOTIVE INC.



CRAFTING A GROWTH COMPANY — ANNUAL REPORT 2001

INTIER Automotive

Closures











LATCHING SYSTEMS
GLASS MOVING SYSTEMS
SYSTEM MODULE TECHNOLOGIES
ELECTRO-MECHANICAL SYSTEMS

LATCHING SYSTEMS

- Side Door, Sliding Door, Front & Rear Latches
- Seat Latches
- Strikers
- Mechanical Cable Assemblies
- Plastic Handles
- Door Handle Assemblies
- Actuators

GLASS MOVING SYSTEMS

- Cable & Drum – Single & Dual Rail
- Arm & Sector
- Quarter System
- Rear Window Closure Systems

SYSTEM MODULE TECHNOLOGIES

- Power Sliding Doors
- Power Liftgates
- Door Modules
- Interior Trim Hardware Modules
- Integrated Closure Systems
- Power Load Space Systems
- Midgate Systems

ELECTRO-MECHANICAL SYSTEMS

- Actuator Assemblies
- Wiper Systems
- Electric Motors
- Obstacle Detection Systems

INTIER ENGINEERING & TESTING CAPABILITIES

INTIER ENGINEERING CENTRES

- Includes 100% ownership of Magna Engineering Center (MEC) facilities
- Design, Concept & Development Capability for Complete Interior
- Latest CAD-systems in place linked by secured network
- Computer Aided Engineering, FEA, Fatigue, Simulation & Kinematics
- Technical Illustration
- Program Management
- Design offices close to our customers

INTIER AUTOMOTIVE TESTING

- Safety, Structural, Fatigue & Durability Testing for Body, Interior Systems, Closure Systems
- Vehicle Ride Simulation, NVH & Road Load Data Acquisition
- Environmental Condition Simulation Testing for Vehicle, Buck or Fixture Tests
- Assembly & Test Equipment

ADVANCED CAR TECHNOLOGY SYSTEMS (ACTS)

- 50/50 Joint Venture with Magna Steyr
- Development of Modular & Functional Systems, Vehicle Structures, Occupant Restraint Systems & Pedestrian Protection Systems
- Testing of Safety, Durability & Environmental Simulation

INTIER AT A GLANCE

Interiors















COCKPIT SYSTEMS
OVERHEAD SYSTEMS
SIDEWALL SYSTEMS
CARPETS, ACOUSTIC & CARGO MANAGEMENT SYSTEMS
INTEGRATION OF SAFETY & ELECTRONIC SYSTEMS
COMPLETE INTERIOR INTEGRATION
SEATING SYSTEMS
SEATING HARDWARE SYSTEMS

COCKPIT SYSTEMS
- Cockpit Modules
- Instrument Panels
- Leather Covered Instrument Panels
- Consoles
- Floor Consoles
- Glove Boxes
- Air Duct Systems
- PSIR Doors
- Assembly & Sequencing

OVERHEAD SYSTEMS
- Complete Overhead Systems
- Headliner Substrates
- Sun Visors
- Pillar Trims
- Consoles
- Assembly & Sequencing
- PSIR

SIDEWALL SYSTEMS
- Door Trim Modules
- Hard Trims
- Door & Side Panels
- Package Trays
- Trim Hardware Modules
- Assembly & Sequencing

CARPETS, ACOUSTIC & CARGO MANAGEMENT SYSTEMS
- Needle Felt Punch Carpets & Tufting
- Floor Panels
- Trunk Trims
- Load Spaces
- Footrests
- Engine Compartment Insulation
- Complete Interior Acoustics
- Wheelhouse Liners

INTEGRATION OF SAFETY & ELECTRONIC SYSTEMS

COMPLETE INTERIOR INTEGRATION

SEATING SYSTEMS
- Modular Seat Assemblies (Cut & Sew/Mold-In-Place™)
- Integrated Passenger Safety Restraints
- Integrated Child Safety Seats
- Occupant Sensing
- In-Vehicle Stowable Seating
- Heavy Truck Sleeper Beds
- Head Restraints & Armrests (Cut & Sew/Mold-In Place™)
- Roof Integrated Head Restraints
- Trim Covers
- Laminated Trims
- Moulded Polyurethane Foam Pads

SEATING HARDWARE SYSTEMS
- Adjusters (2-4-6- way manual)
- Seat Height Adjusters
- EZ Entry Mechanisms
- Fold & Tumble™ Mechanisms
- Recliners
  Disc Recliner/Pawl & Sector/Adjuster
- Integrated/Fold Flat Mechanisms
- Specialty Latches
- Seat Frames
- Wire Frames
- Spring Suspension Systems
- Risers/Adaptors
- Folding Load Floor Panels
- Sliding Cargo Load Floors

CORPORATE PROFILE

Innovative products. Superior craftsmanship. Sharpened consumer focus. Flexibility and Responsiveness.

Intier Automotive, the interiors company of Magna International, is an innovative leader in the development and manufacture of vehicle interior and closure components and systems for the global automotive industry. The Company's capabilities are among the most diversified in the industry ranging from the understanding of end consumers' needs and wants through market and consumer research, concept development, design and engineering and finally the manufacture, test and validation of interior and closure systems. Intier is also a leader in vehicle interior integration and program management. Product expertise includes cockpit modules, modular doors and panels, complete seat systems and specialty seat mechanisms, overhead systems, latching systems, glass moving systems, power sliding doors and liftgates and electro-mechanical systems.

Intier has more than 20,000 employees at 64 production facilities, 19 product development, engineering and testing centres and 13 sales offices throughout North America, Brazil, Europe and Asia Pacific.

Intier Automotive. *Shaping the Inner Dimension.*

FINANCIAL HIGHLIGHTS

SALES
(US $ millions)



3500
3000
2500
2000
1500
1000
500
0
2,571.1
2,834.8
2,970.9
3,268.1
1998
1999
2000
2001

OPERATING INCOME
(US $ millions)



120
100
80
60
40
20
0
27.6
74.6
93.5
101.6
1998
1999
2000
2001

NET INCOME (LOSS)
(US $ millions)



40
35
30
25
20
15
10
5
0
-5
(4.3)
26.6
34.7
39.9
1998
1999
2000
2001

FIXED ASSETS & ACQUISITION SPENDING
(US $ millions)



200
150
100
50
0
166.8
126.3
104.3
87.6
1998
1999
2000
2001

DILUTED EARNINGS PER SHARE(1)
(US $)



1.5
1.2
0.9
0.6
0.3
0.0
0.37
1998
1999
2000
2001

PRO FORMA DILUTED EARNINGS (LOSS) PER SHARE(2)
(US $)



1.0
0.8
0.6
0.4
0.2
0.0
-0.2
-0.4
(0.34)
0.34
0.60
0.90
1998
1999
2000
2001

(1) As a result of the reorganization of the Company, as described in the notes to the Consolidated Financial Statements under Principles of Consolidation in Significant Accounting Policies, diluted earnings per share for the year ended December 31, 2001 only include net income for the five month period subsequent to July 31, 2001. Historical diluted earnings per share have not been presented since they are not comparable or meaningful.

(2) Proforma diluted earnings per Class A Subordinate Voting or Class B Share are based on the public offering of 5,476,191 Class A Subordinate Voting Shares completed in August, 2001 and on the assumption that 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares were issued and outstanding for the entire periods presented. (See note 3 to the consolidated financial statements).

CONTENTS

FRONT COVER

Left: The epitome of craftsmanship – a Jaguar interior. Intier supplies the instrument panel complete and centre console.

Right: An Intier-designed midgate provides "pass-through" utility in an SUV/Pick-up crossover vehicle.

left to right
DONALD J. WALKER
President & Chief Executive Officer

MICHAEL E. McCARTHY
Executive Vice President & Chief Financial Officer



We are very proud to present this, our first annual report to shareholders as a publicly traded company. While Intier Automotive may be new to the global capital markets, our long heritage as a competitive industry participant, our strong reputation for quality and innovation, and the significant depth and experience of our management team have been developed over many years operating within the Magna Group of Companies.

BUILDING ON A TRACK RECORD OF STRONG PERFORMANCE

Becoming a public company was an important milestone for Intier, but it was only one of the many achievements in 2001. Despite the industry downturn and the impact of the tragic events of September 11, Intier still managed to increase sales by 10% in 2001, producing another year of record performance. Over the past 5 years, Intier Automotive's revenues have grown at a compound annual rate of more than 16% as customers around the world increasingly recognized the quality and competitiveness of our products.

Our strong growth in 2001 was due primarily to our increased average content per vehicle. This is an important measure of progress in the automotive industry, and over the past few years Intier has performed exceedingly well. In 2001, our average content per vehicle in North America increased to $123 from $101 the previous year. While our progress in Europe during 2001 was not as strong as in North America, content per vehicle for the year increased to $56 from $53 in 2000 and we did experience solid growth in the second half of 2001 with the launch of the Mercedes Vaneo and BMW MINI programs.

Clearly, we have been very successful in growing our business, but more importantly we have also demonstrated an ability to generate increased profitability. Earnings before interest, taxes, depreciation and amortization have risen 22% on a compound annual basis since 1998, the result of focused strategies to manage costs and enhance efficiencies. While our performance in 2001 was negatively impacted by the general economic slowdown in our markets, our profitability improved, an important achievement. Our profitability was also enhanced by the real progress we made during the year in turning around a number of operations that had been generating significant losses.

2001 also capped another period of investment in our facilities and infrastructure. Over the past few years we have increased our manufacturing capability and strategically aligned our facilities in both North America and in Europe, enabling us to continue to foster close and enduring working relationships with our customers and meet their needs for a global supply partner. During 2001 we commissioned new manufacturing operations in Italy, Germany, the Czech Republic, the United States, Mexico and Canada to capitalize on significant new business in these markets.

CRAFTING A GROWTH COMPANY

Our ability to expand sales and market share, even during periods of industry downturns, is the result of a number of strengths developed over the past several years.

Although relatively new in some product areas, we have proven our manufacturing capabilities, product development expertise and quality performance.

Another key to our growth is the close technical and commercial relationships we have built with our automobile manufacturing customers around the world. We recognize that the interior of a vehicle is a key method of brand differentiation within the crowded automotive marketplace. Therefore we bring to the design stage our significant knowledge of consumer preferences and interior trends, as well as many new and innovative ideas to enhance the style, functionality, and craftsmanship of a vehicle interior.

While we know our customers very well, we also bring a significant knowledge of the automotive consumer to our customer partnerships. Through our regular series of consumer clinics, Intier obtains valuable input from actual new-car buyers about trends in preference, functionality and interior aesthetics. These clinics have led to a number of product and process innovations that have garnered widespread acclaim and consumer acceptance.

In addition, decades of industry experience have given our management team insight into identifying and responding to the various forces that are driving growth and change in our marketplace. We combine this strong intellectual capital with one of the industry's most comprehensive interiors and closure product capabilities and a proven ability to manage a program from concept through to a successful launch.

Our customers are also seeking to partner with financially strong and proven suppliers that can service their needs on a global basis. Intier, with its 64 manufacturing facilities and 19 product development, engineering and testing facilities strategically situated throughout North America and Europe, and its strong, relatively debt-free balance sheet, is in an enviable position to meet this need.

CRAFTSMANSHIP IN ALL WE DO

Our most important strength, however, is our people and their commitment to craftsmanship in everything we do at Intier. The fit and finish of our products, so important to the look and feel of a vehicle interior, is key to our quality commitment and the result of an intuitive understanding, not only of what consumers want, but also how these components and systems interact with the entire vehicle. The high level of craftsmanship that characterizes our products and systems is then matched with extensive and proven project management and program launch expertise second to none.

At Intier everyone, including senior management, operations, sales, tool makers, engineers and program managers are proud of each and every product and program launch, and it is this pride of ownership that will drive growth and enhanced value in the future.

Not only do we instill pride of ownership in our products, we have also offered all of our employees the opportunity to own a part of the Company they have helped to build. Many of our employees are now proud shareholders in their Company, aligning their interests with those of all investors.

STRATEGIES CRAFTED TO BUILD VALUE

As we look ahead, we will continue to build on the same strategies that have delivered such strong growth and financial performance in the past.

We will continue to leverage our proven capabilities as a full service supplier of interior and closure systems, and our ability to integrate these important components into complete systems and modules. Knowledge of the complete vehicle, gained through our long heritage with Magna, is also an important factor in our capacity to foster valuable long-term customer relationships and to win new business.

We will continue to emphasize technological innovation and our culture of craftsmanship. To support our product development, we currently operate 19 engineering and testing centres around the world and employ more than 2,000 technicians, engineers and designers. Our customer co-located engineering centres, as well as our ongoing partnership in Advanced Car Technology Systems ("ACTS"), a world-class joint venture with Magna Steyr, support our R&D efforts and have led to numerous product and technology innovations.

We will also continue to capitalize on our complete system and proven integration capabilities to meet the growing trend for OEMs to outsource larger and more complex portions of their vehicles. Increasingly, we will combine our extensive internal resources with those of other market participants through partnerships and strategic alliances that enable us to provide complete interiors and complex modules. As an example, our electronics strategy is being executed through leveraging our internal electronic engineers with a number of different critical supplier partners. This enables us to provide our customers with the best and most innovative and cost-competitive solutions without the risk and expense of investing in our own electronics capabilities.

CRAFTING AN EXCITING FUTURE

We entered the new year with a very strong order book that will enable us to extend our track record of growth through 2004, and well into the future. Our major involvement in the launch of programs such as the BMW MINI, Cadillac CTS, Saturn VUE, Mercedes Vaneo and numerous others will also significantly enhance our credibility as a full systems supplier and lead to additional new business in the months ahead.

Subsequent to the year-end, Intier was named as the complete interiors supplier integrator for the General Motors full-size line of sport utility vehicles. This program is expected to commence production in 2005 and add estimated annualized manufacturing revenues of approximately $400 to $500 million.

Growth will also be derived from the positive outlook for our sector. Industry analysts have forecasted that the interiors segment will be one of the fastest growing areas of the global automotive business. A key reason for this growth is that vehicle manufacturers will increasingly use the interior to differentiate their vehicles while moving towards more standardized global vehicle platforms to reduce costs and maintain competitive positions.

In addition to capitalizing on strong internal and overall market growth, we are focusing significant attention on improving our profitability and return on invested capital through increased operating efficiencies. Margin expansion will be derived from a number of factors including increased capacity utilization, launching new products and facilities, our Six-Sigma program to improve efficiency, consolidating our buying, supply chain management and adopting leading-edge e-commerce strategies to reduce costs and improve inventory turns. We have also focused on further improving the profitability of certain acquisitions through accelerated product launches, improved customer mix and cost reduction initiatives.

In closing, we want to thank our motivated and experienced work force and the Intier management team for their dedication and their contributions to our success. We also want to thank our suppliers for their continued support, and our customers for their valued business. Together we face an exciting future, and we look forward to sharing our progress with our shareholders.

DONALD J. WALKER
President & Chief Executive Officer

MICHAEL E. MCCARTHY
Executive Vice President &
Chief Financial Officer


Vision
the innovation to realize your imagination



INNOVATION

RESPONSIVENESS







The interior of a vehicle has become one of the most important areas in which an automotive manufacturer can effectively differentiate a product offering in what has become an increasingly crowded global marketplace. As a result, manufacturers around the world are seeking to build partnerships with companies that specialize in this key segment of the industry. More and more they are turning to Intier for its depth of industry experience, significant knowledge of the automotive consumer, world-class facilities and the quality and craftsmanship of its products and systems.

Intier provides its growing base of customers with a unique view of what a new vehicle purchaser wants, and combines this insightful vision with significant knowledge of how the various interior components and systems work together, and interact with the total vehicle.

Through its comprehensive consumer research, Intier obtains key and timely insight into the trends and demands that drive new car purchase decisions. Each year hundreds of new car buyers are brought together in proprietary research events in both North America and Europe. During these clinics Intier explores consumer preferences on what people want to see in a new vehicle from both an aesthetic and functional standpoint. Impressions of innovative new design ideas are also obtained, and observations of current interior components and systems are analyzed. This knowledge ultimately enhances Intier Automotive's ability to add significant value to its customers' brands.


Style
innovation and passion; the heart and soul of the vehicle interior



EXCITEMENT

FUNCTIONALITY





Developing and maintaining a unique style and personality for a vehicle has become a key element in building a successful global automotive brand. As consumers spend increasingly more time inside their vehicles, Intier Automotive's ability to design and manufacture innovative and uniquely styled interiors is a distinct competitive advantage.

At Intier, innovation and passion form the heart and soul of a successful vehicle interior program and the guiding principles of the Company's design, program management, R&D and engineering teams. Working in harmony with customers around the world, Intier Automotive's proven styling and design capabilities leverage its culture of craftsmanship and the already significant value provided by the Company's creativity, comprehensive product range, innovative processes and unique technologies.

Intier recognizes that craftsmanship-driven design and engineering is built into an interior product, module or system at an early stage. As a result, Intier designers, stylists and engineers are often involved in the development cycle of a customer's new vehicle model with Intier people co-located at a customer's technical development facilities.

Working closely with customers, as well as the Company's in-house engineers, purchasing, manufacturing, R&D, program management and marketing professionals, Intier design and styling studios play an integral role in ensuring that engineering integrity is maintained without sacrificing the creativity and innovation that are so critical in helping our customers build a successful brand.


ESP
CD
SCAN
LOAD
FM
AM
RDS
TAPE
Audi symphony
AUTO
ECON
AUTO
RETURN
NAV
INFO

Harmony

the craftsmanship found in every interior



CRAFTSMANSHIP

QUALITY





A vehicle interior is much more than its individual seats, latches, electronics, fabrics, panels and other complex components and systems. Automotive manufacturers recognize that a car or truck interior must present a distinct aesthetic and unified impression to a buyer. More and more they are turning to Intier to bring together all aspects of a vehicle's interior components and systems into a complete and integrated environment that functions in harmony with the total vehicle and appeals to all the senses of a new car owner.

Intier has built a strong culture of craftsmanship in everything it does. This commitment and pride of ownership in every component and system manufactured by the Company has resulted in quality and workmanship that is "world class".

Intier then combines the impressive fit and finish of its products and systems with significant experience in integrating these various parts into a unified whole. Numerous strategic partnerships and joint ventures have also been established that enable Intier to offer innovative and cost-effective solutions from concept through to the design, assembly and integration of a complete vehicle interior. As a result of this proven expertise, numerous automotive manufacturers have entrusted their important integration projects to Intier.

In addition, through its long heritage as a Magna company, Intier also possesses a special understanding of how interior components interact with the rest of the vehicle, ensuring that the interior operates on both an aesthetic and functional level.


OVERHEAD SYSTEMS
WIPER AND MOTOR SYSTEMS
CLOSURE SYSTEMS
COCKPIT MODULES
SIDEWALL SYSTEMS
Integration
the fusion of all that goes inside
CARPET SYSTEMS
SEAT MECHANISMS

EMPLOYEE SHAREHOLDERS






SHARING IN OUR FUTURE

Intier Automotive's impressive track record of growth and customer satisfaction is primarily the result of a management style that encourages ingenuity, innovation, agility, responsiveness and performance. Quite simply, everyone at Intier is focused on doing the job right the first time, and better than the competition.

This entrepreneurial culture stems from a strong commitment to empowerment - providing employees with the appropriate level of autonomy and responsibility so that they consider each operation as if it were their own business. Every employee takes pride of ownership in every product that leaves Intier, and everyone is focused on becoming the value-leader in the industry.

Creativity and product innovation is encouraged through numerous initiatives that solicit employee input on vehicle interiors. Through its unique innovation program, Intier employees are surveyed about current and future product innovation and design trends, and asked to submit ideas for new interior features.

This sense of ownership, of being an integral member of a real team, is extended and reinforced though significant profit sharing and incentive programs. Annual events are also held to reward, and more importantly, recognize employees for their innovative ideas and contributions to Intier Automotive's success.

Our People


ACOUSTIC SYSTEMS
GLASS MOVING SYSTEMS
TRIM MODULES
SEAT COMPLETE
CONSOLE SYSTEMS

EMPLOYEE'S CHARTER

Intier Automotive is committed to an operating philosophy which is based on fairness and concern for people. It includes these principles:

JOB SECURITY

Being competitive by making a better product for a better price is the best way to enhance job security. Intier Automotive is committed to working together with you to help protect your job security. To assist you, Intier Automotive will provide:

- Job Counselling
- Training
- Employee Assistance Programs

A SAFE AND HEALTHFUL WORKPLACE

Intier Automotive strives to provide you with a working environment which is safe and healthful.

FAIR TREATMENT

Intier Automotive offers equal employment opportunities based on an individual's qualifications and performance, free from discrimination or favouritism.

COMPETITIVE WAGES AND BENEFITS

Intier Automotive will provide you with information which will enable you to compare your total compensation of total wages and total benefits with those earned by employees of your competitors, as well as with other plants in your community. If your total compensation is found not to be competitive, then your wages will be adjusted.

EMPLOYEE EQUITY AND PROFIT PARTICIPATION

Intier Automotive believes that every employee should own a portion of the company.

COMMUNICATION AND INFORMATION

Through regular monthly meetings between management and employees and through publications, Intier Automotive will provide you with information so that you will know what is going on in your company and within the industry.

THE HOTLINE

Should you have a problem, or feel the above principles are not being met, we encourage you to call the Hotline or use the self-addressed Hotline Envelopes to register your complaints. You do not have to give your name, but if you do, it will be held in strict confidence. Hotline Counsellors, speaking several languages, will answer your call. Your concern will then be forwarded to the Corporate Employee Relations Department. The Corporate Employee Relations Department is committed to investigate and resolve all concerns or complaints and must report the outcome to the Employee Relations Advisory Board. Hotline Number: 1-800-263-1691

EMPLOYEE RELATIONS ADVISORY BOARD

The Employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues. This Board will monitor, advise and ensure that Intier Automotive operates within the spirit of the Intier Automotive Employee's Charter and the principles of Intier Automotive's Corporate Constitution.

CORPORATE CONSTITUTION

BOARD OF DIRECTORS

Intier Automotive believes that outside directors provide independent counsel and discipline. A majority of the members of Intier Automotive's Board of Directors will be outsiders.

EMPLOYEE EQUITY AND PROFIT PARTICIPATION

Starting not later than 2003, ten percent of Intier Automotive's profit before tax will be allocated to employees. These funds will be used for the purchase of Intier Automotive shares in trust for employees, for allocation to employee pension plans and for cash distributions to employees, recognizing length of service.

SHAREHOLDER PROFIT PARTICIPATION

Intier Automotive will distribute not less than 10 percent of its annual net profit after tax to shareholders in 2001 and 2002 and on average, not less than 20 percent of its annual net profit after tax to shareholders in subsequent years.

MANAGEMENT PROFIT PARTICIPATION

To obtain long-term contractual commitment from senior management, the Company provides a compensation arrangement which, in addition to a base salary below industry standards, allows for the distribution of up to six percent of Intier Automotive's profit before tax.

RESEARCH AND DEVELOPMENT

Intier Automotive will allocate a minimum of seven percent of its profit before tax for research and development to ensure the long-term viability of the Company.

SOCIAL RESPONSIBILITY

The Company will allocate a maximum of two percent of its profit before tax for charitable, cultural, educational and political purposes to support the basic fabric of society.

MINIMUM PROFIT PERFORMANCE

Management has an obligation to produce a profit. If Intier Automotive does not generate a minimum after-tax return of four percent on share capital for two consecutive years, the Class A shareholders, voting as a class, will have the right to elect additional directors.

UNRELATED INVESTMENTS

Class A and Class B shareholders, with each class voting separately, will have the right to approve any investment in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20 percent of Intier Automotive's equity.

CONSTITUTIONAL AMENDMENTS

Any change to Intier Automotive's Corporate Constitution will require the approval of the Class A and Class B shareholders, with each class voting separately.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BASIS OF PRESENTATION OF FINANCIAL INFORMATION

The amounts described below are based on the Company's consolidated financial statements, which are prepared in accordance with Canadian GAAP. The significant differences between Canadian and United States GAAP are detailed in note 19 to the consolidated financial statements.

The following management's discussion and analysis should be read in conjunction with the consolidated financial statements, including "Significant Accounting Policies – Principles of Consolidation".

The Company's operations consist of two business segments, Interiors and Closures, which are generally aligned on a product basis with the corresponding purchasing and engineering groups of the Company's customers and which are further segregated between North America and Europe, the principal geographic regions in which the Company operates. This additional geographic segmentation reflects the different business conditions faced by the Company's North American and European Interiors and Closures businesses as a result of a number of factors which impact such geographic regions differently, including the extent of OEM outsourcing and the nature of products outsourced, currency risk, differences in OEM customer and product mix and the different levels of vehicle production volumes in North America as compared to Europe. In particular, North American and European production volumes are impacted by the general economic conditions, interest and inflation rate levels, fuel prices, legislative regime and governmental policies and labour and trade relations within each geographic region. In 2001, our Interiors segment accounted for approximately 78% and 70% of the Company's consolidated sales and operating income, with the Company's Closures segment accounting for 22% and 34%, respectively. Corporate costs reduced the Company's consolidated operating income in 2001 by approximately 4% .

PRODUCTION VOLUMES
(in millions)



20
15
10
5
0
17.7
15.8
16.7
16.5
2000
2001
2000
2001
North America
Europe

OVERVIEW

The Company is a global full service supplier of automotive interior and closure components, systems and modules whose principal products include interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems and overhead, floor and acoustic systems, and related components; and closure systems, including latching systems, glass moving systems, power sliding doors and liftgates, wiper systems and door modules. The Company directly supplies most of the major automobile manufacturers in the world and employs approximately 20,000 people at 64 manufacturing facilities, 19 product development, engineering and testing centres and 13 sales offices in North America, Europe, Brazil and Asia Pacific. The Company's top five customers, based on its consolidated 2001 sales are DaimlerChrysler (36%), Ford (20%), General Motors (15%), BMW (6%) and Volkswagen (5%).

AVERAGE DOLLAR CONTENT PER VEHICLE
(US $)



150
120
90
60
30
0
101
123
53
56
2000
2001
2000
2001
North America
Europe

2001 was a year of many achievements and challenges for the Company in its first year as a separately traded public company. The North American and European automotive markets softened during 2001 as the rate of economic growth, particularly in the United States, began to decline. 2001 North American vehicle production was 15.8 million units, representing a 10.7% reduction from 2000. European vehicle production of 16.5 million units during 2001 was 1.2% lower than production levels in

2000. Despite the lower industry volumes, the Company's sales and earnings during 2001 showed significant improvements over 2000. Total sales and operating income increased to $3.3 billion and $101.6 million, representing increases of 10.0% and 8.7%, respectively from 2000. The Company's growth in sales and earnings during 2001 was directly attributable to its higher content per vehicle in North America and Europe. The Company increased its average dollar content on North American produced vehicles in 2001 by $22 to $123 as compared to $101 in 2000. In addition, European dollar content per vehicle increased $3 to $56 during 2001 compared to $53 in 2000 despite the devaluation of the euro and British pound against the U.S. dollar. Excluding the effects of the devaluation of the euro and British pound, European dollar content increased to $58, or by 9% for 2001. The growth in content was partially attributable to the Company's strong product content on a number of new vehicles that launched late in 2001, including the overhead system, seat tracks and window regulators for the Dodge Ram pick-up, the instrument panel, door modules and overhead system for the Cadillac CTS, the complete seats and overhead system for the Saturn VUE, the complete interior, excluding the overhead system and instrument panel, for the DaimlerChrysler Vaneo, the complete seats for the Opel Vivaro/Renault Traffic and the cockpit module, door panels and interior components for the BMW MINI.

During 2001, the Company also continued to execute its strategy of:

- Delivering full service interior and closure systems capabilities to its customers;
- Emphasizing technological innovation and craftsmanship;
- Improving operating efficiencies;
- Capitalizing on "complete system" and integration opportunities; and
- Promoting the Company's policies and principals, including its incentive-based corporate culture.

The continued implementation of these strategic initiatives should assist the Company in growing its business and improving its operating and financial performance in the future. Five of the Company's operations which experienced an operating loss of approximately $40 million in 2000 incurred approximately half that loss on an annualized run rate basis by the fourth quarter of 2001 as a result of the cost reduction, quality improvement, divisional rationalization and other initiatives taken by the Company. In addition, as a result of the Company's experience and continuing emphasis on developing its systems integration and program management capabilities, the Company was recently named as the complete interiors integrator and program manager for the General Motors full-size line of sport utility vehicles, production of which is expected to commence in 2005. As part of this award, the Company will manufacture and supply the door panels, overhead system and other interior trim components for both the full-size line of sport utility vehicles and the full-size line of pick-up trucks and perform interiors integration and program management services for the full-size line of sport utility vehicles. Annualized sales when these programs are in full production, excluding any managed content relating to the Company's integration responsibilities for the full-size line of sport utility vehicles, are expected to be approximately $400 million to $500 million.

Finally, the Company completed its initial public offering of 5,476,191 Class A Subordinate Voting Shares in August, 2001 for total net proceeds of $71.7 million.

SALES ANALYSIS – 2001
(US $ millions)
$3,268.1



405.2
925.2

SALES ANALYSIS – 2000
(US $ millions)
$2,970.9



298.7
885.9

■ North American Production
□ European Production
□ Tooling & Engineering

OPERATING INCOME
(US $ millions)



120
100
80
60
40
20
0
93.5
101.6
2000
2001

In September, 2001, the Company also successfully established a $385 million three year unsecured revolving term credit facility with a syndicate of nine lenders. The Company believes that these financing initiatives along with cash generated from its operating activities provide the Company with sufficient cash resources and flexibility at this time to continue to execute its business strategy.

OUTLOOK

Although there can be no certainty as to future levels of production, based on currently available information, the Company expects North American vehicle production volumes to decline by approximately 3% to 15.3 million units for 2002. European vehicle production volumes are expected to decline by approximately 3% to 15.9 million units for 2002. Subject to exchange rate fluctuations and vehicle product mix, the Company expects average dollar content per vehicle to increase by approximately 10% and 20% in North America and Europe, respectively for 2002 compared to 2001. Based on these volume estimates, product mix assumptions and lower tooling sales estimates, 2002 total sales are expected to approximate $3.5 billion. The forecasted growth in sales and content is attributable to programs launched in late 2001 and to several new significant programs for 2002, including the launch of the door cassette modules for the European Ford Fiesta/Ka, the door cassette modules for the Ford Expedition/Lincoln Navigator, the complete seats and overhead system for the Saturn Ion, the door panels for the European Toyota Avensis and the cockpit module for the Nissan Micra. The Company also has a strong order backlog beyond 2002. Significant new programs include the complete seats for the new DaimlerChrysler Pacifica, instrument panel, door panels and overhead system for the Cadillac SRX and the Cadillac STS, the complete seats and other interior trim for the Ford Windstar, instrument panel for a General Motors truck line and the door panels, overhead system and other interior components for the next generation of General Motors full-size sport utility vehicles and pick-up trucks.

Although a decrease in North American and Western European automobile production volumes will create downward pressure on the Company's operating income, gross margins from a full year of production of new programs launched late in 2001 together with continued cost management, improved operating efficiencies at specific under-performing divisions and continuing strong volumes on the Ford Escape/Mazda Tribute and DaimlerChrysler minivan platforms, both of which the Company has significant content per vehicle, should help the Company achieve its profit targets in 2002.

ACCOUNTING POLICIES INVOLVING SIGNIFICANT ESTIMATES

The Company's financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. The Company believes that the following are some of the more critical judgement areas in the application of its accounting policies that currently affect the Company's financial condition and results of operations.

The Company has intangible assets related to goodwill. The determination of related estimated useful lives and whether or not these assets are impaired involves significant judgements. In assessing the recoverability of the Company's goodwill, the Company must make assumptions regarding estimated future cash flows, market conditions and other factors to determine the fair value of goodwill. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded. In 2001, the Company did not record any impairment losses related to goodwill.

The Company has future tax assets, which are subject to periodic recoverability assessments. Realization of the Company's future tax assets is principally dependent upon its achievement of projected future taxable income. The Company's judgements regarding future profitability may change due to future market conditions and other factors. These changes, if any, may require possible material adjustments to these future tax asset balances by recording a valuation allowance to reduce future tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for valuation allowances, in the event the Company were to determine that it would be able to realize its future tax assets in the future, in excess of its net recorded amount, an adjustment to the future tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net future tax assets in the future, an adjustment to the future tax asset would be charged to income in the period such determination was made.

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for potential environmental issues. The Company is required to assess the likelihood of any adverse judgements or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

RESULTS OF OPERATIONS AND FINANCIAL POSITION FOR THE YEAR 2001 COMPARED TO 2000

The Company's results are directly affected by the levels of North American and Western European car and light truck production and the product mix of such production. In particular, products and tooling supplied for the DaimlerChrysler minivan constituted approximately 26% of the Company's 2001 consolidated sales. Any significant changes in the anticipated production volume of the Company's products (particularly those products supplied for the DaimlerChrysler minivan) could have a significant effect on profitability. The Company's results are also directly impacted by its ability to obtain new production contracts. Current factors impacting the automotive industry and the Company's ability to obtain new production contracts from automobile manufacturers include the need for suppliers to manufacture and supply more complex interior and closure systems, maintain the financial strength necessary to expand, support and supply automobile manufacturers, provide increased engineering, finance customer-owned tooling, effectively manage complete programs, and have full service supplier capabilities, in each case on a global basis.

The extremely competitive environment in the automotive industry has also caused automobile manufacturers to increase pressure on suppliers for price concessions. Although there can be no certainty regarding the Company's ability to respond to future competitive pressures, the Company has in the past substantially offset its pricing concessions to its customers through price reductions from its suppliers, improved operating efficiencies and engineering cost reductions. The Company believes that its current cost reduction programs will enable it to remain competitive.

	Years ended December 31,		
	2001	2000	Change
1 Canadian dollar equals U.S. dollars	0.6456	0.6731	(4.1)%
1 euro equals U.S. dollars	0.8951	0.9222	(2.9)%
1 British pound equals U.S. dollars	1.4397	1.5130	(4.8)%

The Company's results are also directly affected by the average exchange rate used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. The table above reflects the average foreign exchange rates between the most common currencies in which the Company conducts business and the Company's U.S. dollar reporting currency. Significant changes in the above foreign exchange rates impact the reported U.S. dollar amounts of the Company's sales, expenses and income. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

Sales

	Years ended December 31,		
	2001	2000	% Change
Vehicle production volumes (in millions)			
North America	15.8	17.7	(10.7)%
Europe	16.5	16.7	(1.2)%
Average content per vehicle			
North America	$ 123	$ 101	21.8%
Europe	56	53	5.7%
Production sales			
North America	$ 1,937.7	$ 1,786.3	8.5%
Europe	925.2	885.9	4.4%
Tooling and engineering sales	405.2	298.7	35.7%
Total sales	$ 3,268.1	$ 2,970.9	10.0%

North America: North American production sales were $1,937.7 million for 2001 compared to $1,786.3 million for 2000. This growth was primarily the result of a 21.8% increase in average content per vehicle to $123 for 2001 compared to $101 for 2000. Average content was positively impacted by a full year's production volumes for the complete seats and door panels for the Ford Escape and Mazda Tribute sport utility vehicles supplied by the Company's Interiors business and the power sliding doors and power liftgates supplied by the Company's Closures business and the complete seats supplied by the Company's Interiors business for the DaimlerChrysler minivan. Average content was also positively impacted in the fourth quarter of 2001 by launches including the overhead system and seat tracks supplied by the Company's Interiors business and the window regulators supplied by the Company's Closures business for the Dodge Ram Pick-up, and by the complete seats and overhead system for the Saturn VUE and the instrument panel, door modules and overhead system for the Cadillac CTS, supplied by the Company's Interiors business. The production sales increase, attributed to the higher North American average content per vehicle, was partially offset by a decline in North American vehicle production volumes. North American vehicle production volumes decreased 10.7% to approximately 15.8 million vehicles for 2001 from approximately 17.7 million vehicles for 2000. Furthermore, the weakening of the Canadian dollar relative to the U.S. dollar negatively impacted reported North American production sales for 2001.

Europe: European production sales were $925.2 million for 2001 compared to $885.9 million for 2000. This growth was attributable to a 5.7% increase in average content per vehicle to $56 for 2001 compared to $53 for 2000. The increase in average content per vehicle was primarily a result of production of the cockpit module, door panels and interior components for the BMW MINI, the complete seats for the Ford Transit and the complete seats for the Opel Vivaro/Renault Traffic in 2001. The production sales increase was partially offset by the weakening of the euro and the British pound relative to the U.S. dollar. Excluding the negative impact of the foreign exchange, 2001 average content per vehicle would have been $58, representing a 9% increase over 2000. 2001 production sales were also negatively impacted by a decrease in Western European vehicle production volumes from 2000.

Tooling: The Company's consolidated tooling and engineering sales for 2001 grew by 35.7% to $405.2 million from $298.7 million for 2000. Such sales increased by $47.1 million to $235.0 million in North America and increased $59.4 million to $170.2 million in Europe. The continued growth in tooling and engineering sales reflected the Company's increased involvement in new incremental programs.

Gross Margin

		Years ended December 31,		
		2001		2000
Gross margin	$	406.5	$	365.4
Gross margin as a percentage of sales		12.4%		12.3%

Gross margin as a percentage of sales was 12.4% for 2001 compared to 12.3% for 2000. 2001 included a $2.7 million charge recorded in the second quarter relating to the downsizing of one of the Company's under-performing divisions. 2000 included a $4.3 million recovery of previously expensed costs related to the cancellation of a program by a customer. Adjusted gross margin as a percentage of sales for 2001 and 2000 would have been 12.5% and 12.1%, respectively. 2001 gross margin was positively impacted by the Company's higher average content per vehicle and additional sales on new programs launched during the past year and operational improvements at specific under-performing divisions. This was offset by higher engineering costs on new programs, lower North American vehicle volumes in 2001 compared to 2000, costs associated with launches in late 2001 of the Saturn VUE, Dodge Ram Pick-up, Cadillac CTS and Mercedes Vaneo vehicles and unusual logistics and manufacturing costs related to the terrorist attacks of September 11th.

Operating Income

		Years ended December 31,		
		2001		2000
Gross margin	$	406.5	$	365.4
Less:				
Depreciation and amortization		88.0		86.1
Selling, general and administrative		163.4		151.8
Affiliation fees and other charges		53.5		34.0
Operating income	$	101.6	$	93.5
Depreciation and amortization as a percentage of sales		2.7%		2.9%
Selling, general and administrative expenses as a percentage of sales		5.0%		5.1%

Depreciation and amortization: Depreciation and amortization expense increased to $88.0 million for 2001 from $86.1 million for 2000. The increase in depreciation expense is a result of the Company's continuing investment in capital equipment to support new production programs and facilities. This was partially offset by the strengthening of the U.S. dollar relative to the Canadian dollar, euro and British pound, which had the effect of reducing the U.S. dollar reported depreciation and amortization expense related to the Company's assets located in Canada and Western Europe. As a percentage of sales, depreciation and amortization expense decreased to 2.7% for 2001 from 2.9% for 2000.

Selling, general and administrative: Selling, general and administrative ("SG&A") costs increased by $11.6 million to $163.4 million for 2001 from $151.8 million for 2000. As a percentage of sales, SG&A decreased to 5.0% for 2001 from 5.1% for 2000. The increase in SG&A costs reflects the incremental costs associated with the Company's corporate office including the compensation of the Company's corporate officers and the additional SG&A costs associated with the increase in production sales. This increase was partially offset by the strengthening of the U.S. dollar relative to the Canadian dollar, euro and British pound, which had the effect of reducing U.S. dollar reported SG&A expense in 2001 compared to 2000.

Affiliation fees and other charges: The Company pays fees to Magna for certain rights and services provided under the terms of the Company's affiliation agreements, social commitment agreements and other arrangements with Magna. These fees are based primarily on the Company's sales and pretax profits and also include charges for specific services rendered. The fees and charges paid to Magna during 2001 were $53.5 million, reflecting an increase of $19.5 million compared to the $34.0 million of fees paid in 2000. The increase in fees are reflective of the new agreements that were put in place effective January 1, 2001.

Operating Income (Loss)

	Years ended December 31,		
	2001	2000	% Change
North America	$ 114.3	$ 85.8	33.2%
Europe	(8.1)	8.5	(195.3)%
Corporate	(4.6)	(0.8)	(475.0)%
Operating income	$ 101.6	$ 93.5	8.7%

North America: North American operating income increased by $28.5 million to $114.3 million in 2001 from $85.8 million in 2000. 2000 included a $4.3 million recovery of previously expensed costs related to the cancellation of a program by a customer. Excluding this recovery, North American operating income increased by $32.8 million in 2001 compared to 2000. The positive impact related to the Company's higher average content per vehicle, operating improvements at specific under-performing divisions and higher sales on new programs launched during the past year. This increase was offset by higher engineering costs on new programs, lower vehicle production volumes, $7.7 million higher affiliation fees and other charges, allocation of corporate office costs which were not included in 2000 and costs associated with vehicle launches in late 2001. In addition, the increase in operating income was partially offset by the strengthening of the U.S. dollar relative to the Canadian dollar, which had the effect of reducing U.S. dollar reported operating income.

Europe: European operating income declined by $16.6 million from operating income of $8.5 million for 2000 to an operating loss of $8.1 million for 2001. The decrease in European operating income was due to $11.8 million higher affiliation fees and other charges, a $2.7 million charge related to the downsizing of one of the Company's under-performing divisions, higher than expected launch costs related to certain new programs and the strengthening of the U.S. dollar relative to the euro and British pound, which had the effect of reducing U.S. dollar reported operating income. The decrease in operating income was partially offset by improved operating efficiencies at specific under-performing divisions during the latter half of 2001 and by the start of production of a number of new contracts, including the cockpit module, door panels and interior components for the BMW MINI.

Corporate: 2001 included the compensation of the Company's corporate officers and other incremental corporate office costs which were not included in 2000. Such corporate costs amounted to $4.3 million for 2001.

Other Items

	Years ended December 31,	
	2001	2000
Operating income	$ 101.6	$ 93.5
Interest expense, net	16.2	27.4
Amortization of discount on Convertible Series Preferred Shares	4.8	-
Equity loss	0.4	0.7
Income before income taxes and minority interest	80.2	65.4
Income taxes	40.7	30.9
Minority interest	(0.4)	(0.2)
Net income	$ 39.9	$ 34.7
Financing charge on Convertible Series Preferred Shares	0.9	-
Net income attributable to Class A Subordinate Voting and Class B Shares	$ 39.0	$ 34.7

Interest expense, net: The Company's interest expense net of interest income, decreased by $11.2 million to $16.2 million for 2001 from $27.4 million for 2000. The decrease was a result of a lower average net debt position and lower interest rates during 2001 compared to 2000.

Amortization of discount on Convertible Series Preferred Shares: As part of the Reorganization of the Company, as described in "Financial Condition, Liquidity and Capital Resources – Unused and Available Financing Resources" below, $225 million of Convertible Series Preferred Shares were issued to Magna. As a result, a $4.8 million charge relating to the Company's amortization of the discount on the Convertible Series Preferred Shares classified as debt was incurred during 2001.

Income taxes: Income tax expense increased by $9.8 million to $40.7 million for 2001 from $30.9 million for 2000. The effective tax rate increased to 50.5% for 2001 compared to 46.7% for 2000. The increase in the effective tax rate is primarily due to the impact of amortization of discount on the Convertible Series Preferred Shares for $4.8 million, which is not deductible for tax purposes. Absent the impact of the amortization of the discount on the Convertible Series Preferred Shares, the effective tax rate was approximately 48% for 2001 compared to 47% for 2000. The effective income tax rate for the Company of 48% for 2001 is higher than the 2001 Canadian statutory rate of 34% due to $4.9 million of tax losses not benefited in 2001, and higher tax rates and tax provisions in other foreign jurisdictions.

Net income: Net income for 2001 was $39.9 million as compared to $34.7 million for 2000. The increase was attributable to the increased gross margin related to the higher average content per vehicle and reduced interest expense. This was partially offset by lower vehicle production volumes in North America, higher engineering expenses on new programs, a restructuring charge at one of the Company's under-performing divisions, the amortization of discount on the Convertible Series Preferred Shares and higher affiliation fees and Corporate office costs in 2001 compared to 2000.

Financing Charge: The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) was $0.9 million for 2001. The increase reflects the Series 1 and 2 Convertible Series Preferred Shares issued in August, 2001 to Magna as part of the recapitalization of the Company.

Earnings per share

	Year ended December 31,	Pro forma Years ended December 31,		
	2001*	**2001**	2000	Change
Earnings per Class A Subordinate Voting or Class B Share (U.S.$)				
Basic	$ 0.37	$ 0.91	$ 0.60	$ 0.31
Diluted	$ 0.37	$ 0.90	$ 0.60	$ 0.30
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)				
Basic	47.9	44.9	42.8	
Diluted	47.9	59.8	42.8	

* represents net income from August 1, 2001 to December 31, 2001.

Earnings per share for 2001 includes net income only for the five month period subsequent to July 31, 2001. The new capital structure, as a result of a reorganization completed by the Company prior to its initial public offering (the "Reorganization"), was established at the beginning of August, 2001. As a result, diluted earnings per Class A Subordinate Voting or Class B Share, for the five months and year ended December 31, 2001 was $0.37.

The Reorganization of the Company resulted in significant changes to the Company's capital structure and affiliation agreements with Magna. Therefore, historical earnings per share figures have not been presented as these measures are not meaningful. Pro forma earnings per share measures, which give effect to the changes in the Company's capital structure and other items, are provided in note 3 to the Consolidated Financial Statements for years 2001, 2000 and 1999. Pro forma diluted earnings per Class A Subordinate Voting or Class B Share was $0.90 for 2001 compared to $0.60 for 2000. The increase in pro forma diluted earnings per Class A Subordinate Voting or Class B Share is a result of higher pro forma net income for 2001 as compared to 2000.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash from Operating Activities

	Years ended December 31, 2001	2000
Net income	$ 39.9	$ 34.7
Items not involving current cash flows	101.2	69.0
	141.1	103.7
Change in non-cash working capital	25.9	(132.4)
	$ 167.0	$ (28.7)

During 2001, cash from operations before changes in working capital increased by $37.4 million to $141.1 million from $103.7 million in 2000. The increase was primarily a result of an increase in net income of $5.2 million and an increase in non-cash items of $32.2 million representing higher future tax expense, depreciation and amortization expense and other non-cash charges, partially offset by disposition gains. The $25.9 million of cash generated from working capital during 2001 is the result of a $142.6 million increase in accounts payable and accrued liabilities and a $14.1 million decrease in prepaid expenses and other, offset by increases of $108.1 million and $22.7 million in accounts receivable and inventories, respectively. The increase in accounts payable and accounts receivable are primarily due to the new vehicle launches in the fourth quarter of 2001. The $132.4 million investment in working capital in 2000 was primarily due to an increase of $89.5 million in accounts receivable, of which $61.3 million related to a single North American manufacturer's payment received immediately after the 2000 year end.

Capital and Investment Spending

	Years ended December 31, 2001	2000
Fixed assets, investments and other asset additions	$ (92.6)	$ (104.3)
Proceeds from disposals	2.6	3.8
	$ (90.0)	$ (100.5)

Cash used for investment activities during 2001 was $90.0 million compared to $100.5 million during 2000. Cash used for fixed and other asset spending was $92.6 million and $104.3 million for 2001 and 2000, respectively. This use of funds was partially offset by cash received from normal course fixed and other asset dispositions of $2.6 million and $3.8 million during 2001 and 2000.

Financing

	Years ended December 31, 2001	2000
Issue of Class A Subordinate Voting Shares, net	$ 71.7	$ -
Increase (decrease) in bank indebtedness	34.5	(2.5)
Repayments of long-term debt	(8.1)	(1.8)
Net (distribution to) contribution by Magna	(144.4)	79.5
Dividends on Class A Subordinate Voting and Class B Shares	(2.0)	-
Dividends on Convertible Series Preferred Shares	(1.9)	-
	$ (50.2)	$ 75.2

Cash used in financing activities was $50.2 million for 2001 compared to $75.2 million of cash generated from financing activities for 2000. Cash from financing activities included $71.7 million of net proceeds from the public offering of 5,476,191 Class A Subordinate Voting Shares and net issues of debt (including long-term debt and bank indebtedness) of $26.4 million during 2001 compared to net repayments of debt of $4.3 million during 2000. Cash used in financing activities also included net distribution to Magna of $144.4 million for 2001 and net contribution by Magna of $79.5 million for 2000.

Dividends paid during 2001 were $0.04 per Class A Subordinate Voting and Class B Share, totaling $2.0 million. Dividends paid on Convertible Series Preferred Shares for 2001 were $1.9 million. These payments relate to dividends declared in respect of the three month period ended September 30, 2001.

Unused and Available Financing Resources

As part of the Reorganization, the Company issued $225.0 million of Convertible Series Preferred Shares and $495.8 million of Class B Shares to Magna and repaid certain debt due to Magna from the Company's cash and cash equivalents in August, 2001.

On August 9, 2001 the Company completed its initial public offering of 4,761,905 Class A Subordinate Voting Shares and subsequently on August 23, an additional 714,286 Class A Subordinate Voting Shares were issued pursuant to the exercise of the underwriters' over allotment option, for total net proceeds of $71.7 million. Magna currently holds approximately 89% of the equity interest in the Company.

On September 27, 2001, the Company successfully established a $385.0 million three-year unsecured revolving term credit facility with a syndicate of nine lenders. The facility includes customary commercial terms and bears interest at variable rates not exceeding the prime rate of interest. The credit facility contains negative and affirmative financial and operating covenants and events of default customary for credit facilities of this nature, including requirements that the Company maintain certain financial ratios and restrictions on its ability to incur or guarantee additional indebtedness or to dispose of assets as well as the right of the lenders to declare all outstanding indebtedness to be immediately due and payable upon the occurrence of an event or default. The primary purpose of the facility is to provide funding for general corporate purposes, including working capital and investments.

Cash on hand increased to $77.1 million at December 31, 2001 compared to $51.6 million at December 31, 2000. At December 31, 2001, the Company had operating lines of credit amounting to $54.1 million and term lines of credit amounting to $422.4 million. The Company had unused and available operating lines of credit and term lines of credit of $43.2 million and $346.9 million at December 31, 2001.

In addition to the above unused and available financing resources, the Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the Company. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the Company.

On completion of the tooling, the facility provider sells the tooling to the Company for an amount equal to cumulative advances. In the event of tooling supplier default, the Company will purchase in progress tooling for an amount approximating cumulative advances.

A number of Magna affiliated companies are sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub-limits. The Company's sub-limit is $100 million. As at December 31, 2001, $15.0 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable on the Company's December 31, 2001 consolidated balance sheet.

The following table summarizes certain of the Company's contractual obligations as at December 31, 2001:

	Payments due by period				
	Total	Less than 1 year	2–3 years	4–5 years	After 5 years
Bank indebtedness	$ 46.0	$ 46.0	$ -	$ -	$ -
Long-term debt	14.1	5.8	4.1	2.7	1.5
Capital leases	37.8	2.8	6.0	6.2	22.8
Operating leases	166.2	26.9	42.5	34.3	62.5
Convertible Series Preferred Shares	225.0	-	112.5	112.5	-
	$ 489.1	$ 81.5	$ 165.1	$ 155.7	$ 86.8

The Convertible Series Preferred Shares are retractable at their carrying value by the holders thereof after December 31, 2003 in the case of the Preferred Shares, Series 1 and after December 31, 2004 in the case of the Preferred Shares, Series 2 and are also convertible into Class A Subordinate Voting Shares at the option of the holder at the price of $15.09 per share.

The Company typically receives a contract or production purchase order from an automobile manufacturer to produce a component, assembly, module or system for one or more vehicle model years. As part of these contracts, the Company may be required to absorb costs relating to product design and engineering and tooling costs and recover these costs by increasing the unit price of the related products. If estimated production volumes are not achieved, the Company may not fully recover these costs. In 2002, the Company will continue to incur increasing amounts of design and engineering and tooling costs, primarily related to newly awarded production contracts with production planned to start between 2002 and 2004.

In addition, capital and investment spending for existing businesses and projects is expected to range between $125 million and $150 million for 2002. The majority of 2002's capital spending relates to the award of new production contracts and includes spending for new machinery and equipment, new production facilities, maintenance improvements and planned efficiency enhancements. Management believes the Company is in a position to meet all 2002 planned cash requirements from its cash balances on hand, existing credit facilities and cash provided from operating activities. A decrease in estimated vehicle production volumes could adversely impact cash provided from operating activities in 2002. Cash provided from operating activities totaled $167.0 million in 2001. Cash used for operating activities totaled $28.7 million in 2000.

Quantitative and Qualitative Disclosures About Market Risk

The Company operates globally and as such is exposed to diverse regional factors that could have an adverse impact on its financial condition and liquidity. Such factors include, but are not limited to, fluctuations in foreign exchange rates, interest rates and general economic conditions.

The Company's North American operations negotiate sales contracts with North American automobile manufacturers for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The Company's North American operations use labour and materials, which are paid for in both U.S. and Canadian dollars.

The Company's European operations negotiate sales contracts with European automobile manufacturers for payment principally in euro and British pound. The Company's European operations' material, equipment and labour are paid for in the same currencies.

The Company's manufacturing facilities sometimes make commitments to sell product for which the selling price has been determined in currencies different from the currency required to pay for the necessary labour, materials and equipment to perform the sales contracts. These commitments represent contractual obligations by the Company to deliver product over the life of the related program, which normally spans a number of years. In order to manage the foreign currency exposure which results from these activities, when necessary, the Company employs hedging programs which consist largely of purchasing foreign exchange forward contracts. Anticipated production volumes, program costs and the timing of product delivery schedules each impact the amount and timing of the forward contracts. Despite these measures, significant long-term fluctuations in relative currency values could affect the Company's results of operations.

The Company has outstanding foreign exchange forward contracts representing commitments to buy and sell foreign currencies primarily in exchange for Canadian dollars. The table below provides information about the Company's derivative financial instruments by functional currency and presents that information in U.S. dollar and euro equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements. The table presents the notional amounts and weighted average exchange rates by expected maturity or transaction dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

Forward exchange agreements

(U.S.$ millions)	2002	2003	2004	2005	2006	Total	Fair Value
Buy U.S.$/Pay Cdn.$							
Contract amount	82.8	38.4	10.7	4.4	-	136.3	11.8
Weighted average exchange rate	1.4629	1.4515	1.4419	1.3666	-		
Sell U.S.$/Receive Cdn.$							
Contract amount	247.1	102.3	91.1	87.1	16.1	543.7	(42.8)
Weighted average exchange rate	1.4434	1.4861	1.4789	1.4729	1.3862		
(euro millions)							
Buy euro/Pay Cdn.$							
Contract amount	12.9	6.7	5.8	2.9	-	28.3	-
Weighted average exchange rate	1.4382	1.3760	1.3752	1.4435	-		
Sell euro/Receive Cdn.$							
Contract amount	13.8	-	-	-	-	13.8	0.2
Weighted average exchange rate	1.4408	-	-	-	-		

In addition to transactional foreign currency exposure, the Company's reported results will be impacted by fluctuations in relative currency values, particularly those of the Canadian dollar, the euro and the British pound, on translation of local operating results into the Company's reporting currency, the U.S. dollar.

Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and forward exchange contracts. Cash and cash equivalents, which consist of short-term investments, including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount that is invested in any one government or corporation. In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry. The Company is also exposed to credit risk from the potential default by any of its counterparties on the Company's foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties that are major financial institutions which it anticipates will satisfy their obligations under the contracts.

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. The following table summarizes the Company's exposure to interest rate risk as at December 31, 2001:

	Floating rate	Fixed interest rate	Non-interest bearing	Total
Financial Assets:				
Cash and cash equivalents	$ 77.1	$ -	$ -	$ 77.1
Accounts receivable	-	-	574.3	574.3
Financial liabilities:				
Bank indebtedness	(46.0)	-	-	(46.0)
Accounts payable indebtedness and all other accrued liabilities and payables	-	-	(632.7)	(632.7)
Long-term debt due within one year	-	(6.8)	-	(6.8)
Long-term debt	-	(30.6)	-	(30.6)
Convertible Series Preferred Shares	-	(194.6)	-	(194.6)
	$ 31.1	$ (232.0)	$ (58.4)	$ (259.3)
Average fixed rate of long-term debt		5.2%		

TRANSACTIONS WITH RELATED PARTIES

The following summarizes the Company's transactions with Magna and affiliates:

	Years ended December 31, 2001	2000
Interest expense, net	$ 17.7	$ 29.2
Amortization of discount on Convertible Series Preferred Shares	4.8	-
Financing charge on Convertible Series Preferred Shares	0.9	-
Affiliation fees and other charges		
Affiliation fee	47.6	28.0
Social commitment fee	1.2	1.7
Services charges	4.7	4.3
	53.5	34.0
Rent	6.1	7.4
Depreciation of assets under capital lease	1.7	1.8
Sales of materials to Magna and affiliates	13.7	6.4
Purchases of materials from Magna and affiliates	28.6	34.8

During 2001, the Company entered into new or amended existing affiliation agreements with Magna that were effective January 1, 2001. The affiliation agreements provide for the payment by the Company to Magna of an affiliation fee. The affiliation agreements:

- provide the Company with the right to identify itself as part of the Magna group of companies by granting the Company a non-exclusive, world-wide licence to use trademarks which identify Magna and its goods, services and activities in order to identify the Company and its goods, services and activities as being affiliated with Magna;
- provide the Company with access to Magna's core operating principles and to new policies and programs adopted by Magna from time to time;
- provide the Company with access to Magna's senior management and make available to the Company details of any new management techniques and incentive programs as well as marketing materials to the extent they are made available generally to Magna's other affiliates; and
- grant the Company a sole and exclusive world-wide licence (except as described in the next sentence) to use the "Intier" tradename and certain other trademarks. The Company may not sublicense such tradename and trademarks other than to its subsidiaries.

Pursuant to the Company's affiliation agreements with Magna, the affiliation fees payable by the Company to Magna in respect of each fiscal year will be an aggregate amount equal to:

- 1.5% of the first $3 billion of consolidated net sales for that year;
- 1.0% of the next $3 billion of consolidated net sales for that year; and
- 0.75% of consolidated net sales exceeding $6 billion;

provided that sales from acquired businesses will not be subject to a fee until January 1 of the year following the date of acquisition, and will be subject to a fee equal to 50% of the fee with respect to the Company's other sales in the calendar year following the date of the acquisition, and to the full fee in the second calendar year following the date of the acquisition and thereafter.

The Company's Corporate Constitution also provides that a maximum of 2% of its pre-tax profits in each fiscal year shall be allocated to the promotion of social objectives. Of this maximum, the social commitment agreement the Company entered into with Magna during 2001, effective January 1, 2001, requires the Company to contribute 1.5% of its pre-tax profits in each fiscal year to social and charitable programs coordinated by Magna or other charitable or non-profit organizations on behalf of Magna and its affiliates, including Intier.

In addition, Magna provides certain management and administrative services to the Company, including legal, environmental, immigration, administrative, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna.

Affiliation and social commitment fees in prior years were calculated on a different basis than the 2001 affiliation and social commitment fees and are therefore not comparable.

Various land and buildings used in the Company's operations are leased from Magna and its affiliates under operating and capital lease agreements (see note 8 in the consolidated financial statements).

Transactions with Magna and affiliates are effected on normal commercial terms.

CONTINGENCIES

From time to time, the Company may be contingently liable for litigation and other claims. Refer to note 18 of the Company's consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2002, the Company will adopt the Canadian Institute of Chartered Accountants new recommendations under Handbook Section 3062, "Goodwill and other Intangible Assets" (CICA 3062). CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life. In accordance with CICA 3062, the Company will apply the recommendations prospectively, without restatement of any comparative periods.

Upon adoption of the new recommendations, the Company will cease to record amortization of existing goodwill. The amortization relating to goodwill charged to income in 2001 was $8.3 million. The Company is currently reviewing the new CICA pronouncement and evaluating the specific goodwill attributable to reporting segments and evaluating that goodwill for impairment.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate", "believe", "expect", and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of the Company. These risks and uncertainties include, but are not limited to, industry cyclicality, trade and labour disruptions, pricing concessions and cost absorptions, product warranty, recall and product liability costs, dependence on certain vehicles and major OEM customers, currency exposure, failure in implementing Company strategy, technological developments by the Company's competitors, government and regulatory policies and changes in the competitive environment in which the Company operates. Persons reading this report are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this report to reflect subsequent information, events or circumstances or otherwise.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Intier Automotive Inc. management is responsible for the preparation and presentation of the consolidated financial statements and all the information in this Annual Report. The consolidated financial statements were prepared by management in accordance with accounting principles generally accepted in Canada. Financial statements include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of Intier Automotive Inc.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Company's Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside directors. The Committee meets periodically with management, as well as the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with auditing standards generally accepted in Canada and the United States on behalf of the shareholders. The Auditors' Report outlines the nature of their examination and their opinion to the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.

MICHAEL E. MCCARTHY
Executive Vice-President & Chief Financial Officer

MICHAEL BACCELLIERI
Controller

Newmarket, Canada February 8, 2002

AUDITORS' REPORT

To the Shareholders of Intier Automotive Inc.

We have audited the consolidated balance sheets of Intier Automotive Inc. as at December 31, 2001 and 2000 and the consolidated statements of income, retained earnings and Magna's net investment and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Intier Automotive Inc. as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

ERNST & YOUNG LLP
Chartered Accountants

Toronto, Canada February 8, 2002

SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles ("Canadian GAAP"). These policies are also in conformity, in all material respects, with United States generally accepted accounting principles ("U.S. GAAP") except as described in note 19 to the consolidated financial statements.

PRINCIPLES OF CONSOLIDATION

The consolidated balance sheet as at December 31, 2001 gives effect to the corporate reorganization which was completed in August, 2001 whereby Intier Automotive Inc. (the "Company") acquired from its parent company, Magna International Inc. ("Magna") certain operating divisions, subsidiaries, jointly controlled entities and investments directly or indirectly under the control of Magna. In exchange for the above net assets, the Company issued 42,751,938 Class B Shares of the Company and 2,250,000 Convertible Series Preferred Shares to Magna.

The consolidated financial statements prior to August 1, 2001 present the historic combined financial position, results of operations and cash flows of the assets and liabilities reorganized under the Company on a carve out basis from Magna. To give effect to the continuity of Magna's interest in the assets and liabilities of the Company, all the assets and liabilities have been recorded in these consolidated financial statements at Magna's book values except for assets under capital leases related to the distribution of land and buildings by the Company to certain real estate subsidiaries of Magna during the year ended December 31, 1998.

The Company was formed to hold and operate the interiors and closures businesses owned by Magna and its subsidiaries. The assets and liabilities recognized under the Company include the following businesses:

Interior Systems

These businesses engineer, develop and produce complete seat systems, seat tracks, seat frames, integrated child safety seats and other seating components, cockpit modules, instrument panels, consoles, glove boxes, door modules, door trim panels, package trays, overhead systems, sunvisors, acoustics, automotive carpet, interior panels and other interior garnish trim and components. This group also provides expertise and services for its OEM customers including assembly and sequencing, full vehicle process engineering and integrated interior vehicle safety systems.

Closure Systems

These businesses engineer, develop, produce and assemble a multitude of closure, latching and power driven door systems. Products include complete door systems, power liftgates and power sliding doors, window regulators, electronic latching systems, wiper systems and electrical motors.

The comparative information presented reflects financial statements which present the consolidated financial position, results of operations, changes in Magna's net investment and cash flows of the Company as if it had operated as a stand-alone entity subject to Magna's control. Certain of the expenses presented in these consolidated financial statements represent intercompany allocations and management estimates of the cost of services provided by Magna. These allocations and estimates are considered by management to be the best available approximation of the expenses that the Company would have incurred had it operated on a stand-alone basis over the periods presented.

Interest expense, as presented in these consolidated financial statements, includes interest on external debt and amounts due to Magna (included in Magna's net investment). Magna's net investment, which includes both debt and equity components, comprises the accumulated earnings of the Company, contributions by Magna less distributions to Magna and the currency translation adjustment.

Income taxes for the Company in the comparative period have been recorded at statutory rates based on income before income taxes and minority interest as reported in the consolidated statements of income as though the Company was a separate tax paying entity. Income taxes payable in respect of historically separate tax paying legal entities have been presented as a current liability in the consolidated balance sheets in the comparable period. Income taxes payable in respect of the components which were not historically separate tax paying legal entities have been included in Magna's net investment. Future income taxes have been presented in the consolidated balance sheets on the basis of temporary differences between the financial reporting and tax bases of the assets and liabilities.

As a result of the basis of presentation described above, the consolidated statements of income may not necessarily be indicative of the revenues and expenses that would have resulted had the Company operated as a stand-alone entity.

The Company's subsidiaries are included in these consolidated financial statements using the purchase method of accounting from the date they were acquired by Magna. All significant intercompany balances and transactions have been eliminated.

The Company proportionately consolidates its interests in jointly controlled operations.

FOREIGN EXCHANGE

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity.

The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction in the Company's net investment in the operations that gave rise to such exchange gains and losses.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in income except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transaction. Gains and losses on translation of foreign currency long-term monetary liabilities are deferred and amortized over the period to maturity. In addition, gains and losses from foreign denominated debt designated as a hedge on the Company's net investment in foreign operations are not included in income, but are shown in the currency translation account.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

INVENTORIES

Inventories are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

INVESTMENTS

Investments in which the Company has significant influence are accounted for on the equity basis.

FIXED ASSETS

Fixed assets are recorded at historical cost, which includes acquisition and development costs less related investment tax credits. Development costs include direct construction costs, interest capitalized on construction in progress and land under development and indirect costs wholly attributable to development.

Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2 1/2% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment. Assets under capital leases are amortized over the respective lease terms.

Costs incurred to establish new facilities, which require substantial time to reach commercial production capability, are expensed as incurred.

GOODWILL

Goodwill represents the excess of the purchase price of the Company's interest in subsidiary companies over the fair value of the underlying net identifiable assets arising on acquisitions. Goodwill is generally amortized over 20 years and in all cases amortization does not exceed 40 years. The Company reviews the valuation and amortization period of goodwill whenever events or changes in circumstances warrant such a review. In doing so, the Company evaluates whether there has been a permanent impairment in the value of unamortized goodwill based on the estimated undiscounted cash flows of each business to which the goodwill relates.

REVENUE RECOGNITION

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectibility is reasonably assured and upon shipment to (or receipt by customers depending on contractual terms), and acceptance by, customers.

Revenue from separately priced engineering service and tooling contracts are recognized on a percentage of completion basis.

Revenue and cost of sales are presented on a gross basis in the consolidated statements of income where the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis.

PREPRODUCTION COSTS RELATED TO LONG-TERM SUPPLY AGREEMENTS

Costs incurred (net of customer subsidies) related to design and engineering, which are reimbursed as part of subsequent related parts production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred (net of customer subsidies) related to design and development costs for moulds, dies and other tools that the Company does not own (and that will be used in, and reimbursed as part of the piece price amounts for, subsequent related parts production) are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancelable right to use the moulds, dies and other tools during the supply agreement.

GOVERNMENT FINANCING

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions in which the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are generally recorded as a reduction of expense at the time the eligible expenses are incurred. In the case of certain foreign subsidiaries, the Company receives tax super allowances which are accounted for as a reduction of income tax expense. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

RESEARCH AND DEVELOPMENT

The Company carries on various applied research and development programs, certain of which are partially or fully funded by governments or by customers of the Company. Funding received is accounted for using the cost reduction approach. Research costs are expensed as incurred.

INCOME TAXES

The Company follows the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EMPLOYEE BENEFIT PLANS

The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purposes of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The net actuarial gain (loss) is amortized over the average remaining service period of active employees.

The cost of providing benefits through defined contribution pension plans is charged to earnings in the period in respect of which contributions become payable.

STOCK-BASED COMPENSATION

No compensation expense is recognized for stock options granted under the Company's Incentive Stock Option Plan. Consideration paid on the exercise of stock options is credited to capital stock.

EARNINGS PER CLASS A SUBORDINATE VOTING OR CLASS B SHARE

Basic earnings per Class A Subordinate Voting or Class B Share are calculated on net income less financing charges on the Convertible Series Preferred Shares using the weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year.

The Company uses the treasury stock method in computing diluted earnings per share. Under the treasury stock method, diluted earnings per Class A Subordinate Voting or Class B Share are calculated on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the year had all the dilutive options and Convertible Series Preferred Shares been exercised or converted into Class A Subordinate Voting Shares at the beginning of the year, or date of issuance, if later. The proceeds from the exercise of options are assumed to be used to purchase Class A Subordinate Voting Shares at the average market price during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation.

CONVERTIBLE SERIES PREFERRED SHARES

For the purposes of accounting for the Convertible Series Preferred Shares, three key attributes of these shares were valued as of their date of issuance and are presented separately in the Company's consolidated financial statements. These three key attributes are:

i) the retraction of the Convertible Series Preferred Shares at their carrying value by the holders;

ii) the non-cumulative cash dividend payable in respect of the Convertible Series Preferred Shares; and

iii) the ability to convert the Convertible Series Preferred Shares into Class A Subordinate Voting Shares at a fixed price.

The retraction attribute is a liability of the Company and is presented as long-term debt because it is at the option of the holder. The non-cumulative nature of the dividend means that it is dissimilar to an interest payment on debt and, therefore, the long-term debt is presented as the net present value of (i.e., at a discount to) the carrying value which becomes payable, at the option of the holder, on the dates indicated above. The resultant discount is amortized to income systematically from the date of issuance until the date of retraction for each series of the Convertible Series Preferred Shares.

The non-cumulative dividend, for reasons indicated above, is not considered debt-related. However, because holders of the Convertible Series Preferred Shares expect to receive dividends and it was the Company's expectation, at the date of issuance, to pay dividends, there is a value to the expected stream of dividend payments. The net present value of this expected dividend stream has, therefore, been presented as equity. As dividends are declared, a systematically calculated portion of the dividend is shown as a return of capital and is deducted from the amount presented as equity. The dividends on the Convertible Series Preferred Shares as presented in the consolidated statements of income and retained earnings and Magna's net investment reflect the actual dividend declared net of the amount considered a return of capital.

The third attribute, the conversion feature, is similar to a stock warrant in that it provides holders with the option to exchange their Convertible Series Preferred Shares for Class A Subordinate Voting Shares at a fixed price. The residual approach was used to value this attribute and this amount is classified as equity.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	Note	As at December 31, 2001	2000
ASSETS			
Current assets:			
Cash and cash equivalents		$ 77.1	$ 51.6
Accounts receivable	17	574.3	476.4
Inventories	5	240.9	223.1
Prepaid expenses and other		23.6	37.2
		915.9	788.3
Fixed assets, net	6	424.0	416.6
Goodwill, net		132.5	150.2
Future tax assets	7	96.0	102.1
Other assets		11.0	8.5
		$ 1,579.4	$ 1,465.7
LIABILITIES AND SHAREHOLDERS' EQUITY AND MAGNA'S NET INVESTMENT			
Current liabilities:			
Bank indebtedness	8	$ 46.0	$ 9.9
Accounts payable	17	527.6	424.3
Accrued salaries and wages		53.7	44.8
Other accrued liabilities		49.6	28.0
Income taxes payable	7	1.8	13.5
Long-term debt due within one year	8	6.8	8.2
		685.5	528.7
Long-term debt	8,17	30.6	32.2
Other long-term liabilities	9	22.1	21.9
Convertible Series Preferred Shares	10	194.6	-
Future tax liabilities	7	35.0	30.8
Minority interest		1.7	1.9
Shareholders' equity and Magna's net investment:			
Convertible Series Preferred Shares	10	31.4	-
Class A Subordinate Voting Shares	11	71.7	-
Class B Shares	11	495.8	-
Retained earnings		15.9	-
Currency translation adjustment	13	(4.9)	-
Magna's net investment		-	850.2
		609.9	850.2
		$ 1,579.4	$ 1,465.7

Commitments and contingencies (notes 8 and 18)
See accompanying notes

On behalf of the Board:

LAWRENCE WORRALL
Director

NEIL G. DAVIS
Director

CONSOLIDATED STATEMENTS OF INCOME, RETAINED EARNINGS AND MAGNA'S NET INVESTMENT

(U.S. dollars in millions, except per share figures and number of shares)

		Years ended December 31,		
	Note	**2001**	2000	1999
Sales	17	$ 3,268.1	$ 2,970.9	$ 2,834.8
Cost of goods sold	17	2,861.6	2,605.5	2,508.8
Depreciation and amortization		88.0	86.1	87.2
Selling, general and administrative		163.4	151.8	135.1
Affiliation fees and other charges	17	53.5	34.0	29.1
Operating income		101.6	93.5	74.6
Interest expense, net	8,17	16.2	27.4	24.3
Amortization of discount on Convertible Series Preferred Shares	10,17	4.8	-	-
Equity loss		0.4	0.7	1.2
Income before income taxes and minority interest		80.2	65.4	49.1
Income taxes	7	40.7	30.9	22.6
Minority interest		(0.4)	(0.2)	(0.1)
Net income		$ 39.9	$ 34.7	$ 26.6
Financing charge on Convertible Series Preferred Shares	10,17	0.9	-	-
Net income attributable to Class A Subordinate Voting and Class B Shares		39.0	34.7	26.6
Magna's net investment, beginning of year		850.2	781.8	702.7
Net (distribution to) contribution by Magna		(869.5)	46.6	57.0
Dividends on Class A Subordinate Voting and Class B Shares		(2.0)	-	-
Change in currency translation adjustment	13	(1.8)	(12.9)	(4.5)
Retained earnings and Magna's net investment, end of year		$ 15.9	$ 850.2	$ 781.8
Earnings per Class A Subordinate Voting or Class B Share	2			
Basic		$ 0.37	-	-
Diluted		$ 0.37	-	-
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)	2			
Basic		47.9	-	-
Diluted		47.9	-	-
Pro forma earnings per Class A Subordinate Voting or Class B Share	3			
Basic		$ 0.91	$ 0.60	$ 0.34
Diluted		$ 0.90	$ 0.60	$ 0.34
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)	3			
Basic		44.9	42.8	42.8
Diluted		59.8	42.8	42.8

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Note	Years ended December 31, 2001	2000	1999
Cash provided from (used for):				
OPERATING ACTIVITIES				
Net income		$ 39.9	$ 34.7	$ 26.6
Items not involving current cash flows	15	101.2	69.0	58.6
		141.1	103.7	85.2
Change in non-cash working capital	15	25.9	(132.4)	4.7
		167.0	(28.7)	89.9
INVESTMENT ACTIVITIES				
Fixed asset additions		(87.6)	(104.3)	(121.9)
Acquisition of subsidiaries, net of cash acquired	4	-	-	(4.4)
Increase in investments and other assets		(5.0)	-	(1.1)
Proceeds from disposition of fixed assets		2.6	3.8	4.4
		(90.0)	(100.5)	(123.0)
FINANCING ACTIVITIES				
Issue of Class A Subordinate Voting Shares, net	11	71.7	-	-
Increase (decrease) in bank indebtedness		34.5	(2.5)	(11.0)
Repayments of long-term debt		(8.1)	(1.8)	(6.6)
Net (distribution to) contribution by Magna	17	(144.4)	79.5	73.3
Dividends on Class A Subordinate Voting and Class B Shares	11	(2.0)	-	-
Dividends on Convertible Series Preferred Shares	10,11	(1.9)	-	-
		(50.2)	75.2	55.7
Effect of exchange rate changes on cash and cash equivalents		(1.3)	(1.9)	(1.3)
Net increase (decrease) in cash and cash equivalents during the year		25.5	(55.9)	21.3
Cash and cash equivalents, beginning of year		51.6	107.5	86.2
Cash and cash equivalents, end of year		$ 77.1	$ 51.6	$ 107.5

See accompanying notes

(all amounts in millions of U.S. dollars unless otherwise noted except per share figures and number of shares)

1. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company are set out under "Significant Accounting Policies" preceding these consolidated financial statements.

2. EARNINGS PER SHARE AND RETAINED EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2001

As a result of the reorganization of the Company, as described under Principles of Consolidation in Significant Accounting Policies, earnings per share and retained earnings for the year ended December 31, 2001 include net income for the five month period subsequent to July 31, 2001.

The following table summarizes the calculation of earnings per share for the five months ended December 31, 2001:

Basic earnings per Class A Subordinate Voting or Class B Share:		
Net income attributable to Class A Subordinate Voting and Class B Shares	$	17.9
Average number of Class A Subordinate Voting and Class B Shares outstanding during the five months		47.9
Basic earnings per Class A Subordinate Voting or Class B Share	$	0.37
Diluted earnings per Class A Subordinate Voting or Class B Share:		
Net income attributable to Class A Subordinate Voting and Class B Shares	$	17.9
Adjustments (net of related tax effects):		
Amortization of discount on Convertible Series Preferred Shares		-
Financing charge on Convertible Series Preferred Shares		-
	$	17.9
Average number of Class A Subordinate Voting and Class B Shares outstanding during the five months		47.9
Convertible Series Preferred Shares		-
Stock options		-
		47.9
Diluted earnings per Class A Subordinate Voting or Class B Share	$	0.37

At December 31, 2001, the Company has outstanding 2,525,000 incentive stock options and 2,250,000 Convertible Series Preferred Shares, which are anti-dilutive and, therefore, not included in the above earnings per share calculation.

3. PRO FORMA EARNINGS PER SHARE

The following pro forma adjustments have been made to arrive at pro forma earnings per share for the years ended December 31, 2001, 2000 and 1999:

- Adjustments to reflect the Company's new capital structure as described under Principles of Consolidation in Significant Accounting Policies;
- Adjustments that give effect to the payment of the revised affiliation fees and social commitment fees pursuant to the affiliation and social commitment agreements;
- The Company's President and Chief Executive Officer's cash compensation arrangements; and
- The tax effect of the foregoing adjustments, where applicable, using an assumed income tax rate of approximately 40%.

Basic and diluted pro forma earnings per Class A Subordinate Voting or Class B Share are based on the public offering of 5,476,191 Class A Subordinate Voting Shares completed in August, 2001 and on the assumption that 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares were issued and outstanding for the entire periods presented.

The following table summarizes the calculation of pro forma earnings per share:

	Years ended December 31, 2001	2000	1999
Basic earnings per Class A Subordinate Voting or Class B Share:			
Net income attributable to Class A Subordinate Voting and Class B Shares	$ 39.0	$ 34.7	$ 26.6
Pro forma adjustments (net of related tax effects):			
Amortization of discount on Convertible Series Preferred Shares	(6.1)	(11.0)	(11.0)
Interest on debt due to Magna	9.5	16.4	13.0
Net adjustment to affiliation fees and other corporate charges	(0.6)	(12.2)	(11.9)
Financing charge on Convertible Series Preferred Shares	(0.8)	(2.1)	(2.1)
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$ 41.0	$ 25.8	$ 14.6
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	44.9	42.8	42.8
Pro forma basic earnings per Class A Subordinate Voting or Class B Share	$ 0.91	$ 0.60	$ 0.34
Diluted earnings per Class A Subordinate Voting or Class B Share:			
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$ 41.0	$ 25.8	$ 14.6
Pro forma adjustments (net of related tax effects):			
Amortization of discount on Convertible Series Preferred Shares	10.9	-	-
Financing charge on Convertible Series Preferred Shares	1.7	-	-
	$ 53.6	$ 25.8	$ 14.6
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	44.9	42.8	42.8
Convertible Series Preferred Shares	14.9	-	-
Stock options	-	-	-
	59.8	42.8	42.8
Pro forma diluted earnings per Class A Subordinate Voting or Class B Share	$ 0.90	$ 0.60	$ 0.34

4. BUSINESS ACQUISITIONS

The following acquisitions were accounted for using the purchase method:

During the year ended December 31, 1999, the Company acquired the remaining 50% interest in two of its joint ventures. The consideration paid consisted of cash of $4.4 million. The net effect on the Company's balance sheet was a net increase in working capital of $0.9 million, an increase in fixed assets of $1.6 million, and an increase in goodwill of $1.9 million.

At December 31, 2001, the Company had a remaining provision of $2.0 million for severance and termination costs for the termination of 78 remaining employees as part of the relocation of production programs from one facility to another. During the years ended December 31, 2001, 2000 and 1999, the Company utilized severance and termination accruals of $0.6 million, $0.3 million and $0.2 million, respectively. Such amounts were included in the purchase price allocation of previous business acquisitions.

During fiscal 2001, the Company recorded a restructuring charge for $2.7 million relating to the downsizing of one of the Company's under-performing divisions. At December 31, 2001, the Company had a remaining provision of $1.9 million for severance, termination and premise costs for the termination of 11 remaining employees and the relocation of production programs from one facility to another.

5. INVENTORIES

Inventories consist of:

	December 31,	
	2001	2000
Raw materials and supplies	$ 63.1	$ 71.4
Work-in-process	17.0	18.1
Finished goods	23.4	23.9
Tooling and engineering	137.4	109.7
	$ 240.9	$ 223.1

Tooling and engineering inventory represents cost incurred on separately priced tooling and engineering services contracts in excess of unbilled amounts included in accounts receivable. Unbilled amounts included in accounts receivable at December 31, 2001 totalled $1.5 million (December 31, 2000 totalled $8.1 million).

6. FIXED ASSETS

Fixed assets consist of:

	December 31,	
	2001	2000
Cost		
Land	$ 8.3	$ 7.7
Buildings	38.4	31.2
Leasehold improvements	20.6	18.8
Machinery and equipment	717.1	655.1
Assets under capital leases (i)	25.6	26.4
	810.0	739.2
Less: accumulated depreciation		
Buildings	(10.3)	(9.3)
Leasehold improvements	(10.5)	(8.9)
Machinery and equipment	(359.5)	(300.3)
Assets under capital leases (i)	(5.7)	(4.1)
	$ 424.0	$ 416.6

Notes:

(i) Assets under capital leases relate to the leasing of land and buildings by the Company from certain real estate subsidiaries of Magna. These lease agreements were entered into during the year ended December 31, 1998.

(ii) Included in the cost of fixed assets at December 31, 2001 are construction in progress expenditures of $26.8 million (December 31, 2000 – $38.0 million).

(iii) No interest was capitalized to fixed assets during the periods presented.

7. INCOME TAXES

(a) The provision for income taxes differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

	Years ended December 31,		
	2001	2000	1999
Canadian statutory income tax expense	$ 33.5	$ 28.8	$ 21.9
Manufacturing and processing profits deduction	(5.6)	(6.3)	(7.2)
Foreign rate differentials	(2.6)	0.9	2.7
Tax losses not benefited	4.9	5.2	6.2
Amortization of discount on Convertible Series Preferred Shares	2.0	-	-
Other	8.5	2.3	(1.0)
Effective income tax expense	$ 40.7	$ 30.9	$ 22.6

(b) The details of income before income taxes and minority interest by jurisdiction are as follows:

	Years ended December 31,		
	2001	2000	1999
Canadian	$ 70.5	$ 71.9	$ 81.0
Foreign	9.7	(6.5)	(31.9)
	$ 80.2	$ 65.4	$ 49.1

(c) The details of the income tax provision are as follows:

	Years ended December 31,		
	2001	2000	1999
Current provision:			
Canadian federal taxes	$ 17.5	$ 17.9	$ 19.2
Provincial taxes	9.3	10.9	11.7
Foreign taxes	5.1	23.7	36.1
	31.9	52.5	67.0
Future provision:			
Canadian federal taxes	0.9	(1.9)	(0.4)
Provincial taxes	0.5	(1.2)	(0.2)
Foreign taxes	7.4	(18.5)	(43.8)
	8.8	(21.6)	(44.4)
	$ 40.7	$ 30.9	$ 22.6

(d) Future income taxes have been provided on temporary differences, which consist of the following:

	Years ended December 31, 2001	2000	1999
Fixed assets tax depreciation greater than (less than) book depreciation	$ 1.5	$ 1.5	$ (3.5)
Other assets tax depreciation greater than (less than) book depreciation	3.5	3.9	(9.4)
Net tax losses utilized (benefited)	3.6	(25.2)	(33.8)
Other	0.2	(1.8)	2.3
	$ 8.8	$ (21.6)	$ (44.4)

(e) Future tax assets and liabilities consist of the following temporary differences:

	December 31, 2001	2000
Assets:		
Tax benefit of loss carryforwards		
Pre-acquisition	$ 7.6	$ 11.0
Post-acquisition	99.6	103.2
Other assets tax values in excess of book values	2.3	5.5
Other	13.7	4.2
	123.2	123.9
Valuation allowance against tax benefit of loss carryforwards		
Pre-acquisition	(7.6)	(7.6)
Post-acquisition	(19.6)	(14.2)
	96.0	102.1
Liabilities:		
Tax depreciation in excess of book depreciation	26.6	28.9
Other	8.4	1.9
	35.0	30.8
Net future income taxes	$ 61.0	$ 71.3

(f) Income taxes paid in cash for the year ended December 31, 2001 were $48.0 million (for the years ended December 31, 2000 and 1999 - $50.7 million and $41.5 million, respectively).

(g) At December 31, 2001, the Company had income tax loss carryforwards of approximately $83.1 million that relate to certain foreign subsidiaries, including approximately $21.7 million of losses obtained on acquisitions, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total losses, $57.4 million expire between 2002 and 2011 and the remainder have no expiry date.

(h) At December 31, 2001, $34.1 million of undistributed earnings of foreign subsidiaries and jointly controlled entities may be subject to tax if remitted to Canada. No provision has been made for such taxes as these earnings are considered to be reinvested for the foreseeable future.

8. DEBT AND COMMITMENTS

(a) The Company's long-term debt, which is substantially unsecured, consists of the following:

	December 31, 2001	2000
Loans from governments with a weighted average interest rate of approximately 2% denominated primarily in euros	$ 5.5	$ 6.8
Bank term debt at a weighted average interest rate of approximately 4% denominated primarily in euros	5.6	5.8
Obligations under capital leases (i)	23.3	24.6
Other	3.0	3.2
	37.4	40.4
Less due within one year	6.8	8.2
	$ 30.6	$ 32.2

(i) Obligations under capital leases relate to the leasing of land and buildings by the Company from certain real estate subsidiaries of Magna. These agreements were entered into during the year ended December 31, 1998 (see note 8(f)).

(b) At December 31, 2001, future principal repayments on long-term debt (excluding obligations under capital leases) are estimated to be as follows:

2002	$ 5.8
2003	2.5
2004	1.6
2005	1.6
2006	1.1
Thereafter	1.5
	$ 14.1

(c) On September 27, 2001, the Company established a $385.0 million three-year unsecured revolving term credit facility with customary commercial terms, bearing interest at variable rates not exceeding the prime rate of interest. The credit facility contains negative and affirmative financial and operating covenants and events of default customary for credit facilities of this nature, including the requirements that the Company maintain certain financial ratios and restrictions on its ability to incur or guarantee additional indebtedness or to dispose of assets as well as the right of the lenders to declare all outstanding indebtedness to be immediately due and payable upon the occurrence of an event of default. The credit facility expires on September 27, 2004.

At December 31, 2001, the Company had operating lines of credit amounting to $54.1 million and term lines of credit amounting to $422.4 million. At December 31, 2001, the Company had unused and available operating lines of credit and term lines of credit of $43.2 million and $346.9 million.

(d) Net interest expense (income) includes:

	Years ended December 31, 2001	2000	1999
Interest expense			
Current	$ 0.9	$ 0.6	$ 3.1
Long-term	0.6	0.8	0.9
Intercompany to Magna and affiliates	40.6	41.7	36.4
	42.1	43.1	40.4
Interest income			
Current	(3.0)	(3.2)	(3.2)
Intercompany from Magna and affiliates	(22.9)	(12.5)	(12.9)
Interest expense, net	$ 16.2	$ 27.4	$ 24.3

Interest paid in cash for the year ended December 31, 2001 was $3.7 million (for the years ended December 31, 2000 and 1999 – $3.3 million and $6.0 million, respectively).

(e) At December 31, 2001, the Company had commitments under operating leases requiring annual rental payments to third parties and to Magna and its affiliates as follows:

	Third parties	Magna and its affiliates
2002	$ 18.5	$ 8.4
2003	15.9	7.5
2004	11.7	7.4
2005	9.8	7.5
2006	9.6	7.4
Thereafter	33.8	28.7
	$ 99.3	$ 66.9

For the year ended December 31, 2001, operating lease expense amounted to $24.4 million (for the years ended December 31, 2000 and 1999 – $23.9 million and $23.8 million, respectively).

(f) At December 31, 2001, the Company had commitments under capital leases requiring annual rental payments to Magna and its affiliates as follows:

2002	$ 2.8
2003	2.9
2004	3.1
2005	3.1
2006	3.1
Thereafter	22.8
	37.8
Less interest and other charges	14.5
Obligations under capital leases	23.3
Less current portion	1.0
Long-term portion of obligations under capital leases	$ 22.3

9. EMPLOYEE BENEFIT PLANS

Prior to 2001, Magna's Corporate Constitution required that 10% of the employee pre-tax profits before profit sharing (defined in the Corporate Constitution) for any fiscal period be allocated to an Employee Equity and Profit Participation Plan ("EPSP") consisting of the Magna deferred profit sharing plan and a cash distribution to eligible employees of Magna. Eligible Canadian, United States and European employees participate in the EPSP. During 2001, Magna amended its Corporate Constitution to allow for the contribution of such amounts to a defined benefit pension plan in addition to the EPSP. All employees that participate in the EPSP were, and all new employees are, given the option of continuing in the EPSP or receiving a reduced entitlement under the EPSP plus a defined benefit pension. The defined benefit pension is payable to retirees age 65 or older and is based on years of service and compensation levels. Participants may take early retirement after age 55 and receive a reduced pension package. Under its Corporate Constitution, the Company must adopt a similar profit sharing arrangement to Magna's not later than 2003.

Pursuant to labour laws and national labour agreements in certain European countries, the Company is obliged to provide lump sum termination payments to employees on retirement or involuntary termination, and long service-payments contingent upon persons reaching a predefined number of years of service.

In addition, a limited number of the Company's European subsidiaries sponsor defined benefit pension and similar arrangements for their employees.

The most significant defined benefit pension plan is fully funded; the assets of which are reflected in the table below. Substantially all other European defined benefit pension plans and similar arrangements are unfunded. However, certain Austrian subsidiaries hold long-term government securities in connection with their unfunded obligations. Such assets amounted to $0.9 million at December 31, 2001 and 2000.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

During the year ended December 31, 2000, the Company introduced a post retirement medical benefits plan covering eligible employees and retirees. Retirees age 60 or older with ten or more years of service will be eligible for benefits. In addition, existing retirees as at August 1, 2000 that meet the above criteria are also eligible for benefits. Benefits are capped based on years of service. As the projected benefit obligation and benefit cost associated with the post retirement medical benefits plan is not material, a separate reconciliation of the projected benefit obligation and benefit cost has not been provided in the tables below.

The significant actuarial assumptions adopted in measuring the Company's projected benefit obligations are as follows:

Discount rate	5.0% to 7.5%
Rate of compensation increase	3.0% to 4.0%
Expected return on plan assets	7.5%

	Years ended December 31,		
	2001	2000	1999
Projected benefit obligations			
Beginning of year	$ 60.2	$ 52.9	$ 49.9
Past service obligation arising on plan introduction	-	4.4	-
Current service and interest costs	7.5	6.7	5.9
Actuarial (gains) losses and changes in actuarial assumptions	(3.8)	0.7	2.8
Benefits paid	(2.3)	(1.1)	(2.6)
Currency translation	(5.3)	(3.4)	(3.1)
End of year	$ 56.3	$ 60.2	$ 52.9
Plan assets at fair value			
Beginning of year	$ 34.3	$ 31.2	$ 28.3
Return on plan assets	(3.4)	3.8	1.9
Employer contributions	2.7	2.7	4.4
Benefits paid	(2.3)	(1.1)	(2.6)
Currency translation	(2.8)	(2.3)	(0.8)
End of year	$ 28.5	$ 34.3	$ 31.2
Unfunded amount	$ 27.8	$ 25.9	$ 21.7
Unrecognized past service obligation	(3.7)	(4.0)	(0.2)
Unrecognized actuarial loss	(2.0)	-	-
Net amount recognized in the consolidated balance sheets	$ 22.1	$ 21.9	$ 21.5
Net period benefit cost			
Current service and interest costs	$ 7.5	$ 6.7	$ 5.9
Past service costs	0.2	0.2	-
Expected return on plan assets	(2.4)	(2.2)	(1.9)
Actuarial losses	-	0.3	2.5
	$ 5.3	$ 5.0	$ 6.5

During the year ended December 31, 2001, the Company incurred $1.8 million (for the years ended December 31, 2000 and 1999 - $1.9 million and $1.7 million, respectively) of defined contribution plan expense.

10. CONVERTIBLE SERIES PREFERRED SHARES

The Company has issued the following Convertible Series Preferred Shares:

	Number of shares
Preferred Shares, Series 1	1,125,000
Preferred Shares, Series 2	1,125,000

The Convertible Series Preferred Shares have the following attributes:

- Carrying value of $100 per share;
- Fixed preferential non-cumulative cash dividend of $5.00 per share per annum payable on a quarterly basis;
- Retractable at their carrying value, together with all declared and unpaid dividends, by the holders thereof after December 31, 2003 in the case of the Preferred Shares, Series 1; and after December 31, 2004 in the case of the Preferred Shares, Series 2;
- Redeemable at their carrying value, together with all declared and unpaid dividends, and subject to purchase for cancellation by the Company commencing December 31, 2005; and
- Convertible into Class A Subordinate Voting Shares at the option of the holder at a price of $15.09 per share.

The Convertible Preferred Shares, Series 1 and 2 were issued to Magna in August, 2001 in satisfaction of $225.0 million of the Company's indebtedness to Magna.

The portion of the Convertible Series Preferred Shares classified as long-term debt and the amounts reflected as amortization of discount on Convertible Series Preferred Shares are as follows:

	Series 1	Series 2	Total
Issued on August 9, 2001	$ 94.9	$ 94.9	$ 189.8
Amortization of discount	2.4	2.4	4.8
Balance, December 31, 2001	$ 97.3	$ 97.3	$ 194.6

The liability amounts for the Convertible Series Preferred Shares are presented as long-term liabilities as Magna's retraction rights related to the shares are not exercisable before December 31, 2003 and December 31, 2004, respectively.

The portion of the Convertible Series Preferred Shares included in shareholders' equity is as follows:

	December 31, 2001
Warrant portion (relating to conversion feature)	$ 6.7
Dividend stream portion (relating to non-cumulative dividends)	24.7
	$ 31.4

11. CAPITAL STOCK

(a) Class A Subordinate Voting Shares and Class B Shares

Class A Subordinate Voting Shares without par value (unlimited amount authorized) are entitled to one vote per share at all meetings of shareholders and shall participate equally as to cash dividends with each Class B Share.

Class B Shares without par value (unlimited amount authorized) are entitled to 20 votes per share at all meetings of shareholders, shall participate equally as to cash dividends with each Class A Subordinate Voting Share and may be converted at any time into fully-paid Class A Subordinate Voting Shares on a one-for-one basis.

In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders' equity as at December 31, 2001 consist of:

	Number of shares	Consideration
Class B Shares (convertible into Class A Subordinate Voting Shares)	42,751,938	$ 495.8
Class A Subordinate Voting Shares (i)	5,476,191	71.7
Balance, December 31, 2001	48,228,129	$ 567.5

(i) On July 31, 2001, the Company filed a final prospectus with the securities regulatory authorities in Canada and the United States for a public offering of Class A Subordinate Voting Shares. The offering was completed in August, 2001. The details of the proceeds from the initial public offering of Class A Subordinate Voting Shares are as follows:

Total proceeds on 5,476,191 shares	$ 74.8
Expenses of the issue, net of taxes	(3.1)
Net proceeds	$ 71.7

(b) Incentive Stock Options

Under the 2001 Incentive Stock Option Plan adopted by the Company on August 9, 2001, the Company may grant options to purchase Class A Subordinate Voting Shares to employees, officers, directors or consultants of the Company. The maximum number of shares reserved to be issued for options is 6.0 million shares. The number of reserved but unoptioned shares at December 31, 2001 is 3,475,000.

All options granted are for a term of no more than ten years from the date of grant. The options granted under Tranche 1 and Tranche 2 vest 1/5 on the grant date, and 1/5 on each subsequent July 31 thereafter, with the exception of 750,000 options that vest 1/3 on the grant date, and 1/6 on each subsequent July 31, thereafter. All options allow the holder to purchase Class A Subordinate Voting Shares at a price equal to or greater than the market price on the trading day immediately prior to the date of grant.

The following is a continuity schedule of options outstanding:

Canadian dollar options	Number	Weighted average exercise price	Options exercisable
Granted	1,400,000	Cdn$ 21.00	
Vested			280,000
Outstanding at December 31, 2001	1,400,000	Cdn$ 21.00	280,000

U.S. dollar options	Number	Weighted average exercise price	Options exercisable
Granted	1,125,000	U.S.$ 13.72	
Vested			325,000
Outstanding at December 31, 2001	1,125,000	U.S.$ 13.72	325,000

At December 31, 2001, the outstanding options consist of the following:

Canadian dollar options outstanding	Exercise price	Number	Remaining contractual life (years)	Options exercisable
Tranche 1	$ 21.00	1,390,000	9.6	278,000
Tranche 2	$ 21.00	10,000	9.6	2,000
Weighted average exercise price	$ 21.00	1,400,000	9.6	280,000

U.S. dollar options outstanding	Exercise price	Number	Remaining contractual life (years)	Options exercisable
Tranche 1	$ 13.72	1,085,000	9.6	317,000
Tranche 2	$ 13.72	40,000	9.6	8,000
Weighted average exercise price	$ 13.72	1,125,000	9.6	325,000

(c) Maximum Number of Shares

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all the outstanding options and Convertible Series Preferred Shares issued and outstanding at December 31, 2001 were exercised or converted.

	Number of shares
Class A Subordinate Voting Shares outstanding at December 31, 2001	5,476,191
Class B Shares outstanding at December 31, 2001	42,751,938
Options to purchase Class A Subordinate Voting Shares	2,525,000
Preferred Shares, Series 1 and 2, convertible at $15.09 per share	14,910,537
	65,663,666

(d) Dividends

Dividends declared and paid on outstanding Class A Subordinate Voting and Class B Shares aggregated to $2.0 million for the year ended December 31, 2001.

Dividends declared and paid on outstanding Series 1 and 2 Preferred Shares aggregated to $1.9 million for the year ended December 31, 2001.

12. FINANCIAL INSTRUMENTS

(a) Foreign Exchange Risk

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange. The Company uses foreign exchange contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company's future committed U.S. dollar, euro and British pound outflows and inflows. Gains and losses on these hedging instruments are recognized in the same period as, and part of, the hedged transaction. The Company does not enter into foreign exchange contracts for speculative purposes.

The Company had outstanding foreign exchange forward contracts representing commitments to buy and sell foreign currencies in exchange for Canadian dollars as follows:

	December 31, 2001			
	U.S. dollar amount	Weighted average	euro amount	Weighted average
2002	$ 82.8	1.4629	€ 12.9	1.4382
2002	(247.1)	1.4434	(13.8)	1.4408
2003	38.4	1.4515	6.7	1.3760
2003	(102.3)	1.4861	-	-
2004	10.7	1.4419	5.8	1.3752
2004	(91.1)	1.4789	-	-
2005	4.4	1.3666	2.9	1.4435
2005	(87.1)	1.4729	-	-
2006	(16.1)	1.3862	-	-
	$ (407.4)		€ 14.5	

At December 31, 2001, the Company had other outstanding foreign exchange contracts to buy and sell various foreign currencies in exchange for either euros, U.S. dollars or British pounds. The total amount of such contracts were to buy euros 14.8 million, sell U.S. dollars 4.4 million and sell British pounds 13.2 million.

Based on forward exchange rates as at December 31, 2001 for contracts with similar remaining terms to maturity, the unrecognized net losses relating to the Company's foreign exchange forward contracts are approximately $30.6 million. If the Company's forward exchange contracts ceased to be effective as hedges, for example if projected net foreign cash inflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign denominated cash flows would be recognized in income at the time this condition was identified.

(b) Fair Value

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, however considerable judgement is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below.

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair value.

Long-term debt

The fair value of the Company's long-term debt (including the debt portion of the Convertible Series Preferred Shares), based on current rates for debt with similar terms and maturities, is not materially different from its carrying value.

(c) Credit Risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and forward exchange contracts with positive values.

Cash and cash equivalents, which consist of short-term investments, including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount that is invested in any one government or corporation.

The Company, in the normal course of business, is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions and who the Company anticipates will satisfy their obligations under the contracts.

(d) Interest Rate Risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In addition, the Company's exposure to interest rate risk on fixed rate long-term instruments is also reduced given the minimum periods to redemption with respect to Convertible Series Preferred Shares.

The following table summarizes the Company's exposure to interest rate risk as at December 31, 2001:

	Floating rate	Fixed interest rate	Non-interest bearing	Total
Financial Assets:				
Cash and cash equivalents	$ 77.1	$ -	$ -	$ 77.1
Accounts receivable	-	-	574.3	574.3
Financial liabilities:				
Bank indebtedness	(46.0)	-	-	(46.0)
Accounts payable and all other accrued liabilities and payables	-	-	(632.7)	(632.7)
Long-term debt due within one year	-	(6.8)	-	(6.8)
Long-term debt	-	(30.6)	-	(30.6)
Convertible Series Preferred Shares	-	(194.6)	-	(194.6)
	$ 31.1	$ (232.0)	$ (58.4)	$ (259.3)
Average fixed rate of long-term debt		5.2%		

13. CURRENCY TRANSLATION ADJUSTMENT

Unrealized translation adjustments, which arise on the translation to U.S. dollars of assets and liabilities of the Company's operations with a functional currency of other than the U.S. dollar, resulted in an unrealized currency translation loss of $4.9 million for the five month period subsequent to the Company's reorganization. The unrealized losses resulted primarily from the weakening of the Canadian dollar against the U.S. dollar.

The Company has designated the debt portion of the Convertible Series Preferred Shares (note 10) as a hedge of its net investment in its operations in the United States. Gains and losses from this hedge are not included in the income statement, but are shown in the currency translation adjustment account. The Company recorded net foreign exchange losses of $3.5 million in the currency translation account related to such shares.

14. INTERESTS IN JOINTLY CONTROLLED ENTITIES

The following is the Company's proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company has an interest (before eliminations):

Balance sheets

	December 31	
	2001	2000
Current assets	$ 39.9	$ 30.6
Long-term assets	$ 34.5	$ 19.7
Current liabilities	$ 33.2	$ 26.7
Long-term liabilities	$ 15.9	$ 0.2

Statements of income

	Years ended December 31,		
	2001	2000	1999
Sales	$ 134.6	$ 133.0	$ 99.5
Costs of goods sold, expenses and income taxes	133.4	129.3	96.6
Net income	$ 1.2	$ 3.7	$ 2.9

Statements of cash flows

	Years ended December 31,		
	2001	2000	1999
Cash provided from (used for):			
Operating activities	$ 23.0	$ 9.8	$ 9.1
Investment activities	$ (6.5)	$ (3.0)	$ (5.2)
Financing activities	$ 3.2	$ (6.3)	$ (5.8)

At December 31, 2001, the Company's share of equity in jointly controlled entities includes undistributed earnings of $19.0 million (December 31, 2000 – $14.7 million).

15. DETAILS OF CASH FROM OPERATING ACTIVITIES

(a) Items not involving current cash flows:

	Years ended December 31,		
	2001	2000	1999
Depreciation and amortization	$ 88.0	$ 86.1	$ 87.2
Future income taxes	8.8	(21.6)	(44.4)
Pension obligations	5.3	4.2	5.3
(Gain)/loss on disposals of fixed assets	(1.1)	1.7	5.7
Equity loss and other	0.2	(1.4)	4.8
	$ 101.2	$ 69.0	$ 58.6

(b) Changes in non-cash working capital:

	Years ended December 31,		
	2001	2000	1999
Accounts receivable	$ (108.1)	$ (89.5)	$ (4.4)
Inventories	(22.7)	(72.7)	3.2
Prepaid expenses and other	14.1	1.0	(6.3)
Accounts payable and accrued liabilities	142.6	28.8	12.2
	$ 25.9	$ (132.4)	$ 4.7

16. SEGMENTED INFORMATION

(a) The Company designs, manufactures and supplies automotive interior components, modules and systems primarily for OEM customers on a Tier One basis and manufactures and supplies interior components on a Tier Two basis to other Tier One suppliers. At December 31, 2001 the Company had operations in 14 countries including 64 production facilities and 19 product development and engineering facilities.

The Company is organized by two product groups: Interior Systems and Closure Systems. Each group includes the following products and services:

Interior Systems

The Interior Systems group includes the engineering, development and production of complete seat systems, seat tracks, seat frames, integrated child safety seats and other seating components, cockpit modules, instrument panels, consoles, glove boxes, door modules, door trim panels, package trays, overhead systems, sunvisors, acoustics, automotive carpets, interior panels and other interior garnish trim and components. This group also provides expertise and services for its OEM customers including assembly and sequencing, full vehicle process engineering and integrated interior vehicle safety systems; and

Closure Systems

The Closure Systems group develops, produces and assembles a multitude of closure, latching and power driven door systems. Products include wiper systems, electrical motors, complete door systems, power liftgates and power sliding doors, window regulators and electronic latching systems.

The Company's internal financial reports provided to executive management segment results on a global basis by the aforementioned two main product groups. Furthermore, these results segregate North America and Europe in recognition of each group's management structure and the different geographic business risks faced by the divisions that operate in these segments. Such risks include vehicle production volumes, OEM customer mix, level of OEM outsourcing and the nature of such outsourced products and services, and currency risk. Vehicle production volumes have a significant impact on divisional operating results, business plans and capital spending budgets. Vehicle production volumes in each of North America and Europe are affected by a multitude of factors such as general economic conditions, interest rates, fuel supply and prices, legislative changes, environmental emission and safety issues and labour and/or trade relations.

As a result of the above internal reporting structure, operating segments reported in these consolidated financial statements include:

Interior Systems – with Europe and North America reported separately;

Closure Systems – with Europe and North America reported separately.

Year ended December 31, 2001	Total sales	Depreciation and amortization	Interest (income) expense, net[1]	Equity loss	Income (loss) before income taxes	Fixed asset additions	Fixed assets, net
Interior Systems							
North America	$ 1,561.0	$ 35.2	$ 13.1		$ 65.3	$ 34.4	$ 199.2
Europe	974.0	31.6	11.4	$ 0.4	(19.0)	29.9	146.5
Closure Systems							
North America	614.7	11.3	(0.9)		36.8	10.6	34.2
Europe	121.5	8.5	1.7		(2.6)	12.6	43.9
Corporate, other and intersegment eliminations	(3.1)	1.4	(4.3)		(0.3)	0.1	0.2
Total reportable segments	$ 3,268.1	$ 88.0	$ 21.0	$ 0.4	$ 80.2	$ 87.6	424.0
Current assets							915.9
Goodwill, future tax and other assets							239.5
Total assets							$ 1,579.4

(1) Included in interest (income) expense, net, is $4.8 million of amortization of discount on Convertible Series Preferred Shares.

Year ended December 31, 2000	Total sales	Depreciation and amortization	Interest (income) expense, net	Equity loss	Income (loss) before income taxes	Fixed asset additions	Fixed assets, net
Interior Systems							
North America	$ 1,380.1	$ 34.0	$ 16.3		$ 22.9	$ 48.0	$ 201.5
Europe	868.1	32.2	8.6	$ 0.7	0.8	34.8	137.8
Closure Systems							
North America	595.8	11.1	(0.5)		47.1	12.7	40.7
Europe	128.5	8.0	3.0		(4.6)	8.8	36.6
Corporate, other and intersegment eliminations	(1.6)	0.8			(0.8)		
Total reportable segments	$ 2,970.9	$ 86.1	$ 27.4	$ 0.7	$ 65.4	$ 104.3	416.6
Current assets							788.3
Goodwill, future tax and other assets							260.8
Total assets							$ 1,465.7

	Year ended December 31, 1999						
	Total sales	Depreciation and amortization	Interest expense, net	Equity loss	Income (loss) before income taxes	Fixed asset additions	Fixed assets, net
Interior Systems							
North America	$ 1,339.5	$ 35.9	$ 11.8		$ 17.5	$ 51.8	$ 188.3
Europe	859.7	33.5	9.6	$ 1.2	(1.3)	45.2	142.5
Closure Systems							
North America	511.6	7.9	0.8		47.3	12.0	38.5
Europe	126.7	9.1	2.1		(13.6)	12.9	38.3
Corporate, other and intersegment eliminations	(2.7)	0.8			(0.8)		
Total reportable segments	$ 2,834.8	$ 87.2	$ 24.3	$ 1.2	$ 49.1	$ 121.9	407.6
Current assets							701.0
Goodwill, future tax and other assets							280.2
Total assets							$ 1,388.8

(b) The following table shows certain information with respect to geographic segmentation:

	Year ended December 31, 2001				
	Canada	United States and Other	Continental Europe	United Kingdom	Total
Sales	$ 1,138.0	$ 1,034.6	$ 759.5	$ 336.0	$ 3,268.1
Fixed assets, net	$ 62.2	$ 171.4	$ 137.4	$ 53.0	$ 424.0
Goodwill, net	$ 29.7	$ 24.7	$ 33.5	$ 44.6	$ 132.5

	Year ended December 31, 2000				
	Canada	United States and Other	Continental Europe	United Kingdom	Total
Sales	$ 1,146.8	$ 827.5	$ 658.9	$ 337.7	$ 2,970.9
Fixed assets, net	$ 69.9	$ 172.3	$ 118.1	$ 56.3	$ 416.6
Goodwill, net	$ 33.3	$ 27.2	$ 37.4	$ 52.3	$ 150.2

	Year ended December 31, 1999				
	Canada	United States and Other	Continental Europe	United Kingdom	Total
Sales	$ 1,029.1	$ 819.3	$ 655.1	$ 331.3	$ 2,834.8
Fixed assets, net	$ 67.8	$ 159.0	$ 119.9	$ 60.9	$ 407.6
Goodwill, net	$ 35.5	$ 30.1	$ 41.0	$ 60.4	$ 167.0

(c) For the year ended December 31, 2001, sales to the three largest customers amount to 36%, 20% and 15% (for the year ended December 31, 2000 – 34%, 20% and 15%; for the year ended December 31, 1999 – 35%, 18% and 13%) of total sales, respectively.

17. TRANSACTIONS WITH RELATED PARTIES

	Years ended December 31, 2001	2000	1999
Charges by Magna and affiliates			
Interest expense, net	$ 17.7	$ 29.2	$ 23.5
Amortization of discount on Convertible Series Preferred Shares	4.8	-	-
Financing charge on Convertible Series Preferred Shares	0.9	-	-
Affiliation fees and other charges	53.5	34.0	29.1
Rent	6.1	7.4	7.4
Depreciation of assets under capital lease	1.7	1.8	1.8
Sales of materials to Magna and affiliates	13.7	6.4	8.0
Purchases of materials from Magna and affiliates	28.6	34.8	42.8

At December 31, 2001, the Company's accounts receivable include accounts receivable from Magna companies of $36.9 million (December 31, 2000 – $1.7 million) and accounts payable include accounts payable to Magna companies of $43.9 million (December 31, 2000 – $ 30.5 million).

Magna provides certain management and administrative services to the Company, including legal, environmental, immigration, administrative, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna. The cost of management and administrative services provided by Magna and included in affiliation fees and other charges totalled $4.7 million for the year ended December 31, 2001 (for the year ended December 31, 2000 and 1999 – $4.3 million and $2.1 million, respectively).

During 2001, the Company entered into new or amended existing affiliation agreements with Magna that were effective January 1, 2001. The affiliation agreements provide for the payment by the Company to Magna of an affiliation fee. The affiliation agreements:

- provide the Company with the right to identify itself as part of the Magna group of companies by granting the Company a non-exclusive, world-wide licence to use trademarks which identify Magna and its goods, services and activities in order to identify the Company and its goods, services and activities as being affiliated with Magna;
- provide the Company with access to Magna's core operating principles and to new policies and programs adopted by Magna from time to time;
- provide the Company with access to Magna's senior management and make available to the Company details of any new management techniques and incentive programs as well as marketing materials to the extent they are made available generally to Magna's other affiliates; and
- grant the Company a sole and exclusive world-wide licence (except as described in the next sentence) to use the Intier tradename and certain other trademarks. The Company may not sublicense such tradename and trademarks other than to its subsidiaries.

Pursuant to the Company's affiliation agreements with Magna, the affiliation fees payable by the Company to Magna in respect of each fiscal year will be an aggregate amount equal to:

- 1.5% of the first $3 billion of consolidated net sales for that year;
- 1.0% of the next $3 billion of consolidated net sales for that year; and
- 0.75% of consolidated net sales exceeding $6 billion;

provided that sales from acquired businesses will not be subject to a fee until January 1 of the year following the date of acquisition, and will be subject to a fee equal to 50% of the fee with respect to the Company's other sales in the calendar year following the date of the acquisition, and to the full fee in the second calendar year following the date of the acquisition and thereafter.

The affiliation fee included in affiliation fees and other charges was $47.6 million for the year ended December 31, 2001 (for the years ended December 31 2000 and 1999 – $28.0 million and $25.6 million, respectively).

The Company's Corporate Constitution provides that a maximum of 2% of its pre-tax profits in each fiscal year shall be allocated to the promotion of social objectives. Of this maximum, the social commitment agreement the Company entered into with Magna during the year ended December 31, 2001, effective January 1, 2001, requires the Company to contribute 1.5% of its pre-tax profits in each fiscal year to social and charitable programs coordinated by Magna or other charitable or non-profit organizations on behalf of Magna and its affiliates, including Intier.

The social commitment fee included in affiliation fees and other charges was $1.2 million for the year ended December 31, 2001 (for the years ended December 31, 2000 and 1999 – $1.7 million and $1.4 million, respectively).

Affiliation and social fees in prior years were calculated on a different basis than the 2001 affiliation fee and social commitment fees and are therefore not comparable.

Pursuant to Magna's Corporate Constitution, 10% of the Company's employee pre-tax profit before profit sharing of participating Magna divisions for any fiscal year is required to be allocated to an employee equity participation and profit sharing program (the "Magna EPSP"). The Company's employees in Canada, the United States, the United Kingdom and Austria participate in the Magna EPSP. The Company's portion of the costs associated with the Magna EPSP for the year ended December 31, 2001 was $28.0 million (for the years ended December 31, 2000 and 1999 – $25.7 million and $21.0 million, respectively).

Various land and buildings used in the Company's operations are leased from Magna and its affiliates under operating and capital lease agreements (see note 8).

Transactions with Magna and affiliates are effected on normal commercial terms.

18. CONTINGENCIES

(i) In November 1997, Magna and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which Magna has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. On March 5, 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim, in order to add several new defendants and claim additional remedies. The amended statement of claim now includes the Company's Advanced Car Technology Systems joint venture (ACTS) as a named defendant to the lawsuit and alleges, among other things:

- breach of fiduciary duty by Magna and two of its subsidiaries including the ACTS joint venture;
- breach by Magna of its binding letter of intent with KS Centoco, including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;
- the plaintiff's exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by Magna, TRW Inc. ("TRW"), ACTS and other unrelated third party automotive supplier defendants of such technology in North America;

- a conspiracy by Magna, TRW and ACTS to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with Magna's sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH. The plaintiffs are seeking, amongst other things, damages of approximately Cdn.$3.5 billion.

Magna and ACTS have filed an amended statement of defense and counterclaim and intend to vigorously defend this case. At this time, despite the early stages of this legal proceeding and the difficulty in predicting final outcome, the Company believes that the ultimate resolution of these claims against ACTS will not have a material adverse effect on the Company's consolidated financial position. In addition, Magna has agreed to indemnify ACTS for any damages, liabilities, or expenses incurred in connection with this claim.

(ii) The Company has entered into an agreement with Magna in which it has the option to purchase, and Magna has the right to require it to purchase its 32% equity interest in Camaco L.L.C. for a purchase price of one dollar.

(iii) One of the Company's customers is requesting reimbursement for warranty costs as well as additional expenses which it expects to incur as a result of a voluntary customer satisfaction-based recall of a product which forms part of a module supplied by the Company to the customer. The product in question is supplied to the Company by another large supplier that the Company was directed to use by its customer. The customer has claimed that the warranty and future recall costs could be up to $42 million. Based on the Company's investigations to date, the Company does not believe that it has any liability for this claim and that any liability that the Company may become subject to, if it is established that the product is defective, will be recoverable from the supplier of the product, although the Company cannot provide assurance that this will be the case.

(iv) In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for potential environmental issues. Management believes that adequate provisions are recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared using Canadian generally accepted accounting principles which conform with United States generally accepted accounting principles except for the following:

(a) The Company has certain interests in jointly controlled entities that have been proportionally consolidated in these consolidated financial statements. Under U.S. GAAP, these interests would be accounted for by the equity method. Net income, earnings per share, shareholders' equity and Magna's net investment under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities.

(b) Under U.S. GAAP, the Company would not have accounted for the Convertible Series Preferred Shares as part equity and part debt as required under Canadian GAAP. Under U.S. GAAP, the Convertible Series Preferred Shares would be shown at their face value outside of shareholders' equity and the entire non-cumulative dividend would be deducted from net income attributable to Class A Subordinate Voting and Class B Shares.

(c) In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. Effective January 1, 2000, the Company changed its method of accounting under U.S. GAAP for in-house engineering service and tooling contracts provided in conjunction with subsequent assembly or production activities which are regarded as a single arrangement. Previously, the Company had recognized revenue from these engineering service and tooling contracts on a percentage of completion basis. Under the new accounting method adopted effective January 1, 2000, for U.S. GAAP purposes, the Company recognizes revenue and related cost of sales for these activities over the estimated life of the assembly or production arrangement. The effect of the change on the year ended December 31, 2000 was to decrease net income by $0.9 million. The cumulative adjustment to net income as of January 1, 2000 was not significant.

For the year ended December 31, 2001, revenues and expenses under U.S. GAAP are lower by $9.1 million (2000 – $9.3 million) and $8.7 million (2000 – $8.4 million), respectively, as a result of this difference between Canadian and U.S. GAAP. The net revenue reduction for the year ended December 31, 2001 includes $6.8 million (2000 – $8.2 million) in revenue that was included in the cumulative effect adjustment as of January 1, 2000.

(d) The Company continues to measure compensation cost related to awards of stock options using the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by Statement of Financial Accounting Standards Board No. 123 "Accounting for Stock-Based Compensation" ("Statement 123"). Under APB Opinion No. 25, when a stock option is repurchased by the Company for a cash payment, the Company must record compensation expense. Under Canadian GAAP, the payment is considered a capital transaction and recorded in retained earnings. In addition, under EITF 96-18, when stock options are issued to non-employees other than directors acting in their capacity as a director, the Company must record compensation expense in accordance with Statement 123. Options issued to directors for services provided outside of their role as a director are recorded as compensation expense by the Company. For the year ended December 31, 2001, the Company issued stock options to non-employees in return for services rendered. The total amount of this compensation expense for 2001 was $0.4 million.

(e) The Company uses foreign exchange forward contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of its future committed U.S. dollar, euro and British pound outflows and inflows. Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction. For periods up to and including December 31, 2000, gains and losses on these contracts were also accounted for as a component of the related hedged transaction under U.S. GAAP.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards Board No. 133 ("Statement 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Statement 133 requires a company to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. Statement 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

For the year ended December 31, 2001 the Company's derivative portfolio is not eligible for hedge accounting despite the fact that management considers its portfolio to be an effective foreign currency risk management tool and an economic hedge of its future committed U.S. dollar, euro and British pound outflows and inflows. Effective January 1, 2002, the Company implemented a new treasury management system that complies with the document requirements for hedge accounting under Statement 133.

Accordingly, the Company has recorded a charge to net income of $16.1 million in the year ended December 31, 2001 for purposes of reconciling to U.S. GAAP. For periods prior to and including December 31, 2000, this amount would have been deferred and recorded as a component of the related hedged transaction under U.S. GAAP. In addition, the Company recorded a cumulative adjustment to other comprehensive income of $8.2 million as of January 1, 2001 upon adoption of Statement 133.

(f) The following table presents net income and comprehensive income under U.S. GAAP:

	Years ended December 31,		
	2001	2000	1999
Net income attributable to Class A Subordinate Voting and Class B Shares under Canadian GAAP	$ 39.0	$ 34.7	$ 26.6
Adjustments (net of related tax effects):			
Amortization of discount on Convertible Series Preferred Shares	4.8	-	-
Return of capital on Convertible Series Preferred Shares	(3.8)	-	-
In-house tooling and engineering	(0.4)	(0.9)	-
Derivative instruments	(16.1)	-	-
Non-employee stock option compensation expense	(0.4)	-	-
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP	$ 23.1	$ 33.8	$ 26.6
Other comprehensive income:			
Cumulative adjustment at January 1, 2001 for the change in derivative instrument accounting	(8.2)	-	-
Adjustment for derivative instruments, matured during 2001, included in the cumulative adjustment at January 1, 2001	4.4	-	-
Unrealized foreign exchange losses on translation of self-sustaining foreign entities	(13.4)	(12.9)	(4.5)
Comprehensive income under U.S. GAAP	$ 5.9	$ 20.9	$ 22.1

(g) As a result of the reorganization of the Company, as described under Principles of Consolidation in Significant Accounting Policies, earnings per share and retained earnings for the year ended December 31, 2001 include net income for the five month period subsequent to July 31, 2001.

The following table presents net income, comprehensive income and earnings per share information under U.S. GAAP for the five months ended December 31, 2001:

Net income attributable to Class A Subordinate Voting and Class B Shares under Canadian GAAP	$	17.9
Adjustments (net of related tax effects):		
Amortization of discount on Convertible Series Preferred Shares		4.8
Return of capital on Convertible Series Preferred Shares		(3.8)
In-house tooling and engineering		(0.3)
Derivative instruments		-
Non-employee stock option compensation expense		(0.4)
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP	$	18.2
Other comprehensive income:		
Unrealized foreign exchange losses on translation of self-sustaining foreign entities		(4.9)
Comprehensive income under U.S. GAAP	$	13.3

Basic earnings per Class A Subordinate Voting or Class B Share:		
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP	$	18.2
Average number of Class A Subordinate Voting and Class B Shares outstanding during the five months		47.9
Basic earnings per Class A Subordinate Voting or Class B Share	$	0.38
Diluted earnings per Class A Subordinate Voting or Class B Share:		
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP for basic earnings per share	$	18.2
Adjustments (net of related tax effects):		
Return of capital and financing charge on Convertible Series Preferred Shares		4.7
	$	22.9
Average number of Class A Subordinate Voting and Class B Shares outstanding during the five months		47.9
Convertible Series Preferred Shares		14.9
Stock options		-
		62.8
Diluted earnings per Class A Subordinate Voting or Class B Share	$	0.36

(h) The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	As at December 31, 2001					
	Canadian GAAP	Derivative *instruments*	Stock compensation *expense*	In-house tooling and *engineering*	Convertible Series Preferred Shares	U.S. GAAP
Future tax assets	96.0	10.7	-	0.2	-	106.9
Other accrued liabilities	49.6	30.6	0.4	0.6	-	81.2
Convertible Series Preferred Shares	194.6	-	-	-	24.9	219.5
Shareholders' equity	609.9	(19.9)	(0.4)	(0.4)	(24.9)	564.3

	As at December 31, 2000		
	Canadian GAAP	In-house tooling and engineering	U.S. GAAP
Future tax assets	102.1	0.5	102.6
Other accrued liabilities	28.0	1.4	29.4
Magna's net investment	850.2	(0.9)	849.3

(i) The Company does not recognize compensation expense for its outstanding fixed price stock options. Under U.S. GAAP, the Company is required to disclose compensation expense assuming compensation expense for the stock option plan had been determined based upon the fair market value at the grant date, consistent with the methodology prescribed under Statement 123.

The fair value of stock options is estimated at the date of grant using the Black Scholes options pricing model with the following weighted average assumptions:

Risk free interest rate	4.6%
Expected dividend yield	0.9%
Expected volatility	28%
Expected time until exercise	5 years

The Black Scholes options valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The weighted average grant date fair value of options granted during 2001 amounted to $4.18.

On a pro forma basis, under Statement 123, the 2001 net income attributable to Class A Subordinate Voting and Class B Shares, and basic and diluted earnings per Class A Subordinate Voting or Class B Share would have been $17.7 million and $0.37 and $0.36, respectively.

(j) Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

Canadian GAAP standards:

Effective January 1, 2002, the Company will adopt the Canadian Institute of Chartered Accountants' new recommendations under Handbook Section 3062, "Goodwill and other Intangible Assets" (CICA 3062). CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life. In accordance with CICA 3062, the Company will apply the recommendations prospectively, without restatement of any comparative periods.

Upon adoption of the new recommendations, the Company will cease to record amortization of existing goodwill. The amortization relating to goodwill charged to income in 2001 was $8.3 million. The Company is currently reviewing the new CICA pronouncement and evaluating the specific goodwill attributable to reporting segments and evaluating that goodwill for impairment.

U.S. GAAP standards:

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". These standards reflect the same accounting requirements as CICA 1581 and CICA 3062, respectively.

In addition, during 2001, FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143") and No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets" ("FAS 144").

FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and furthering the operating life of a long-lived asset, be recorded and amortized over the assets' useful life using a systematic and rational allocation method. FAS 143 is effective for fiscal years starting after June 15, 2001. The Company has not determined the impact, if any, of this pronouncement on its consolidated financial statements.

FAS 144, which supercedes FAS 121, is effective for fiscal years beginning after December 15, 2001. FAS 144 provides guidance on differentiating between assets held for sale and held for disposal other than by sale. Consistent with FAS 121, FAS 144 continues to require the same approach for recognizing and measuring the impairment of assets to be held and used. The Company has not determined the impact, if any, of this pronouncement on its consolidated financial statements.

FOUR YEAR FINANCIAL SUMMARY

(U.S. dollars in millions, except per share figures)

	Years ended December 31,			
	2001	2000	1999	1998
Operational data				
Total sales	$ 3,268.1	$ 2,970.9	$ 2,834.8	$ 2,571.1
Net income (loss)	39.9	34.7	26.6	(4.3)
Basic earnings per Class A Subordinate Voting or Class B Share (note 1)	$ 0.37	-	-	-
Diluted earnings per Class A Subordinate Voting or Class B Share (note1)	$ 0.37	-	-	-
Pro forma basic earnings (loss) per Class A Subordinate Voting or Class B Share (note 2)	$ 0.91	$ 0.60	$ 0.34	$ (0.34)
Pro forma diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 2)	$ 0.90	$ 0.60	$ 0.34	$ (0.34)
Depreciation and amortization	$ 88.0	$ 86.1	$ 87.2	$ 77.8
Cash provided from (used for) operating activities	167.0	(28.7)	89.9	79.9
Cash dividends paid per Class A Subordinate Voting or Class B Share	$ 0.04	-	-	-
Cash dividends paid per Convertible Series Preferred Share	$ 0.83	-	-	-
Average number of Class A Subordinate Voting and Class B shares outstanding (thousands)	47,876	-	-	-
Average number of Convertible Series Preferred Shares outstanding (thousands)	2,250	-	-	-
Financial position				
Total assets	$ 1,579.4	$ 1,465.7	$ 1,388.8	$ 1,344.3
Fixed assets, net	424.0	416.6	407.6	382.3
Working capital	230.4	259.6	186.8	161.1
Fixed asset additions	87.6	104.3	121.9	109.5
Long-term debt	225.2	32.2	38.9	45.7
Shareholders' equity and Magna's net investment	609.9	850.2	781.8	702.7
Equity per Class A Subordinate Voting or Class B Share	$ 12.74	-	-	-
Long-term debt to shareholders' equity and Magna's net investment ratio	0.37:1	0.04:1	0.05:1	0.06:1

(1) As a result of the reorganization of the Company, as described in the notes to the Consolidated Financial Statements under Principles of Consolidation in Significant Accounting Policies, basic and diluted earnings per share for the year ended December 31, 2001 only include net income for the five month period subsequent to July 31, 2001. Historical earnings per share have not been presented since they are not comparable or meaningful.

(2) Pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share are based on the public offering of 5,476,191 Class A Subordinate Voting Shares completed in August, 2001 and on the assumption that 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares were issued and outstanding for the entire periods presented (see note 3 to the consolidated financial statements).

QUARTERLY SUMMARY

SUPPLEMENTARY QUARTERLY FINANCIAL DATA (unaudited)

(U.S. dollars in millions, except per share figures)

Year ended December 31, 2001	March 31	June 30	September 30	December 31	Total
Sales	$ 821.8	$ 851.1	$ 728.5	$ 866.7	$ 3,268.1
Gross margin	96.6	121.0	86.9	102.0	406.5
Net income	6.8	18.4	2.0	12.7	39.9
Earnings per share:					
Basic earnings per Class A Subordinate Voting or Class B Share (note 1)	-	-	$ 0.12	$ 0.25	$ 0.37
Diluted earnings per Class A Subordinate Voting or Class B Share (note1)	-	-	$ 0.12	$ 0.25	$ 0.37
Pro forma earnings per share:					
Pro forma basic earnings per Class A Subordinate Voting or Class B Share (note 2)	$ 0.17	$ 0.46	$ 0.04	$ 0.25	$ 0.91
Pro forma diluted earnings per Class A Subordinate Voting or Class B Share (note 2)	$ 0.17	$ 0.40	$ 0.04	$ 0.25	$ 0.90

Year ended December 31, 2000	March 31	June 30	September 30	December 31	Total
Sales	$ 775.1	$ 737.0	$ 652.3	$ 806.5	$ 2,970.9
Gross margin	104.2	90.9	81.1	89.2	365.4
Net income	15.7	11.5	1.0	6.5	34.7
Earnings per share:					
Basic earnings per Class A Subordinate Voting or Class B Share (note 1)	-	-	-	-	-
Diluted earnings per Class A Subordinate Voting or Class B Share (note1)	-	-	-	-	-
Pro forma earnings per share:					
Pro forma basic earnings (loss) per Class A Subordinate Voting or Class B Share (note 2)	$ 0.34	$ 0.20	$ (0.02)	$ 0.08	$ 0.60
Pro forma diluted earnings (loss) per Class A Subordinate Voting or Class B Share (note 2)	$ 0.30	$ 0.20	$ (0.02)	$ 0.08	$ 0.60

(1) As a result of the reorganization of the Company, as described in the notes to the Consolidated Financial Statements under Principles of Consolidation in Significant Accounting Policies, basic and diluted earnings per share for the quarter ended September 30,2001 only include net income for the two month period subsequent to July 31, 2001. Basic and diluted earnings per share for the quarter ended December 31, 2001 include net income for the full three months. Historical earnings per share have not been presented since they are not comparable or meaningful.

(2) Pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share are based on the public offering of 5,476,191 Class A Subordinate Voting Shares completed in August, 2001 and on the assumption that 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares were issued and outstanding for the entire periods presented (see note 3 to the consolidated financial statements).

SHARE INFORMATION

CANADA

The following table sets forth, for the periods indicated, the high and low sale prices of the Class A Subordinate Voting Shares and volumes of Class A Subordinate Voting Shares traded, as reported by the TSE:

(Canadian dollars, except volume)

Year ended December 31, 2001	Volume	High	Low	Close
2 months September 30, 2001	2,206,359	23.25	13.50	16.10
3 months December 31, 2001	325,598	21.05	16.00	19.50

UNITED STATES

The following table sets forth, for the periods indicated, the high and low sale prices of the Class A Subordinate Voting Shares and volumes of Class A Subordinate Voting Shares traded, as reported by the NASDAQ.

(US dollars, except volume)

Year ended December 31, 2001	Volume	High	Low	Close
2 months September 30, 2001	1,480,317	15.18	8.82	10.17
3 months December 31, 2001	128,645	13.25	10.18	12.73

Distribution of shares

Country	%
Canada	67.78%
United States	32.12%
Other	0.10%

DIVIDENDS

Dividends on the Intier Automotive Class A Subordinate Voting and Class B Shares in respect of the calendar year 2001 were paid on December 14, 2001 at a rate of $0.04US per share.

Dividends on the Intier Automotive Convertible Series 1 and 2 Preferred Shares in respect of the calendar year 2001 were paid on December 31, 2001 in the amount of $1,875,000US.

Dividends on the Intier Automotive Class A Subordinate Voting and Class B Shares and Convertible Series 1 and 2 Preferred Shares, when payable to holders who are non-residents of Canada, are generally subject to withholding tax at a rate of 25 percent (25%) unless reduced, according to tax treaty. Currently, the reduced rate applicable to dividends paid to a resident of the United States is generally 15 percent (15%).

DIRECTORS

FRANK STRONACH
Chairman of the Board
Magna International Inc.

NEIL G. DAVIS
Partner
Davis Webb Schulze & Moon

LOUIS E. LATAIF
Dean of the School of Management
Boston University

THE HONOURABLE
EDWARD C. LUMLEY
Vice-Chairman
BMO Nesbitt Burns Inc.

RUDOLF STREICHER
Corporate Director

BELINDA STRONACH
President & Chief Executive Officer
Magna International Inc.

DONALD J. WALKER
President & Chief Executive Officer
Intier Automotive Inc.

LAWRENCE WORRALL
Corporate Director

OFFICERS

FRANK STRONACH
Chairman

DONALD J. WALKER
President & Chief Executive Officer

C. DENNIS BAUSCH
Executive Vice-President,
Chief Marketing & Strategy Officer

MICHAEL E. MCCARTHY
Executive Vice-President &
Chief Financial Officer

SCOTT PARADISE
Executive Vice-President,
Sales, North America

KARL STEINER
Executive Vice-President,
Sales, Europe

MICHAEL SINNAEVE
Vice-President,
Quality & Operational Improvement

RICHARD GWYNN
Vice-President, Human Resources

BRUCE R. CLUNEY
Secretary

MICHAEL BACCELLIERI
Controller

PAUL BROCK
Treasurer

CORPORATE INFORMATION

STOCK LISTINGS

Class A Subordinate Voting Shares
The Toronto Stock Exchange – IAI.A
NASDAQ National Market – IAIA

AUDITORS

Ernst & Young LLP
Toronto, Ontario, Canada

STOCK TRANSFER AGENT

CANADA
Class A Subordinate Voting Shares –
Computershare Trust Company of Canada,
Toronto, Ontario, Canada

UNITED STATES
Class A Subordinate Voting Shares –
Computershare Trust Company Inc.,
Lakewood, Colorado, U.S.A

PRINCIPAL BANKERS

Bank of Nova Scotia
Bank of Montreal
Toronto, Ontario, Canada

ANNUAL MEETING

Tuesday, May 7, 2002 – 8:00 am,
The Design Exchange
Toronto Dominion Centre
Ernst & Young Tower
234 Bay Street, 2nd floor
Toronto, Ontario, Canada

INVESTOR INFORMATION

Registered shareholders of the Company and non-registered shareholders on our supplementary mailing list automatically receive Intier Automotive's Annual and Quarterly Reports. If you wish to be placed on our supplementary mailing list, please contact:

Mary Ann Kozlowicz
Telephone: 905-726-7156
Facsimile: 905-726-7173
e-mail: maryann_kozlowicz@intier.com

For additional information regarding the Company, please contact:

Michael E. McCarthy
Executive Vice President & Chief Financial Officer
Telephone: 905-830-5824
Facsimile: 905-898-6053
e-mail: irinfo@intier.com

OFFICE LOCATIONS FOR INTIER AND ITS MAJOR SUBSIDIARIES AND GROUPS

INTIER AUTOMOTIVE INC.
521 Newpark Blvd.
Newmarket, Ontario
Canada L3Y 4X7
Tel: 905-898-5200

CLOSURE SYSTEMS
521 Newpark Blvd.
Newmarket, Ontario
Canada L3Y 4X7
Tel: 905-898-2665

INTERIOR SYSTEMS

United States
19700 Haggerty Road
South Building, Livonia,
Michigan, USA 48152
Tel: 734-591-4440

27300 Haggerty Road
Suite F-10, Farmington Hills,
Michigan, USA 48331
Tel: 248-553-9500

Europe
Eisenbahnstrasse 17
D-97816 Lohr am Main
Germany
Tel: 011-49-9352-855-0

Bircholt Road, Parkwood
Industrial Trading Estate,
Maidstone, Kent, England
ME15 9XT
Tel: 011-44-162-268-6311

*DISCLAIMER:
Intier is the complete interiors supplier integrator for the Cadillac CTS. In addition to its systems integration responsibilities, Intier also supplies the cockpit module, door panels and overhead system for this program.

Design: Campbell Sheffield Design Inc. Printed in Canada by: Somerset Graphics

Intier Automotive Inc.
521 Newpark Blvd.
Newmarket, ON, Canada
L3Y 4X7
www.intier.com

EXHIBIT 2

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Intier Automotive Inc. management is responsible for the preparation and presentation of the consolidated financial statements and all the information in this Annual Report. The consolidated financial statements were prepared by management in accordance with accounting principles generally accepted in Canada. Financial statements include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of Intier Automotive Inc.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Company's Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside directors. The Committee meets periodically with management, as well as the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with auditing standards generally accepted in Canada and the United States on behalf of the shareholders. The Auditors' Report outlines the nature of their examination and their opinion to the consolidated financial statements of the Company. The independent auditors have full and unrestricted access to the Audit Committee.

MICHAEL E. MCCARTHY
Executive Vice-President & Chief Financial Officer

MICHAEL BACCELLIERI
Controller

Newmarket, Canada February 8, 2002

AUDITORS' REPORT

To the Shareholders of Intier Automotive Inc.

We have audited the consolidated balance sheets of Intier Automotive Inc. as at December 31, 2001 and 2000 and the consolidated statements of income, retained earnings and Magna's net investment and cash flows for each of the years in the three year period ended December 31, 2001. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Intier Automotive Inc. as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

ERNST & YOUNG LLP
Chartered Accountants

Toronto, Canada February 8, 2002

SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles ("Canadian GAAP"). These policies are also in conformity, in all material respects, with United States generally accepted accounting principles ("U.S. GAAP") except as described in note 19 to the consolidated financial statements.

PRINCIPLES OF CONSOLIDATION

The consolidated balance sheet as at December 31, 2001 gives effect to the corporate reorganization which was completed in August, 2001 whereby Intier Automotive Inc. (the "Company") acquired from its parent company, Magna International Inc. ("Magna") certain operating divisions, subsidiaries, jointly controlled entities and investments directly or indirectly under the control of Magna. In exchange for the above net assets, the Company issued 42,751,938 Class B Shares of the Company and 2,250,000 Convertible Series Preferred Shares to Magna.

The consolidated financial statements prior to August 1, 2001 present the historic combined financial position, results of operations and cash flows of the assets and liabilities reorganized under the Company on a carve out basis from Magna. To give effect to the continuity of Magna's interest in the assets and liabilities of the Company, all the assets and liabilities have been recorded in these consolidated financial statements at Magna's book values except for assets under capital leases related to the distribution of land and buildings by the Company to certain real estate subsidiaries of Magna during the year ended December 31, 1998.

The Company was formed to hold and operate the interiors and closures businesses owned by Magna and its subsidiaries. The assets and liabilities recognized under the Company include the following businesses:

Interior Systems

These businesses engineer, develop and produce complete seat systems, seat tracks, seat frames, integrated child safety seats and other seating components, cockpit modules, instrument panels, consoles, glove boxes, door modules, door trim panels, package trays, overhead systems, sunvisors, acoustics, automotive carpet, interior panels and other interior garnish trim and components. This group also provides expertise and services for its OEM customers including assembly and sequencing, full vehicle process engineering and integrated interior vehicle safety systems.

Closure Systems

These businesses engineer, develop, produce and assemble a multitude of closure, latching and power driven door systems. Products include complete door systems, power liftgates and power sliding doors, window regulators, electronic latching systems, wiper systems and electrical motors.

The comparative information presented reflects financial statements which present the consolidated financial position, results of operations, changes in Magna's net investment and cash flows of the Company as if it had operated as a stand-alone entity subject to Magna's control. Certain of the expenses presented in these consolidated financial statements represent intercompany allocations and management estimates of the cost of services provided by Magna. These allocations and estimates are considered by management to be the best available approximation of the expenses that the Company would have incurred had it operated on a stand-alone basis over the periods presented.

Interest expense, as presented in these consolidated financial statements, includes interest on external debt and amounts due to Magna (included in Magna's net investment). Magna's net investment, which includes both debt and equity components, comprises the accumulated earnings of the Company, contributions by Magna less distributions to Magna and the currency translation adjustment.

Income taxes for the Company in the comparative period have been recorded at statutory rates based on income before income taxes and minority interest as reported in the consolidated statements of income as though the Company was a separate tax paying entity. Income taxes payable in respect of historically separate tax paying legal entities have been presented as a current liability in the consolidated balance sheets in the comparable period. Income taxes payable in respect of the components which were not historically separate tax paying legal entities have been included in Magna's net investment. Future income taxes have been presented in the consolidated balance sheets on the basis of temporary differences between the financial reporting and tax bases of the assets and liabilities.

As a result of the basis of presentation described above, the consolidated statements of income may not necessarily be indicative of the revenues and expenses that would have resulted had the Company operated as a stand-alone entity.

The Company's subsidiaries are included in these consolidated financial statements using the purchase method of accounting from the date they were acquired by Magna. All significant intercompany balances and transactions have been eliminated.

The Company proportionately consolidates its interests in jointly controlled operations.

FOREIGN EXCHANGE

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity.

The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction in the Company's net investment in the operations that gave rise to such exchange gains and losses.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in income except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transaction. Gains and losses on translation of foreign currency long-term monetary liabilities are deferred and amortized over the period to maturity. In addition, gains and losses from foreign denominated debt designated as a hedge on the Company's net investment in foreign operations are not included in income, but are shown in the currency translation account.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

INVENTORIES

Inventories are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

INVESTMENTS

Investments in which the Company has significant influence are accounted for on the equity basis.

FIXED ASSETS

Fixed assets are recorded at historical cost, which includes acquisition and development costs less related investment tax credits. Development costs include direct construction costs, interest capitalized on construction in progress and land under development and indirect costs wholly attributable to development.

Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2 1/2% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment. Assets under capital leases are amortized over the respective lease terms.

Costs incurred to establish new facilities, which require substantial time to reach commercial production capability, are expensed as incurred.

GOODWILL

Goodwill represents the excess of the purchase price of the Company's interest in subsidiary companies over the fair value of the underlying net identifiable assets arising on acquisitions. Goodwill is generally amortized over 20 years and in all cases amortization does not exceed 40 years. The Company reviews the valuation and amortization period of goodwill whenever events or changes in circumstances warrant such a review. In doing so, the Company evaluates whether there has been a permanent impairment in the value of unamortized goodwill based on the estimated undiscounted cash flows of each business to which the goodwill relates.

REVENUE RECOGNITION

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectibility is reasonably assured and upon shipment to (or receipt by customers depending on contractual terms), and acceptance by, customers.

Revenue from separately priced engineering service and tooling contracts are recognized on a percentage of completion basis.

Revenue and cost of sales are presented on a gross basis in the consolidated statements of income where the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis.

PREPRODUCTION COSTS RELATED TO LONG-TERM SUPPLY AGREEMENTS

Costs incurred (net of customer subsidies) related to design and engineering, which are reimbursed as part of subsequent related parts production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred (net of customer subsidies) related to design and development costs for moulds, dies and other tools that the Company does not own (and that will be used in, and reimbursed as part of the piece price amounts for, subsequent related parts production) are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancelable right to use the moulds, dies and other tools during the supply agreement.

GOVERNMENT FINANCING

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions in which the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are generally recorded as a reduction of expense at the time the eligible expenses are incurred. In the case of certain foreign subsidiaries, the Company receives tax super allowances which are accounted for as a reduction of income tax expense. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

RESEARCH AND DEVELOPMENT

The Company carries on various applied research and development programs, certain of which are partially or fully funded by governments or by customers of the Company. Funding received is accounted for using the cost reduction approach. Research costs are expensed as incurred.

INCOME TAXES

The Company follows the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EMPLOYEE BENEFIT PLANS

The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purposes of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The net actuarial gain (loss) is amortized over the average remaining service period of active employees.

The cost of providing benefits through defined contribution pension plans is charged to earnings in the period in respect of which contributions become payable.

STOCK-BASED COMPENSATION

No compensation expense is recognized for stock options granted under the Company's Incentive Stock Option Plan. Consideration paid on the exercise of stock options is credited to capital stock.

EARNINGS PER CLASS A SUBORDINATE VOTING OR CLASS B SHARE

Basic earnings per Class A Subordinate Voting or Class B Share are calculated on net income less financing charges on the Convertible Series Preferred Shares using the weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year.

The Company uses the treasury stock method in computing diluted earnings per share. Under the treasury stock method, diluted earnings per Class A Subordinate Voting or Class B Share are calculated on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the year had all the dilutive options and Convertible Series Preferred Shares been exercised or converted into Class A Subordinate Voting Shares at the beginning of the year, or date of issuance, if later. The proceeds from the exercise of options are assumed to be used to purchase Class A Subordinate Voting Shares at the average market price during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation.

CONVERTIBLE SERIES PREFERRED SHARES

For the purposes of accounting for the Convertible Series Preferred Shares, three key attributes of these shares were valued as of their date of issuance and are presented separately in the Company's consolidated financial statements. These three key attributes are:

i) the retraction of the Convertible Series Preferred Shares at their carrying value by the holders;

ii) the non-cumulative cash dividend payable in respect of the Convertible Series Preferred Shares; and

iii) the ability to convert the Convertible Series Preferred Shares into Class A Subordinate Voting Shares at a fixed price.

The retraction attribute is a liability of the Company and is presented as long-term debt because it is at the option of the holder. The non-cumulative nature of the dividend means that it is dissimilar to an interest payment on debt and, therefore, the long-term debt is presented as the net present value of (i.e., at a discount to) the carrying value which becomes payable, at the option of the holder, on the dates indicated above. The resultant discount is amortized to income systematically from the date of issuance until the date of retraction for each series of the Convertible Series Preferred Shares.

The non-cumulative dividend, for reasons indicated above, is not considered debt-related. However, because holders of the Convertible Series Preferred Shares expect to receive dividends and it was the Company's expectation, at the date of issuance, to pay dividends, there is a value to the expected stream of dividend payments. The net present value of this expected dividend stream has, therefore, been presented as equity. As dividends are declared, a systematically calculated portion of the dividend is shown as a return of capital and is deducted from the amount presented as equity. The dividends on the Convertible Series Preferred Shares as presented in the consolidated statements of income and retained earnings and Magna's net investment reflect the actual dividend declared net of the amount considered a return of capital.

The third attribute, the conversion feature, is similar to a stock warrant in that it provides holders with the option to exchange their Convertible Series Preferred Shares for Class A Subordinate Voting Shares at a fixed price. The residual approach was used to value this attribute and this amount is classified as equity.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	Note	As at December 31, 2001	2000
ASSETS			
Current assets:			
Cash and cash equivalents		$ 77.1	$ 51.6
Accounts receivable	17	574.3	476.4
Inventories	5	240.9	223.1
Prepaid expenses and other		23.6	37.2
		915.9	788.3
Fixed assets, net	6	424.0	416.6
Goodwill, net		132.5	150.2
Future tax assets	7	96.0	102.1
Other assets		11.0	8.5
		$ 1,579.4	$ 1,465.7
LIABILITIES AND SHAREHOLDERS' EQUITY AND MAGNA'S NET INVESTMENT			
Current liabilities:			
Bank indebtedness	8	$ 46.0	$ 9.9
Accounts payable	17	527.6	424.3
Accrued salaries and wages		53.7	44.8
Other accrued liabilities		49.6	28.0
Income taxes payable	7	1.8	13.5
Long-term debt due within one year	8	6.8	8.2
		685.5	528.7
Long-term debt	8,17	30.6	32.2
Other long-term liabilities	9	22.1	21.9
Convertible Series Preferred Shares	10	194.6	-
Future tax liabilities	7	35.0	30.8
Minority interest		1.7	1.9
Shareholders' equity and Magna's net investment:			
Convertible Series Preferred Shares	10	31.4	-
Class A Subordinate Voting Shares	11	71.7	-
Class B Shares	11	495.8	-
Retained earnings		15.9	-
Currency translation adjustment	13	(4.9)	-
Magna's net investment		-	850.2
		609.9	850.2
		$ 1,579.4	$ 1,465.7

Commitments and contingencies (notes 8 and 18)
See accompanying notes

On behalf of the Board:

LAWRENCE WORRALL
Director

NEIL G. DAVIS
Director

CONSOLIDATED STATEMENTS OF INCOME, RETAINED EARNINGS AND MAGNA'S NET INVESTMENT

(U.S. dollars in millions, except per share figures and number of shares)

		Years ended December 31,		
	Note	2001	2000	1999
Sales	17	$ 3,268.1	$ 2,970.9	$ 2,834.8
Cost of goods sold	17	2,861.6	2,605.5	2,508.8
Depreciation and amortization		88.0	86.1	87.2
Selling, general and administrative		163.4	151.8	135.1
Affiliation fees and other charges	17	53.5	34.0	29.1
Operating income		101.6	93.5	74.6
Interest expense, net	8,17	16.2	27.4	24.3
Amortization of discount on Convertible Series Preferred Shares	10,17	4.8	-	-
Equity loss		0.4	0.7	1.2
Income before income taxes and minority interest		80.2	65.4	49.1
Income taxes	7	40.7	30.9	22.6
Minority interest		(0.4)	(0.2)	(0.1)
Net income		$ 39.9	$ 34.7	$ 26.6
Financing charge on Convertible Series Preferred Shares	10,17	0.9	-	-
Net income attributable to Class A Subordinate Voting and Class B Shares		39.0	34.7	26.6
Magna's net investment, beginning of year		850.2	781.8	702.7
Net (distribution to) contribution by Magna		(869.5)	46.6	57.0
Dividends on Class A Subordinate Voting and Class B Shares		(2.0)	-	-
Change in currency translation adjustment	13	(1.8)	(12.9)	(4.5)
Retained earnings and Magna's net investment, end of year		$ 15.9	$ 850.2	$ 781.8
Earnings per Class A Subordinate Voting or Class B Share	2			
Basic		$ 0.37	-	-
Diluted		$ 0.37	-	-
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)	2			
Basic		47.9	-	-
Diluted		47.9	-	-
Pro forma earnings per Class A Subordinate Voting or Class B Share	3			
Basic		$ 0.91	$ 0.60	$ 0.34
Diluted		$ 0.90	$ 0.60	$ 0.34
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)	3			
Basic		44.9	42.8	42.8
Diluted		59.8	42.8	42.8

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

	Note	Years ended December 31, 2001	2000	1999
Cash provided from (used for):				
OPERATING ACTIVITIES				
Net income		$ 39.9	$ 34.7	$ 26.6
Items not involving current cash flows	15	101.2	69.0	58.6
		141.1	103.7	85.2
Change in non-cash working capital	15	25.9	(132.4)	4.7
		167.0	(28.7)	89.9
INVESTMENT ACTIVITIES				
Fixed asset additions		(87.6)	(104.3)	(121.9)
Acquisition of subsidiaries, net of cash acquired	4	-	-	(4.4)
Increase in investments and other assets		(5.0)	-	(1.1)
Proceeds from disposition of fixed assets		2.6	3.8	4.4
		(90.0)	(100.5)	(123.0)
FINANCING ACTIVITIES				
Issue of Class A Subordinate Voting Shares, net	11	71.7	-	-
Increase (decrease) in bank indebtedness		34.5	(2.5)	(11.0)
Repayments of long-term debt		(8.1)	(1.8)	(6.6)
Net (distribution to) contribution by Magna	17	(144.4)	79.5	73.3
Dividends on Class A Subordinate Voting and Class B Shares	11	(2.0)	-	-
Dividends on Convertible Series Preferred Shares	10,11	(1.9)	-	-
		(50.2)	75.2	55.7
Effect of exchange rate changes on cash and cash equivalents		(1.3)	(1.9)	(1.3)
Net increase (decrease) in cash and cash equivalents during the year		25.5	(55.9)	21.3
Cash and cash equivalents, beginning of year		51.6	107.5	86.2
Cash and cash equivalents, end of year		$ 77.1	$ 51.6	$ 107.5

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in millions of U.S. dollars unless otherwise noted except per share figures and number of shares)

1. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company are set out under "Significant Accounting Policies" preceding these consolidated financial statements.

2. EARNINGS PER SHARE AND RETAINED EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2001

As a result of the reorganization of the Company, as described under Principles of Consolidation in Significant Accounting Policies, earnings per share and retained earnings for the year ended December 31, 2001 include net income for the five month period subsequent to July 31, 2001.

The following table summarizes the calculation of earnings per share for the five months ended December 31, 2001:

Basic earnings per Class A Subordinate Voting or Class B Share:		
Net income attributable to Class A Subordinate Voting and Class B Shares	$	17.9
Average number of Class A Subordinate Voting and Class B Shares outstanding during the five months		47.9
Basic earnings per Class A Subordinate Voting or Class B Share	$	0.37
Diluted earnings per Class A Subordinate Voting or Class B Share:		
Net income attributable to Class A Subordinate Voting and Class B Shares	$	17.9
Adjustments (net of related tax effects):		
Amortization of discount on Convertible Series Preferred Shares		-
Financing charge on Convertible Series Preferred Shares		-
	$	17.9
Average number of Class A Subordinate Voting and Class B Shares outstanding during the five months		47.9
Convertible Series Preferred Shares		-
Stock options		-
		47.9
Diluted earnings per Class A Subordinate Voting or Class B Share	$	0.37

At December 31, 2001, the Company has outstanding 2,525,000 incentive stock options and 2,250,000 Convertible Series Preferred Shares, which are anti-dilutive and, therefore, not included in the above earnings per share calculation.

3. PRO FORMA EARNINGS PER SHARE

The following pro forma adjustments have been made to arrive at pro forma earnings per share for the years ended December 31, 2001, 2000 and 1999:

- Adjustments to reflect the Company's new capital structure as described under Principles of Consolidation in Significant Accounting Policies;
- Adjustments that give effect to the payment of the revised affiliation fees and social commitment fees pursuant to the affiliation and social commitment agreements;
- The Company's President and Chief Executive Officer's cash compensation arrangements; and
- The tax effect of the foregoing adjustments, where applicable, using an assumed income tax rate of approximately 40%.

Basic and diluted pro forma earnings per Class A Subordinate Voting or Class B Share are based on the public offering of 5,476,191 Class A Subordinate Voting Shares completed in August, 2001 and on the assumption that 42,751,938 Class B Shares and 2,250,000 Convertible Series Preferred Shares were issued and outstanding for the entire periods presented.

The following table summarizes the calculation of pro forma earnings per share:

	Years ended December 31, 2001	2000	1999
Basic earnings per Class A Subordinate Voting or Class B Share:			
Net income attributable to Class A Subordinate Voting and Class B Shares	$ 39.0	$ 34.7	$ 26.6
Pro forma adjustments (net of related tax effects):			
Amortization of discount on Convertible Series Preferred Shares	(6.1)	(11.0)	(11.0)
Interest on debt due to Magna	9.5	16.4	13.0
Net adjustment to affiliation fees and other corporate charges	(0.6)	(12.2)	(11.9)
Financing charge on Convertible Series Preferred Shares	(0.8)	(2.1)	(2.1)
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$ 41.0	$ 25.8	$ 14.6
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	44.9	42.8	42.8
Pro forma basic earnings per Class A Subordinate Voting or Class B Share	$ 0.91	$ 0.60	$ 0.34
Diluted earnings per Class A Subordinate Voting or Class B Share:			
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$ 41.0	$ 25.8	$ 14.6
Pro forma adjustments (net of related tax effects):			
Amortization of discount on Convertible Series Preferred Shares	10.9	-	-
Financing charge on Convertible Series Preferred Shares	1.7	-	-
	$ 53.6	$ 25.8	$ 14.6
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	44.9	42.8	42.8
Convertible Series Preferred Shares	14.9	-	-
Stock options	-	-	-
	59.8	42.8	42.8
Pro forma diluted earnings per Class A Subordinate Voting or Class B Share	$ 0.90	$ 0.60	$ 0.34

4. BUSINESS ACQUISITIONS

The following acquisitions were accounted for using the purchase method:

During the year ended December 31, 1999, the Company acquired the remaining 50% interest in two of its joint ventures. The consideration paid consisted of cash of $4.4 million. The net effect on the Company's balance sheet was a net increase in working capital of $0.9 million, an increase in fixed assets of $1.6 million, and an increase in goodwill of $1.9 million.

At December 31, 2001, the Company had a remaining provision of $2.0 million for severance and termination costs for the termination of 78 remaining employees as part of the relocation of production programs from one facility to another. During the years ended December 31, 2001, 2000 and 1999, the Company utilized severance and termination accruals of $0.6 million, $0.3 million and $0.2 million, respectively. Such amounts were included in the purchase price allocation of previous business acquisitions.

During fiscal 2001, the Company recorded a restructuring charge for $2.7 million relating to the downsizing of one of the Company's under-performing divisions. At December 31, 2001, the Company had a remaining provision of $1.9 million for severance, termination and premise costs for the termination of 11 remaining employees and the relocation of production programs from one facility to another.

5. INVENTORIES

Inventories consist of:

	December 31, 2001	December 31, 2000
Raw materials and supplies	$ 63.1	$ 71.4
Work-in-process	17.0	18.1
Finished goods	23.4	23.9
Tooling and engineering	137.4	109.7
	$ 240.9	$ 223.1

Tooling and engineering inventory represents cost incurred on separately priced tooling and engineering services contracts in excess of unbilled amounts included in accounts receivable. Unbilled amounts included in accounts receivable at December 31, 2001 totalled $1.5 million (December 31, 2000 totalled $8.1 million).

6. FIXED ASSETS

Fixed assets consist of:

	December 31, 2001	December 31, 2000
Cost		
Land	$ 8.3	$ 7.7
Buildings	38.4	31.2
Leasehold improvements	20.6	18.8
Machinery and equipment	717.1	655.1
Assets under capital leases (i)	25.6	26.4
	810.0	739.2
Less: accumulated depreciation		
Buildings	(10.3)	(9.3)
Leasehold improvements	(10.5)	(8.9)
Machinery and equipment	(359.5)	(300.3)
Assets under capital leases (i)	(5.7)	(4.1)
	$ 424.0	$ 416.6

Notes:

(i) Assets under capital leases relate to the leasing of land and buildings by the Company from certain real estate subsidiaries of Magna. These lease agreements were entered into during the year ended December 31, 1998.

(ii) Included in the cost of fixed assets at December 31, 2001 are construction in progress expenditures of $26.8 million (December 31, 2000 – $38.0 million).

(iii) No interest was capitalized to fixed assets during the periods presented.

7. INCOME TAXES

(a) The provision for income taxes differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

	Years ended December 31,		
	2001	2000	1999
Canadian statutory income tax expense	$ 33.5	$ 28.8	$ 21.9
Manufacturing and processing profits deduction	(5.6)	(6.3)	(7.2)
Foreign rate differentials	(2.6)	0.9	2.7
Tax losses not benefited	4.9	5.2	6.2
Amortization of discount on Convertible Series Preferred Shares	2.0	–	–
Other	8.5	2.3	(1.0)
Effective income tax expense	$ 40.7	$ 30.9	$ 22.6

(b) The details of income before income taxes and minority interest by jurisdiction are as follows:

	Years ended December 31,		
	2001	2000	1999
Canadian	$ 70.5	$ 71.9	$ 81.0
Foreign	9.7	(6.5)	(31.9)
	$ 80.2	$ 65.4	$ 49.1

(c) The details of the income tax provision are as follows:

	Years ended December 31,		
	2001	2000	1999
Current provision:			
Canadian federal taxes	$ 17.5	$ 17.9	$ 19.2
Provincial taxes	9.3	10.9	11.7
Foreign taxes	5.1	23.7	36.1
	31.9	52.5	67.0
Future provision:			
Canadian federal taxes	0.9	(1.9)	(0.4)
Provincial taxes	0.5	(1.2)	(0.2)
Foreign taxes	7.4	(18.5)	(43.8)
	8.8	(21.6)	(44.4)
	$ 40.7	$ 30.9	$ 22.6

(d) Future income taxes have been provided on temporary differences, which consist of the following:

	Years ended December 31, 2001	2000	1999
Fixed assets tax depreciation greater than (less than) book depreciation	$ 1.5	$ 1.5	$ (3.5)
Other assets tax depreciation greater than (less than) book depreciation	3.5	3.9	(9.4)
Net tax losses utilized (benefited)	3.6	(25.2)	(33.8)
Other	0.2	(1.8)	2.3
	$ 8.8	$ (21.6)	$ (44.4)

(e) Future tax assets and liabilities consist of the following temporary differences:

	December 31, 2001	2000
Assets:		
Tax benefit of loss carryforwards		
Pre-acquisition	$ 7.6	$ 11.0
Post-acquisition	99.6	103.2
Other assets tax values in excess of book values	2.3	5.5
Other	13.7	4.2
	123.2	123.9
Valuation allowance against tax benefit of loss carryforwards		
Pre-acquisition	(7.6)	(7.6)
Post-acquisition	(19.6)	(14.2)
	96.0	102.1
Liabilities:		
Tax depreciation in excess of book depreciation	26.6	28.9
Other	8.4	1.9
	35.0	30.8
Net future income taxes	$ 61.0	$ 71.3

(f) Income taxes paid in cash for the year ended December 31, 2001 were $48.0 million (for the years ended December 31, 2000 and 1999 – $50.7 million and $41.5 million, respectively).

(g) At December 31, 2001, the Company had income tax loss carryforwards of approximately $83.1 million that relate to certain foreign subsidiaries, including approximately $21.7 million of losses obtained on acquisitions, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total losses, $57.4 million expire between 2002 and 2011 and the remainder have no expiry date.

(h) At December 31, 2001, $34.1 million of undistributed earnings of foreign subsidiaries and jointly controlled entities may be subject to tax if remitted to Canada. No provision has been made for such taxes as these earnings are considered to be reinvested for the foreseeable future.

8. DEBT AND COMMITMENTS

(a) The Company's long-term debt, which is substantially unsecured, consists of the following:

	December 31, 2001	December 31, 2000
Loans from governments with a weighted average interest rate of approximately 2% denominated primarily in euros	$ 5.5	$ 6.8
Bank term debt at a weighted average interest rate of approximately 4% denominated primarily in euros	5.6	5.8
Obligations under capital leases (i)	23.3	24.6
Other	3.0	3.2
	37.4	40.4
Less due within one year	6.8	8.2
	$ 30.6	$ 32.2

(i) Obligations under capital leases relate to the leasing of land and buildings by the Company from certain real estate subsidiaries of Magna. These agreements were entered into during the year ended December 31, 1998 (see note 8(f)).

(b) At December 31, 2001, future principal repayments on long-term debt (excluding obligations under capital leases) are estimated to be as follows:

2002	$ 5.8
2003	2.5
2004	1.6
2005	1.6
2006	1.1
Thereafter	1.5
	$ 14.1

(c) On September 27, 2001, the Company established a $385.0 million three-year unsecured revolving term credit facility with customary commercial terms, bearing interest at variable rates not exceeding the prime rate of interest. The credit facility contains negative and affirmative financial and operating covenants and events of default customary for credit facilities of this nature, including the requirements that the Company maintain certain financial ratios and restrictions on its ability to incur or guarantee additional indebtedness or to dispose of assets as well as the right of the lenders to declare all outstanding indebtedness to be immediately due and payable upon the occurrence of an event of default. The credit facility expires on September 27, 2004.

At December 31, 2001, the Company had operating lines of credit amounting to $54.1 million and term lines of credit amounting to $422.4 million. At December 31, 2001, the Company had unused and available operating lines of credit and term lines of credit of $43.2 million and $346.9 million.

(d) Net interest expense (income) includes:

	Years ended December 31, 2001	2000	1999
Interest expense			
Current	$ 0.9	$ 0.6	$ 3.1
Long-term	0.6	0.8	0.9
Intercompany to Magna and affiliates	40.6	41.7	36.4
	42.1	43.1	40.4
Interest income			
Current	(3.0)	(3.2)	(3.2)
Intercompany from Magna and affiliates	(22.9)	(12.5)	(12.9)
Interest expense, net	$ 16.2	$ 27.4	$ 24.3

Interest paid in cash for the year ended December 31, 2001 was $3.7 million (for the years ended December 31, 2000 and 1999 – $3.3 million and $6.0 million, respectively).

(e) At December 31, 2001, the Company had commitments under operating leases requiring annual rental payments to third parties and to Magna and its affiliates as follows:

	Third parties	Magna and its affiliates
2002	$ 18.5	$ 8.4
2003	15.9	7.5
2004	11.7	7.4
2005	9.8	7.5
2006	9.6	7.4
Thereafter	33.8	28.7
	$ 99.3	$ 66.9

For the year ended December 31, 2001, operating lease expense amounted to $24.4 million (for the years ended December 31, 2000 and 1999 – $23.9 million and $23.8 million, respectively).

(f) At December 31, 2001, the Company had commitments under capital leases requiring annual rental payments to Magna and its affiliates as follows:

2002	$ 2.8
2003	2.9
2004	3.1
2005	3.1
2006	3.1
Thereafter	22.8
	37.8
Less interest and other charges	14.5
Obligations under capital leases	23.3
Less current portion	1.0
Long-term portion of obligations under capital leases	$ 22.3

9. EMPLOYEE BENEFIT PLANS

Prior to 2001, Magna's Corporate Constitution required that 10% of the employee pre-tax profits before profit sharing (defined in the Corporate Constitution) for any fiscal period be allocated to an Employee Equity and Profit Participation Plan ("EPSP") consisting of the Magna deferred profit sharing plan and a cash distribution to eligible employees of Magna. Eligible Canadian, United States and European employees participate in the EPSP. During 2001, Magna amended its Corporate Constitution to allow for the contribution of such amounts to a defined benefit pension plan in addition to the EPSP. All employees that participate in the EPSP were, and all new employees are, given the option of continuing in the EPSP or receiving a reduced entitlement under the EPSP plus a defined benefit pension. The defined benefit pension is payable to retirees age 65 or older and is based on years of service and compensation levels. Participants may take early retirement after age 55 and receive a reduced pension package. Under its Corporate Constitution, the Company must adopt a similar profit sharing arrangement to Magna's not later than 2003.

Pursuant to labour laws and national labour agreements in certain European countries, the Company is obliged to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

In addition, a limited number of the Company's European subsidiaries sponsor defined benefit pension and similar arrangements for their employees.

The most significant defined benefit pension plan is fully funded; the assets of which are reflected in the table below. Substantially all other European defined benefit pension plans and similar arrangements are unfunded. However, certain Austrian subsidiaries hold long-term government securities in connection with their unfunded obligations. Such assets amounted to $0.9 million at December 31, 2001 and 2000.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

During the year ended December 31, 2000, the Company introduced a post retirement medical benefits plan covering eligible employees and retirees. Retirees age 60 or older with ten or more years of service will be eligible for benefits. In addition, existing retirees as at August 1, 2000 that meet the above criteria are also eligible for benefits. Benefits are capped based on years of service. As the projected benefit obligation and benefit cost associated with the post retirement medical benefits plan is not material, a separate reconciliation of the projected benefit obligation and benefit cost has not been provided in the tables below.

The significant actuarial assumptions adopted in measuring the Company's projected benefit obligations are as follows:

Discount rate	5.0% to 7.5%
Rate of compensation increase	3.0% to 4.0%
Expected return on plan assets	7.5%

	Years ended December 31,		
	2001	2000	1999
Projected benefit obligations			
Beginning of year	$ 60.2	$ 52.9	$ 49.9
Past service obligation arising on plan introduction	-	4.4	-
Current service and interest costs	7.5	6.7	5.9
Actuarial (gains) losses and changes in actuarial assumptions	(3.8)	0.7	2.8
Benefits paid	(2.3)	(1.1)	(2.6)
Currency translation	(5.3)	(3.4)	(3.1)
End of year	$ 56.3	$ 60.2	$ 52.9
Plan assets at fair value			
Beginning of year	$ 34.3	$ 31.2	$ 28.3
Return on plan assets	(3.4)	3.8	1.9
Employer contributions	2.7	2.7	4.4
Benefits paid	(2.3)	(1.1)	(2.6)
Currency translation	(2.8)	(2.3)	(0.8)
End of year	$ 28.5	$ 34.3	$ 31.2
Unfunded amount	$ 27.8	$ 25.9	$ 21.7
Unrecognized past service obligation	(3.7)	(4.0)	(0.2)
Unrecognized actuarial loss	(2.0)	-	-
Net amount recognized in the consolidated balance sheets	$ 22.1	$ 21.9	$ 21.5
Net period benefit cost			
Current service and interest costs	$ 7.5	$ 6.7	$ 5.9
Past service costs	0.2	0.2	-
Expected return on plan assets	(2.4)	(2.2)	(1.9)
Actuarial losses	-	0.3	2.5
	$ 5.3	$ 5.0	$ 6.5

During the year ended December 31, 2001, the Company incurred $1.8 million (for the years ended December 31, 2000 and 1999 - $1.9 million and $1.7 million, respectively) of defined contribution plan expense.

10. CONVERTIBLE SERIES PREFERRED SHARES

The Company has issued the following Convertible Series Preferred Shares:

	Number of shares
Preferred Shares, Series 1	1,125,000
Preferred Shares, Series 2	1,125,000

The Convertible Series Preferred Shares have the following attributes:

- Carrying value of $100 per share;
- Fixed preferential non-cumulative cash dividend of $5.00 per share per annum payable on a quarterly basis;
- Retractable at their carrying value, together with all declared and unpaid dividends, by the holders thereof after December 31, 2003 in the case of the Preferred Shares, Series 1; and after December 31, 2004 in the case of the Preferred Shares, Series 2;
- Redeemable at their carrying value, together with all declared and unpaid dividends, and subject to purchase for cancellation by the Company commencing December 31, 2005; and
- Convertible into Class A Subordinate Voting Shares at the option of the holder at a price of $15.09 per share.

The Convertible Preferred Shares, Series 1 and 2 were issued to Magna in August, 2001 in satisfaction of $225.0 million of the Company's indebtedness to Magna.

The portion of the Convertible Series Preferred Shares classified as long-term debt and the amounts reflected as amortization of discount on Convertible Series Preferred Shares are as follows:

	Series 1	Series 2	Total
Issued on August 9, 2001	$ 94.9	$ 94.9	$ 189.8
Amortization of discount	2.4	2.4	4.8
Balance, December 31, 2001	$ 97.3	$ 97.3	$ 194.6

The liability amounts for the Convertible Series Preferred Shares are presented as long-term liabilities as Magna's retraction rights related to the shares are not exercisable before December 31, 2003 and December 31, 2004, respectively.

The portion of the Convertible Series Preferred Shares included in shareholders' equity is as follows:

	December 31, 2001
Warrant portion (relating to conversion feature)	$ 6.7
Dividend stream portion (relating to non-cumulative dividends)	24.7
	$ 31.4

11. CAPITAL STOCK

(a) Class A Subordinate Voting Shares and Class B Shares

Class A Subordinate Voting Shares without par value (unlimited amount authorized) are entitled to one vote per share at all meetings of shareholders and shall participate equally as to cash dividends with each Class B Share.

Class B Shares without par value (unlimited amount authorized) are entitled to 20 votes per share at all meetings of shareholders, shall participate equally as to cash dividends with each Class A Subordinate Voting Share and may be converted at any time into fully-paid Class A Subordinate Voting Shares on a one-for-one basis.

In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders' equity as at December 31, 2001 consist of:

	Number of shares	Consideration
Class B Shares (convertible into Class A Subordinate Voting Shares)	42,751,938	$ 495.8
Class A Subordinate Voting Shares (i)	5,476,191	71.7
Balance, December 31, 2001	48,228,129	$ 567.5

(i) On July 31, 2001, the Company filed a final prospectus with the securities regulatory authorities in Canada and the United States for a public offering of Class A Subordinate Voting Shares. The offering was completed in August, 2001. The details of the proceeds from the initial public offering of Class A Subordinate Voting Shares are as follows:

Total proceeds on 5,476,191 shares	$ 74.8
Expenses of the issue, net of taxes	(3.1)
Net proceeds	$ 71.7

(b) Incentive Stock Options

Under the 2001 Incentive Stock Option Plan adopted by the Company on August 9, 2001, the Company may grant options to purchase Class A Subordinate Voting Shares to employees, officers, directors or consultants of the Company. The maximum number of shares reserved to be issued for options is 6.0 million shares. The number of reserved but unoptioned shares at December 31, 2001 is 3,475,000.

All options granted are for a term of no more than ten years from the date of grant. The options granted under Tranche 1 and Tranche 2 vest 1/5 on the grant date, and 1/5 on each subsequent July 31 thereafter, with the exception of 750,000 options that vest 1/3 on the grant date, and 1/6 on each subsequent July 31, thereafter. All options allow the holder to purchase Class A Subordinate Voting Shares at a price equal to or greater than the market price on the trading day immediately prior to the date of grant.

The following is a continuity schedule of options outstanding:

Canadian dollar options	Number	Weighted average exercise price		Options exercisable
Granted	1,400,000	Cdn$	21.00	
Vested				280,000
Outstanding at December 31, 2001	1,400,000	Cdn$	21.00	280,000

U.S. dollar options	Number	Weighted average exercise price		Options exercisable
Granted	1,125,000	U.S.$	13.72	
Vested				325,000
Outstanding at December 31, 2001	1,125,000	U.S.$	13.72	325,000

At December 31, 2001, the outstanding options consist of the following:

Canadian dollar options outstanding		Exercise price	Number	Remaining contractual life (years)	Options exercisable
Tranche 1	$	21.00	1,390,000	9.6	278,000
Tranche 2	$	21.00	10,000	9.6	2,000
Weighted average exercise price	$	21.00	1,400,000	9.6	280,000

U.S. dollar options outstanding		Exercise price	Number	Remaining contractual life (years)	Options exercisable
Tranche 1	$	13.72	1,085,000	9.6	317,000
Tranche 2	$	13.72	40,000	9.6	8,000
Weighted average exercise price	$	13.72	1,125,000	9.6	325,000

(c) Maximum Number of Shares

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all the outstanding options and Convertible Series Preferred Shares issued and outstanding at December 31, 2001 were exercised or converted.

	Number of shares
Class A Subordinate Voting Shares outstanding at December 31, 2001	5,476,191
Class B Shares outstanding at December 31, 2001	42,751,938
Options to purchase Class A Subordinate Voting Shares	2,525,000
Preferred Shares, Series 1 and 2, convertible at $15.09 per share	14,910,537
	65,663,666

(d) Dividends

Dividends declared and paid on outstanding Class A Subordinate Voting and Class B Shares aggregated to $2.0 million for the year ended December 31, 2001.

Dividends declared and paid on outstanding Series 1 and 2 Preferred Shares aggregated to $1.9 million for the year ended December 31, 2001.

12. FINANCIAL INSTRUMENTS

(a) Foreign Exchange Risk

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange. The Company uses foreign exchange contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company's future committed U.S. dollar, euro and British pound outflows and inflows. Gains and losses on these hedging instruments are recognized in the same period as, and part of, the hedged transaction. The Company does not enter into foreign exchange contracts for speculative purposes.

The Company had outstanding foreign exchange forward contracts representing commitments to buy and sell foreign currencies in exchange for Canadian dollars as follows:

	December 31, 2001			
	U.S. dollar amount	Weighted average	euro amount	Weighted average
2002	$ 82.8	1.4629	€ 12.9	1.4382
2002	(247.1)	1.4434	(13.8)	1.4408
2003	38.4	1.4515	6.7	1.3760
2003	(102.3)	1.4861	-	-
2004	10.7	1.4419	5.8	1.3752
2004	(91.1)	1.4789	-	-
2005	4.4	1.3666	2.9	1.4435
2005	(87.1)	1.4729	-	-
2006	(16.1)	1.3862	-	-
	$ (407.4)		€ 14.5	

At December 31, 2001, the Company had other outstanding foreign exchange contracts to buy and sell various foreign currencies in exchange for either euros, U.S. dollars or British pounds. The total amount of such contracts were to buy euros 14.8 million, sell U.S. dollars 4.4 million and sell British pounds 13.2 million.

Based on forward exchange rates as at December 31, 2001 for contracts with similar remaining terms to maturity, the unrecognized net losses relating to the Company's foreign exchange forward contracts are approximately $30.6 million. If the Company's forward exchange contracts ceased to be effective as hedges, for example if projected net foreign cash inflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign denominated cash flows would be recognized in income at the time this condition was identified.

(b) Fair Value

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, however considerable judgement is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below.

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair value.

Long-term debt

The fair value of the Company's long-term debt (including the debt portion of the Convertible Series Preferred Shares), based on current rates for debt with similar terms and maturities, is not materially different from its carrying value.

(c) Credit Risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable and forward exchange contracts with positive values.

Cash and cash equivalents, which consist of short-term investments, including commercial paper, are only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount that is invested in any one government or corporation.

The Company, in the normal course of business, is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions and who the Company anticipates will satisfy their obligations under the contracts.

(d) Interest Rate Risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In addition, the Company's exposure to interest rate risk on fixed rate long-term instruments is also reduced given the minimum periods to redemption with respect to Convertible Series Preferred Shares.

The following table summarizes the Company's exposure to interest rate risk as at December 31, 2001:

	Floating rate	Fixed interest rate	Non-interest bearing	Total
Financial Assets:				
Cash and cash equivalents	$ 77.1	$ -	$ -	$ 77.1
Accounts receivable	-	-	574.3	574.3
Financial liabilities:				
Bank indebtedness	(46.0)	-	-	(46.0)
Accounts payable and all other accrued liabilities and payables	-	-	(632.7)	(632.7)
Long-term debt due within one year	-	(6.8)	-	(6.8)
Long-term debt	-	(30.6)	-	(30.6)
Convertible Series Preferred Shares	-	(194.6)	-	(194.6)
	$ 31.1	$ (232.0)	$ (58.4)	$ (259.3)
Average fixed rate of long-term debt		5.2%		

13. CURRENCY TRANSLATION ADJUSTMENT

Unrealized translation adjustments, which arise on the translation to U.S. dollars of assets and liabilities of the Company's operations with a functional currency of other than the U.S. dollar, resulted in an unrealized currency translation loss of $4.9 million for the five month period subsequent to the Company's reorganization. The unrealized losses resulted primarily from the weakening of the Canadian dollar against the U.S. dollar.

The Company has designated the debt portion of the Convertible Series Preferred Shares (note 10) as a hedge of its net investment in its operations in the United States. Gains and losses from this hedge are not included in the income statement, but are shown in the currency translation adjustment account. The Company recorded net foreign exchange losses of $3.5 million in the currency translation account related to such shares.

14. INTERESTS IN JOINTLY CONTROLLED ENTITIES

The following is the Company's proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company has an interest (before eliminations):

Balance sheets

	December 31	
	2001	2000
Current assets	$ 39.9	$ 30.6
Long-term assets	$ 34.5	$ 19.7
Current liabilities	$ 33.2	$ 26.7
Long-term liabilities	$ 15.9	$ 0.2

Statements of income

	Years ended December 31,		
	2001	2000	1999
Sales	$ 134.6	$ 133.0	$ 99.5
Costs of goods sold, expenses and income taxes	133.4	129.3	96.6
Net income	$ 1.2	$ 3.7	$ 2.9

Statements of cash flows

	Years ended December 31,		
	2001	2000	1999
Cash provided from (used for):			
Operating activities	$ 23.0	$ 9.8	$ 9.1
Investment activities	$ (6.5)	$ (3.0)	$ (5.2)
Financing activities	$ 3.2	$ (6.3)	$ (5.8)

At December 31, 2001, the Company's share of equity in jointly controlled entities includes undistributed earnings of $19.0 million (December 31, 2000 – $14.7 million).

15. DETAILS OF CASH FROM OPERATING ACTIVITIES

(a) Items not involving current cash flows:

	Years ended December 31,		
	2001	2000	1999
Depreciation and amortization	$ 88.0	$ 86.1	$ 87.2
Future income taxes	8.8	(21.6)	(44.4)
Pension obligations	5.3	4.2	5.3
(Gain)/loss on disposals of fixed assets	(1.1)	1.7	5.7
Equity loss and other	0.2	(1.4)	4.8
	$ 101.2	$ 69.0	$ 58.6

(b) Changes in non-cash working capital:

	Years ended December 31,		
	2001	2000	1999
Accounts receivable	$ (108.1)	$ (89.5)	$ (4.4)
Inventories	(22.7)	(72.7)	3.2
Prepaid expenses and other	14.1	1.0	(6.3)
Accounts payable and accrued liabilities	142.6	28.8	12.2
	$ 25.9	$ (132.4)	$ 4.7

16. SEGMENTED INFORMATION

(a) The Company designs, manufactures and supplies automotive interior components, modules and systems primarily for OEM customers on a Tier One basis and manufactures and supplies interior components on a Tier Two basis to other Tier One suppliers. At December 31, 2001 the Company had operations in 14 countries including 64 production facilities and 19 product development and engineering facilities.

The Company is organized by two product groups: Interior Systems and Closure Systems. Each group includes the following products and services:

Interior Systems

The Interior Systems group includes the engineering, development and production of complete seat systems, seat tracks, seat frames, integrated child safety seats and other seating components, cockpit modules, instrument panels, consoles, glove boxes, door modules, door trim panels, package trays, overhead systems, sunvisors, acoustics, automotive carpets, interior panels and other interior garnish trim and components. This group also provides expertise and services for its OEM customers including assembly and sequencing, full vehicle process engineering and integrated interior vehicle safety systems; and

Closure Systems

The Closure Systems group develops, produces and assembles a multitude of closure, latching and power driven door systems. Products include wiper systems, electrical motors, complete door systems, power liftgates and power sliding doors, window regulators and electronic latching systems.

The Company's internal financial reports provided to executive management segment results on a global basis by the aforementioned two main product groups. Furthermore, these results segregate North America and Europe in recognition of each group's management structure and the different geographic business risks faced by the divisions that operate in these segments. Such risks include vehicle production volumes, OEM customer mix, level of OEM outsourcing and the nature of such outsourced products and services, and currency risk. Vehicle production volumes have a significant impact on divisional operating results, business plans and capital spending budgets. Vehicle production volumes in each of North America and Europe are affected by a multitude of factors such as general economic conditions, interest rates, fuel supply and prices, legislative changes, environmental emission and safety issues and labour and/or trade relations.

As a result of the above internal reporting structure, operating segments reported in these consolidated financial statements include:

Interior Systems – with Europe and North America reported separately;

Closure Systems – with Europe and North America reported separately.

	Year ended December 31, 2001						
	Total sales	Depreciation and amortization	Interest (income) expense, net[1]	Equity loss	Income (loss) before income taxes	Fixed asset additions	Fixed assets, net
Interior Systems							
North America	$ 1,561.0	$ 35.2	$ 13.1		$ 65.3	$ 34.4	$ 199.2
Europe	974.0	31.6	11.4	$ 0.4	(19.0)	29.9	146.5
Closure Systems							
North America	614.7	11.3	(0.9)		36.8	10.6	34.2
Europe	121.5	8.5	1.7		(2.6)	12.6	43.9
Corporate, other and intersegment eliminations	(3.1)	1.4	(4.3)		(0.3)	0.1	0.2
Total reportable segments	$ 3,268.1	$ 88.0	$ 21.0	$ 0.4	$ 80.2	$ 87.6	424.0
Current assets							915.9
Goodwill, future tax and other assets							239.5
Total assets							$ 1,579.4

(1) Included in interest (income) expense, net, is $4.8 million of amortization of discount on Convertible Series Preferred Shares.

	Year ended December 31, 2000						
	Total sales	Depreciation and amortization	Interest (income) expense, net	Equity loss	Income (loss) before income taxes	Fixed asset additions	Fixed assets, net
Interior Systems							
North America	$ 1,380.1	$ 34.0	$ 16.3		$ 22.9	$ 48.0	$ 201.5
Europe	868.1	32.2	8.6	$ 0.7	0.8	34.8	137.8
Closure Systems							
North America	595.8	11.1	(0.5)		47.1	12.7	40.7
Europe	128.5	8.0	3.0		(4.6)	8.8	36.6
Corporate, other and intersegment eliminations	(1.6)	0.8			(0.8)		
Total reportable segments	$ 2,970.9	$ 86.1	$ 27.4	$ 0.7	$ 65.4	$ 104.3	416.6
Current assets							788.3
Goodwill, future tax and other assets							260.8
Total assets							$ 1,465.7

	Year ended December 31, 1999						
	Total sales	Depreciation and amortization	Interest expense, net	Equity loss	Income (loss) before income taxes	Fixed asset additions	Fixed assets, net
Interior Systems							
North America	$ 1,339.5	$ 35.9	$ 11.8		$ 17.5	$ 51.8	$ 188.3
Europe	859.7	33.5	9.6	$ 1.2	(1.3)	45.2	142.5
Closure Systems							
North America	511.6	7.9	0.8		47.3	12.0	38.5
Europe	126.7	9.1	2.1		(13.6)	12.9	38.3
Corporate, other and intersegment eliminations	(2.7)	0.8			(0.8)		
Total reportable segments	$ 2,834.8	$ 87.2	$ 24.3	$ 1.2	$ 49.1	$ 121.9	407.6
Current assets							701.0
Goodwill, future tax and other assets							280.2
Total assets							$ 1,388.8

(b) The following table shows certain information with respect to geographic segmentation:

	Year ended December 31, 2001				
	Canada	United States and Other	Continental Europe	United Kingdom	Total
Sales	$ 1,138.0	$ 1,034.6	$ 759.5	$ 336.0	$ 3,268.1
Fixed assets, net	$ 62.2	$ 171.4	$ 137.4	$ 53.0	$ 424.0
Goodwill, net	$ 29.7	$ 24.7	$ 33.5	$ 44.6	$ 132.5

	Year ended December 31, 2000				
	Canada	United States and Other	Continental Europe	United Kingdom	Total
Sales	$ 1,146.8	$ 827.5	$ 658.9	$ 337.7	$ 2,970.9
Fixed assets, net	$ 69.9	$ 172.3	$ 118.1	$ 56.3	$ 416.6
Goodwill, net	$ 33.3	$ 27.2	$ 37.4	$ 52.3	$ 150.2

	Year ended December 31, 1999				
	Canada	United States and Other	Continental Europe	United Kingdom	Total
Sales	$ 1,029.1	$ 819.3	$ 655.1	$ 331.3	$ 2,834.8
Fixed assets, net	$ 67.8	$ 159.0	$ 119.9	$ 60.9	$ 407.6
Goodwill, net	$ 35.5	$ 30.1	$ 41.0	$ 60.4	$ 167.0

(c) For the year ended December 31, 2001, sales to the three largest customers amount to 36%, 20% and 15% (for the year ended December 31, 2000 – 34%, 20% and 15%; for the year ended December 31, 1999 – 35%, 18% and 13%) of total sales, respectively.

17. TRANSACTIONS WITH RELATED PARTIES

	Years ended December 31, 2001	2000	1999
Charges by Magna and affiliates			
Interest expense, net	$ 17.7	$ 29.2	$ 23.5
Amortization of discount on Convertible Series Preferred Shares	4.8	-	-
Financing charge on Convertible Series Preferred Shares	0.9	-	-
Affiliation fees and other charges	53.5	34.0	29.1
Rent	6.1	7.4	7.4
Depreciation of assets under capital lease	1.7	1.8	1.8
Sales of materials to Magna and affiliates	13.7	6.4	8.0
Purchases of materials from Magna and affiliates	28.6	34.8	42.8

At December 31, 2001, the Company's accounts receivable include accounts receivable from Magna companies of $36.9 million (December 31, 2000 – $1.7 million) and accounts payable include accounts payable to Magna companies of $43.9 million (December 31, 2000 – $ 30.5 million).

Magna provides certain management and administrative services to the Company, including legal, environmental, immigration, administrative, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna. The cost of management and administrative services provided by Magna and included in affiliation fees and other charges totalled $4.7 million for the year ended December 31, 2001 (for the year ended December 31, 2000 and 1999 – $4.3 million and $2.1 million, respectively).

During 2001, the Company entered into new or amended existing affiliation agreements with Magna that were effective January 1, 2001. The affiliation agreements provide for the payment by the Company to Magna of an affiliation fee. The affiliation agreements:

- provide the Company with the right to identify itself as part of the Magna group of companies by granting the Company a non-exclusive, world-wide licence to use trademarks which identify Magna and its goods, services and activities in order to identify the Company and its goods, services and activities as being affiliated with Magna;
- provide the Company with access to Magna's core operating principles and to new policies and programs adopted by Magna from time to time;
- provide the Company with access to Magna's senior management and make available to the Company details of any new management techniques and incentive programs as well as marketing materials to the extent they are made available generally to Magna's other affiliates; and
- grant the Company a sole and exclusive world-wide licence (except as described in the next sentence) to use the Intier tradename and certain other trademarks. The Company may not sublicense such tradename and trademarks other than to its subsidiaries.

Pursuant to the Company's affiliation agreements with Magna, the affiliation fees payable by the Company to Magna in respect of each fiscal year will be an aggregate amount equal to:

- 1.5% of the first $3 billion of consolidated net sales for that year;
- 1.0% of the next $3 billion of consolidated net sales for that year; and
- 0.75% of consolidated net sales exceeding $6 billion;

provided that sales from acquired businesses will not be subject to a fee until January 1 of the year following the date of acquisition, and will be subject to a fee equal to 50% of the fee with respect to the Company's other sales in the calendar year following the date of the acquisition, and to the full fee in the second calendar year following the date of the acquisition and thereafter.

The affiliation fee included in affiliation fees and other charges was $47.6 million for the year ended December 31, 2001 (for the years ended December 31 2000 and 1999 – $28.0 million and $25.6 million, respectively).

The Company's Corporate Constitution provides that a maximum of 2% of its pre-tax profits in each fiscal year shall be allocated to the promotion of social objectives. Of this maximum, the social commitment agreement the Company entered into with Magna during the year ended December 31, 2001, effective January 1, 2001, requires the Company to contribute 1.5% of its pre-tax profits in each fiscal year to social and charitable programs coordinated by Magna or other charitable or non-profit organizations on behalf of Magna and its affiliates, including Intier.

The social commitment fee included in affiliation fees and other charges was $1.2 million for the year ended December 31, 2001 (for the years ended December 31, 2000 and 1999 – $1.7 million and $1.4 million, respectively).

Affiliation and social fees in prior years were calculated on a different basis than the 2001 affiliation fee and social commitment fees and are therefore not comparable.

Pursuant to Magna's Corporate Constitution, 10% of the Company's employee pre-tax profit before profit sharing of participating Magna divisions for any fiscal year is required to be allocated to an employee equity participation and profit sharing program (the "Magna EPSP"). The Company's employees in Canada, the United States, the United Kingdom and Austria participate in the Magna EPSP. The Company's portion of the costs associated with the Magna EPSP for the year ended December 31, 2001 was $28.0 million (for the years ended December 31, 2000 and 1999 – $25.7 million and $21.0 million, respectively).

Various land and buildings used in the Company's operations are leased from Magna and its affiliates under operating and capital lease agreements (see note 8).

Transactions with Magna and affiliates are effected on normal commercial terms.

18. CONTINGENCIES

(i) In November 1997, Magna and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which Magna has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. On March 5, 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim, in order to add several new defendants and claim additional remedies. The amended statement of claim now includes the Company's Advanced Car Technology Systems joint venture (ACTS) as a named defendant to the lawsuit and alleges, among other things:

- breach of fiduciary duty by Magna and two of its subsidiaries including the ACTS joint venture;
- breach by Magna of its binding letter of intent with KS Centoco, including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;
- the plaintiff's exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by Magna, TRW Inc. ("TRW"), ACTS and other unrelated third party automotive supplier defendants of such technology in North America;

- a conspiracy by Magna, TRW and ACTS to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with Magna's sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH. The plaintiffs are seeking, amongst other things, damages of approximately Cdn.$3.5 billion.

Magna and ACTS have filed an amended statement of defense and counterclaim and intend to vigorously defend this case. At this time, despite the early stages of this legal proceeding and the difficulty in predicting final outcome, the Company believes that the ultimate resolution of these claims against ACTS will not have a material adverse effect on the Company's consolidated financial position. In addition, Magna has agreed to indemnify ACTS for any damages, liabilities, or expenses incurred in connection with this claim.

(ii) The Company has entered into an agreement with Magna in which it has the option to purchase, and Magna has the right to require it to purchase its 32% equity interest in Camaco L.L.C. for a purchase price of one dollar.

(iii) One of the Company's customers is requesting reimbursement for warranty costs as well as additional expenses which it expects to incur as a result of a voluntary customer satisfaction-based recall of a product which forms part of a module supplied by the Company to the customer. The product in question is supplied to the Company by another large supplier that the Company was directed to use by its customer. The customer has claimed that the warranty and future recall costs could be up to $42 million. Based on the Company's investigations to date, the Company does not believe that it has any liability for this claim and that any liability that the Company may become subject to, if it is established that the product is defective, will be recoverable from the supplier of the product, although the Company cannot provide assurance that this will be the case.

(iv) In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for potential environmental issues. Management believes that adequate provisions are recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared using Canadian generally accepted accounting principles which conform with United States generally accepted accounting principles except for the following:

(a) The Company has certain interests in jointly controlled entities that have been proportionally consolidated in these consolidated financial statements. Under U.S. GAAP, these interests would be accounted for by the equity method. Net income, earnings per share, shareholders' equity and Magna's net investment under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities.

(b) Under U.S. GAAP, the Company would not have accounted for the Convertible Series Preferred Shares as part equity and part debt as required under Canadian GAAP. Under U.S. GAAP, the Convertible Series Preferred Shares would be shown at their face value outside of shareholders' equity and the entire non-cumulative dividend would be deducted from net income attributable to Class A Subordinate Voting and Class B Shares.

(c) In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. Effective January 1, 2000, the Company changed its method of accounting under U.S. GAAP for in-house engineering service and tooling contracts provided in conjunction with subsequent assembly or production activities which are regarded as a single arrangement. Previously, the Company had recognized revenue from these engineering service and tooling contracts on a percentage of completion basis. Under the new accounting method adopted effective January 1, 2000, for U.S. GAAP purposes, the Company recognizes revenue and related cost of sales for these activities over the estimated life of the assembly or production arrangement. The effect of the change on the year ended December 31, 2000 was to decrease net income by $0.9 million. The cumulative adjustment to net income as of January 1, 2000 was not significant.

For the year ended December 31, 2001, revenues and expenses under U.S. GAAP are lower by $9.1 million (2000 – $9.3 million) and $8.7 million (2000 – $8.4 million), respectively, as a result of this difference between Canadian and U.S. GAAP. The net revenue reduction for the year ended December 31, 2001 includes $6.8 million (2000 – $8.2 million) in revenue that was included in the cumulative effect adjustment as of January 1, 2000.

(d) The Company continues to measure compensation cost related to awards of stock options using the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by Statement of Financial Accounting Standards Board No. 123 "Accounting for Stock-Based Compensation" ("Statement 123"). Under APB Opinion No. 25, when a stock option is repurchased by the Company for a cash payment, the Company must record compensation expense. Under Canadian GAAP, the payment is considered a capital transaction and recorded in retained earnings. In addition, under EITF 96-18, when stock options are issued to non-employees other than directors acting in their capacity as a director, the Company must record compensation expense in accordance with Statement 123. Options issued to directors for services provided outside of their role as a director are recorded as compensation expense by the Company. For the year ended December 31, 2001, the Company issued stock options to non-employees in return for services rendered. The total amount of this compensation expense for 2001 was $0.4 million.

(e) The Company uses foreign exchange forward contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of its future committed U.S. dollar, euro and British pound outflows and inflows. Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction. For periods up to and including December 31, 2000, gains and losses on these contracts were also accounted for as a component of the related hedged transaction under U.S. GAAP.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards Board No. 133 ("Statement 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Statement 133 requires a company to recognize all of its derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. Statement 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

For the year ended December 31, 2001 the Company's derivative portfolio is not eligible for hedge accounting despite the fact that management considers its portfolio to be an effective foreign currency risk management tool and an economic hedge of its future committed U.S. dollar, euro and British pound outflows and inflows. Effective January 1, 2002, the Company implemented a new treasury management system that complies with the document requirements for hedge accounting under Statement 133.

Accordingly, the Company has recorded a charge to net income of $16.1 million in the year ended December 31, 2001 for purposes of reconciling to U.S. GAAP. For periods prior to and including December 31, 2000, this amount would have been deferred and recorded as a component of the related hedged transaction under U.S. GAAP. In addition, the Company recorded a cumulative adjustment to other comprehensive income of $8.2 million as of January 1, 2001 upon adoption of Statement 133.

(f) The following table presents net income and comprehensive income under U.S. GAAP:

	Years ended December 31,		
	2001	2000	1999
Net income attributable to Class A Subordinate Voting and Class B Shares under Canadian GAAP	$ 39.0	$ 34.7	$ 26.6
Adjustments (net of related tax effects):			
Amortization of discount on Convertible Series Preferred Shares	4.8	-	-
Return of capital on Convertible Series Preferred Shares	(3.8)	-	-
In-house tooling and engineering	(0.4)	(0.9)	-
Derivative instruments	(16.1)	-	-
Non-employee stock option compensation expense	(0.4)	-	-
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP	$ 23.1	$ 33.8	$ 26.6
Other comprehensive income:			
Cumulative adjustment at January 1, 2001 for the change in derivative instrument accounting	(8.2)	-	-
Adjustment for derivative instruments, matured during 2001, included in the cumulative adjustment at January 1, 2001	4.4	-	-
Unrealized foreign exchange losses on translation of self-sustaining foreign entities	(13.4)	(12.9)	(4.5)
Comprehensive income under U.S. GAAP	$ 5.9	$ 20.9	$ 22.1

(g) As a result of the reorganization of the Company, as described under Principles of Consolidation in Significant Accounting Policies, earnings per share and retained earnings for the year ended December 31, 2001 include net income for the five month period subsequent to July 31, 2001.

The following table presents net income, comprehensive income and earnings per share information under U.S. GAAP for the five months ended December 31, 2001:

Net income attributable to Class A Subordinate Voting		
and Class B Shares under Canadian GAAP	$	17.9
Adjustments (net of related tax effects):		
Amortization of discount on Convertible Series Preferred Shares		4.8
Return of capital on Convertible Series Preferred Shares		(3.8)
In-house tooling and engineering		(0.3)
Derivative instruments		-
Non-employee stock option compensation expense		(0.4)
Net income attributable to Class A Subordinate Voting and Class B Shares		
under U.S. GAAP	$	18.2
Other comprehensive income:		
Unrealized foreign exchange losses on translation of self-sustaining foreign entities		(4.9)
Comprehensive income under U.S. GAAP	$	13.3

Basic earnings per Class A Subordinate Voting or Class B Share:		
Net income attributable to Class A Subordinate Voting and Class B Shares		
under U.S. GAAP	$	18.2
Average number of Class A Subordinate Voting and Class B Shares outstanding		
during the five months		47.9
Basic earnings per Class A Subordinate Voting or Class B Share	$	0.38
Diluted earnings per Class A Subordinate Voting or Class B Share:		
Net income attributable to Class A Subordinate Voting and Class B Shares		
under U.S. GAAP for basic earnings per share	$	18.2
Adjustments (net of related tax effects):		
Return of capital and financing charge on Convertible Series		
Preferred Shares		4.7
	$	22.9
Average number of Class A Subordinate Voting and Class B Shares outstanding		
during the five months		47.9
Convertible Series Preferred Shares		14.9
Stock options		-
		62.8
Diluted earnings per Class A Subordinate Voting or Class B Share	$	0.36

(h) The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	As at December 31, 2001					
	Canadian GAAP	Derivative instruments	Stock compensation expense	In-house tooling and engineering	Convertible Series Preferred Shares	U.S. GAAP
Future tax assets	96.0	10.7	-	0.2	-	106.9
Other accrued liabilities	49.6	30.6	0.4	0.6	-	81.2
Convertible Series Preferred Shares	194.6	-	-	-	24.9	219.5
Shareholders' equity	609.9	(19.9)	(0.4)	(0.4)	(24.9)	564.3

	As at December 31, 2000		
	Canadian GAAP	In-house tooling and engineering	U.S. GAAP
Future tax assets	102.1	0.5	102.6
Other accrued liabilities	28.0	1.4	29.4
Magna's net investment	850.2	(0.9)	849.3

(i) The Company does not recognize compensation expense for its outstanding fixed price stock options. Under U.S. GAAP, the Company is required to disclose compensation expense assuming compensation expense for the stock option plan had been determined based upon the fair market value at the grant date, consistent with the methodology prescribed under Statement 123.

The fair value of stock options is estimated at the date of grant using the Black Scholes options pricing model with the following weighted average assumptions:

Risk free interest rate	4.6%
Expected dividend yield	0.9%
Expected volatility	28%
Expected time until exercise	5 years

The Black Scholes options valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

The weighted average grant date fair value of options granted during 2001 amounted to $4.18.

On a pro forma basis, under Statement 123, the 2001 net income attributable to Class A Subordinate Voting and Class B Shares, and basic and diluted earnings per Class A Subordinate Voting or Class B Share would have been $17.7 million and $0.37 and $0.36, respectively.

(j) Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

Canadian GAAP standards:

Effective January 1, 2002, the Company will adopt the Canadian Institute of Chartered Accountants' new recommendations under Handbook Section 3062, "Goodwill and other Intangible Assets" (CICA 3062). CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life. In accordance with CICA 3062, the Company will apply the recommendations prospectively, without restatement of any comparative periods.

Upon adoption of the new recommendations, the Company will cease to record amortization of existing goodwill. The amortization relating to goodwill charged to income in 2001 was $8.3 million. The Company is currently reviewing the new CICA pronouncement and evaluating the specific goodwill attributable to reporting segments and evaluating that goodwill for impairment.

U.S. GAAP standards:

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". These standards reflect the same accounting requirements as CICA 1581 and CICA 3062, respectively.

In addition, during 2001, FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143") and No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets" ("FAS 144").

FAS 143 requires that legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and furthering the operating life of a long-lived asset, be recorded and amortized over the assets' useful life using a systematic and rational allocation method. FAS 143 is effective for fiscal years starting after June 15, 2001. The Company has not determined the impact, if any, of this pronouncement on its consolidated financial statements.

FAS 144, which supercedes FAS 121, is effective for fiscal years beginning after December 15, 2001. FAS 144 provides guidance on differentiating between assets held for sale and held for disposal other than by sale. Consistent with FAS 121, FAS 144 continues to require the same approach for recognizing and measuring the impairment of assets to be held and used. The Company has not determined the impact, if any, of this pronouncement on its consolidated financial statements.